7/2

07024866

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tate & Lyle

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 00905 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT: 7/3/07

082-00905

TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

ARIS
3-31-07

Annual Report 2007

Tate & Lyle is a world-leading manufacturer of renewable food and industrial ingredients. We use innovative technology to transform corn, wheat and sugar into value added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

Size and production
This year's annual report has been produced in a smaller size to reduce paper usage and mailing costs.

The report is printed on 'Look!' paper and has been independently certified on behalf of the Forest Stewardship Council (FSC).

It was printed at St Ives Westerham Press Ltd, which is ISO14001, FSC and CarbonNeutral® certified.

FSC Mixed Sources

CarbonNeutral®

Tate & Lyle PLC
Tate & Lyle PLC is a public limited company listed on the London Stock Exchange and registered in England. This is the Report and Accounts for the year ended 31 March 2007.

More information about Tate & Lyle can be found on our website at www.tateandlyle.com.

Cautionary statement
Please read the full cautionary statement which can be found on page 144.

01 Overview of the year

Sir David Lees and Iain Ferguson summarise Tate & Lyle's performance in the past year.

Dividend per share

+7.5%

02 What we do

Find out which markets we operate in, how we serve our customers, what we make and what we are doing to grow our business.



03 How we performed

How we measure our performance, and the results for the Group and each business division for the financial year.

Food & Industrial Ingredients, Americas


44%

Contribution to total operating profit before exceptional items and amortisation

04 How we run the business

Find out who Tate & Lyle's directors are and how we apply our values to the way we run our business.



05 Statutory information

Our detailed financial statements and other statutory information such as directors' pay.



Performance highlights

Total operations The figures and charts opposite relate to the Group's results for its total operations (including continuing and discontinued businesses).

Basis of preparation Unless stated otherwise, the Group's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). Information prior to 2005 is shown under Generally Accepted Accounting Practice in the United Kingdom (UK GAAP).

Amortisation Unless stated otherwise, the use of the word 'amortisation' on pages 1 to 82 in this annual report and accounts relates to the amortisation of intangible assets arising on acquisition of businesses.

Adjusted profit before tax Unless stated otherwise, adjusted profit before tax in this annual report and accounts is before exceptional items and amortisation.

Profit before tax, exceptional items and amortisation
£m

Year to 31 March 2007 **£336m**

£295m

+14%



UK GAAP
IFRS
228
227
255
254
295
336
2003
2004
2005
2005
2006
2007

Sales
£m

Year to 31 March 2007 **£4 070m**

£3 720m

+9%



UK GAAP
IFRS
3 167
3 167
3 342
3 339
3 720
4 070
2003
2004
2005
2005
2006
2007

Continuing operations Following the sale of Redpath, our Canadian cane sugar refining business, and the closure of Eastern Sugar, these businesses have been classified as discontinued in these accounts. Excluding these two discontinued businesses, the results from the Group's continuing operations for the year ended 31 March 2007 are shown opposite.

Continuing operations	**Year to 31 March 2007**	Year to 31 March 2006	
Sales	**£3 814m**	£3 465m	+10%
Adjusted profit before tax[1]	**£317m**	£267m	+19%
Adjusted diluted earnings per share[1]	**45.2p**	37.8p	+20%

[1] Before exceptional items and amortisation.

Diluted earnings per share before exceptional items and amortisation
pence

Year to 31 March 2007	**47.9p**
Year to 31 March 2006	41.7p

+15%



UK GAAP
IFRS
33.0
33.9
38.0
37.4
41.7
47.9
2003
2004
2005
2005
2006
2007

Net debt
£m

Year to 31 March 2007	**£900m**
Year to 31 March 2006	£866m

up £34m



UK GAAP
IFRS
471
388
451
474
866
900
2003
2004
2005
2005
2006
2007

Dividend per share
pence

Year to 31 March 2007	**21.5p**
Year to 31 March 2006	20.0p

+7.5%



18.3
18.8
19.4
20.0
21.5
2003
2004
2005
2006
2007

Tate & Lyle's five-year cumulative total shareholder return
Value of £100 invested on 31 March 2002



£
250
200
150
100
50
Tate & Lyle
FTSE 100 Index
31 March 02
31 March 03
31 March 04
31 March 05
31 March 06
31 March 07

Source: Kepler Associates

Total shareholder return performance
The graph shows the cumulative total shareholder return performance (share price growth plus reinvested dividends) of Tate & Lyle over the past five years compared with the FTSE 100 Index.



Chairman's statement

Tate & Lyle performed well in the 2007 financial year, delivering a third consecutive year of double-digit pre-tax profit growth.

Results

Tate & Lyle performed well in the 2007 financial year, delivering a third consecutive year of double-digit pre-tax profit growth despite the headwinds of energy cost increases, EU sugar regime reform and adverse currency movements. The latter was more than offset by a lower depreciation charge arising from the impairment of Food & Industrial Ingredients, Europe's assets in 2006. Following the sale of Redpath, our Canadian cane sugar refining business, and the surrender of quota at Eastern Sugar, these businesses have been classified as discontinued.

Growth this year has been driven substantially by our Food & Industrial Ingredients businesses, which together achieved a 36% increase in adjusted operating profit. Last year we set a demanding target for the contribution from value added products to grow by 30% in the year to 31 March 2007. Although we did not achieve the target, profits from value added products were 14% higher than in the previous year on a constant currency basis. We remain committed to and confident in our strategy to achieve further growth from this part of our business.

Sales from total operations (including both continuing and discontinued operations) were £4,070 million (2006 – £3,720 million). Adjusted profit before tax from total operations increased by 14% to £336 million (2006 – £295 million). Profit before tax from total operations including a net gain from exceptional items of £10 million and amortisation of £9 million was £337 million (2006 – £42 million).

The Group's continuing operations produced strong results. Sales from continuing operations increased by 10% to £3,814 million (2006 – £3,465 million) and the adjusted profit before tax increased by 19% to £317 million (2006 – £267 million). Profit before tax from continuing operations was £295 million (2006 – £14 million).

Adjusted diluted earnings per share from continuing operations increased by 20% to 45.2p (2006 – 37.8p), and from total operations increased by 15% to 47.9p (2006 – 41.7p). Diluted earnings per share from continuing operations after exceptional items and amortisation were 38.1p (2006 – loss of 10.3p).

Proceeds from the sale of Redpath of £131 million were received after the year end. After investment and capital expenditure of £257 million, net debt increased by £34 million to £900 million. Interest cover remained strong at 10.1 times (2006 – 9.9 times).

Dividend

The Board proposes an increase of 1.5p (7.5%) in the total dividend for the year to 21.5p. This is covered 2.3 times by earnings before exceptional items and amortisation. The proposed final dividend of 15.3p (2006 – 14.1p) will be due and payable on 26 July 2007 to all shareholders on the Register of Members at 29 June 2007.

The Board

John Nicholas was appointed as Group Finance Director and to the Board on 19 July 2006 following the retirement of Simon Gifford. The Board thanks Simon for 37 years of distinguished service.

Board allocation of time
Year ended 31 March 2007



Governance 7%
Other 3%
Strategy 38%
Operations 13%
Finance and risk 27%
Capital expenditure and investment 12%

Elisabeth Airey was appointed as a non-executive director from 1 January 2007. She has extensive financial and business management experience and currently has a number of non-executive roles including Chairman of Zetex plc, the quoted semiconductor company.

The pie chart opposite shows the time spent by the Board at its meetings in the last financial year allocated between its various responsibilities. As can be seen, 50% of the Board's time was spent on strategy and investment. The Board meets eight times per annum and aims to hold at least two of its meetings on the sites of its major operations, providing the opportunity for it to meet senior operating management and carry out plant visits.

During the year, the Board carried out its annual evaluation of the effectiveness of the Board and its Committees, led by myself. The 2007 evaluation involved one-to-one performance evaluation meetings with each director, the Company Secretary and the Group Human Resources Director. The main themes and comments arising from the meetings were presented as a report to the Board for discussion and certain suggestions made are being or will be implemented.

Outlook

The closure of Eastern Sugar and the advanced discussions on the partial disposal of Food & Industrial Ingredients, Europe (if completed as anticipated) will significantly reduce the Group's exposure to the new EU sugar regime which came into effect during the year. These actions, together with the £131 million disposal of Redpath, our Canadian cane sugar refining business, after the end of the year, and the proposed £79 million investment in the German speciality food ingredients group G.C. Hahn & Co., represent further significant steps in repositioning and strengthening our business for future growth.

On the assumption that an agreement on the terms currently contemplated for the partial disposal of Food & Industrial Ingredients, Europe is entered into at the end of the summer, the Board is now actively considering the utilisation of the proceeds as part of a return of capital to shareholders and expects to be in a position to update shareholders in this regard at the AGM on 18 July 2007.

As we look forward to the year to 31 March 2008, a number of factors will impact our profits in comparison with the year to 31 March 2007. We do not expect a repeat of this year's unusually high profits in ethanol. We anticipate that the continuing oversupply of sugar in the EU market will have a further negative impact on our sugar refining businesses. The anticipated partial disposal of Food & Industrial Ingredients, Europe will reduce operating profits, and the commissioning of the Singapore SPLENDA® Sucralose facility will increase fixed costs, offsetting the benefits of expected continued growth in sales in this division.

On the other hand, we anticipate making further progress in value added products as we bring on stream new capacity at our Sagamore and Loudon facilities, and as we continue to grow sales of SPLENDA® Sucralose. We will also benefit from the improved sweetener pricing secured at Food & Industrial Ingredients, Americas in the 2007 calendar year pricing round. Furthermore, were the EU Commission's most recent proposals for stabilising the EU sugar market to be adopted, market sentiment for the next pricing round would improve and the threat of a quota reduction for our European Sugars business for the sugar year commencing 1 October 2007 would be removed.

Over the last few years the Group has embarked on a strategy of building a stronger value added business from a low-cost commodity base whilst, at the same time, reducing the impact of our exposure to volatile markets. Our strategy continues to be successful and, whilst the coming year will essentially be one of transition, it has provided the Group with a stronger base from which to take advantage of the growth opportunities that lie ahead.

Sir David Lees
Chairman
22 May 2007



Chief Executive's review

Our long-term strategy continues to serve us well and, as we reshape our business, I am confident that we will be well placed to deliver further growth in the years ahead.

Overview

Overall, Tate & Lyle performed strongly again in the 2007 financial year and achieved good profit growth despite the negative impacts of increases in global energy prices, which added £28 million to our energy costs, reform of the EU sugar regime and foreign exchange translation. Core value added ingredients achieved good growth and margin gains were achieved on commodity products in the 2007 calendar year sweetener pricing round in both the US and Europe.

Growth was driven mainly by another strong performance in both commodity and value added products at Food & Industrial Ingredients, Americas. Food & Industrial Ingredients, Europe (which benefited from £25 million lower depreciation due to the impairment charge taken in the year to 31 March 2006) also performed better than expected in the second half-year. SPLENDA® Sucralose operating profit grew modestly, by 3% to £70 million, due to a slower than anticipated acceleration of uptake from major customers. In constant currency terms growth was 9% and, despite a strong performance from core value added products which grew by 19%, total value added operating profit growth of 14% did not achieve our target of 30%. Operating profit at Sugars, Europe was lower than the prior year despite a good performance in sugar trading, although this was somewhat lower than the unusually high result that trading delivered in the year to 31 March 2006. Exchange translation reduced Group operating profit by £16 million.

SPLENDA® Sucralose

As stated in our announcement on 23 January 2007, the SPLENDA® Sucralose business achieved only modest growth in the year, a disappointment in what was otherwise a successful year for the Group.

A number of factors caused the slower than anticipated acceleration of uptake from our major customers: product development life-cycles returning to more normal levels following the Atkins diet period; the depletion of customers' security stocks of SPLENDA® Sucralose in response to our new capacity coming on stream; and volumes to the US carbonated soft drink sector not meeting our expectations.

We expect the global market for high-intensity sweeteners to grow by 3% to 4% annually by volume and we expect to increase our market share, which we currently estimate at 28%. Despite this expected growth in sales, higher costs of production as we commission the Singapore plant and increased patent defence costs mean that we expect any growth in operating profit of the division in the year ended 31 March 2008 will be modest and second half-year weighted.

SPLENDA® Sucralose is a highly successful product. During our three years of ownership of the business we have made excellent progress in establishing manufacturing scale and reliability, and putting in place the distribution and marketing organisation that will be essential to fulfil its potential in this growing market. We have an extensive product development pipeline across several markets and additional resources have been deployed to help facilitate the process of reformulating our customers' products to include SPLENDA® Sucralose. Looking forward, a key focus will be the geographic and product expansion of SPLENDA® Sucralose as we complete commissioning and bring the new production capacity in Singapore on stream.

Expansion projects

All of our expansion projects, which will promote longer-term value added growth across our business, continue to progress satisfactorily.

Our joint venture plant with DuPont in Loudon, Tennessee, to produce Bio-PDO™ from renewable resources was completed on time and has begun sales across several categories, including for polymerisation for apparel and carpets, and for direct applications (in cosmetics and as de-icing fluid). This has been a tremendous achievement in bringing on-line a unique bio-refinery process.

The expansion of our Sagamore plant in the US is now complete. This increases capacity for making a variety of value added starches used by customers in dairy, beverages, baking, snacks and dressings. The Loudon expansion, which is adding capacity for value added starches, substrate to the Bio-PDO™ joint venture and ethanol, is on track to be completed in October 2007. Both these expansions also bring significant environmental benefits by reducing energy consumption and emissions.

Construction has begun on the first phase of our new corn wet mill in Fort Dodge, Iowa, which is due to be completed by March 2009.

The doubling of production capacity at the McIntosh, Alabama, SPLENDA® Sucralose facility has been achieved and the new Singapore facility was completed on time and is being commissioned.

Reshaping our business

During the year we have continued to restructure our portfolio of businesses to help deliver our strategy to grow our business by improving the contribution from value added products and by reducing the impact of our exposures to volatile raw material and commodity markets and also markets subject to regulatory change.

On 16 April 2007 we announced the signing of an agreement to acquire an 80% holding in German speciality food ingredients group G.C. Hahn & Co. for a total cash consideration of £79 million (€116 million). This investment, which we expect to complete in June 2007, will broaden both our product offering and our customer base.

On 23 April 2007 we announced that we had completed the disposal of our Canadian cane sugar refining business (Redpath) for a net consideration of £131 million subject to closing adjustments relating to working capital. The approximate gain on disposal of £55 million will be reported in the year to 31 March 2008. Redpath, which is reported as a discontinued business in the year to 31 March 2007, was exposed to mark-to-market movements on inventory driven by changes in volatile world sugar prices.

On 9 May 2007 we announced that we are at an advanced stage of exclusive discussions with Syral SAS (a subsidiary of Tereos of France), which may lead to the disposal of our interest in the facilities of Food & Industrial Ingredients, Europe in the UK, Belgium, France, Spain and Italy. The transaction contemplated would give rise to a gross cash consideration expected to be in the range of £200 million to £220 million before restructuring costs. It would be subject to anti-trust approval and could take several months to complete from any signing date. Further announcements will be made as appropriate.

Tate & Lyle's operations in Koog, the Netherlands (the main site in Western Europe for corn-based value added starch production), Morocco and the Eaststarch joint venture are excluded from these discussions. Tate & Lyle will continue to develop its value added ingredients business in Europe through these businesses together with its Global Food Ingredients Group, which includes Cesalpinia Food, and, upon completion, G.C. Hahn & Co.

EU sugar regime

The reforms of the EU sugar regime came into effect on 1 July 2006. Our refineries in London and Lisbon continue to be affected by oversupply of sugar within the EU and this has reduced the profitability of those businesses in the year to 31 March 2007. A number of actions are being taken to mitigate the impact of the new regime, for example through the development of new export markets within the EU such as Italy, significant investments in efficiency projects at Thames Refinery, and the surrender of quota in Eastern Sugar.

Safety

Tate & Lyle has no higher priority than safety, which we believe is fundamental to running a successful business. Whilst our commitment is to provide a safe workplace for all our employees, the 2006 calendar year was one of stark contrasts in safety. Despite many of our sites achieving world-class safety performance, I am sorry to report that in July 2006, a tragic accident occurred at our Decatur, Illinois, plant, in which one employee died and two were hospitalised. As a result of the severity of this incident the Group safety index declined by 40%. This comes after three years of continuous improvement and reminds us that we must never relax our efforts to achieve and maintain the highest standards of safety.

Environment

Environmental impacts are many and varied. Our three most significant environmental impacts are energy use, water use and non-hazardous solid waste production. Energy use is by far our most significant impact, and we therefore give it the highest priority. Managing our impacts to produce a more positive result is good for the environment and also brings economic benefits to Tate & Lyle.

In early 2007, we began a major new environmental project at Thames Refinery to generate significant energy savings. By March 2009, the Refinery will use renewable biomass to supply 70% of its energy requirements. By replacing the use of a fossil fuel (natural gas) with a renewable resource, this project will have significant environmental benefits while considerably reducing manufacturing costs and our carbon footprint. We are also working with external environmental consultants to start research into our carbon footprint.

Conclusion

This has been a year of considerable activity and challenge as we faced the negative impact of reform of the EU sugar regime, higher energy costs and exchange translation. In response, we have taken a number of significant actions towards reshaping our business to reposition the Group for future growth. All these activities have had, and continue to have, a considerable impact on our people around the world and I would like to thank them for their dedication, effort and commitment.

Our key areas of focus for the year to 31 March 2008 will be to:

- Continue the geographic and product expansion of SPLENDA® Sucralose by establishing it as the high-intensity sweetener of choice and by implementing long-term growth and cost reduction plans;
- Reshape our European ingredients business (after the assumed completion of the partial disposal of Food & Industrial Ingredients, Europe);
- Complete our expansionary capital project in Loudon, to bring on stream new capacity in Sagamore and Singapore, and to progress the construction at Fort Dodge;
- Continue the reshaping of our European Sugars business to face the challenges and opportunities of the EU sugar market beyond 2009; and
- Improve productivity and balance sheet efficiency.

Our long-term strategy continues to serve us well and, as we reshape our business, I am confident that we will be well placed to deliver further growth in the years ahead.

Iain Ferguson CBE
Chief Executive
22 May 2007

Think of a raw material: corn, sugar, wheat. Now imagine what you could make from it.

What comes to mind? Food ingredients, probably. Perhaps even animal feed. But did you think of fuel? Plastic? Carpets? We did. And we're continually coming up with ways to make our customers' products...

REBALANCE™

Our REBALANCE™ ingredient systems help our customers reduce fat, sugar and calories in products like cookies, muffins and beverages without compromising taste.


TASTIER



STRETCHIER

Bio-PDO™

Your clothes can now be greener as well as stretchier if they're made from DuPont's Sorona® fibre, which has replaced a petrochemical ingredient with Bio-PDO™, our ingredient made from corn.


THICKER

Speciality
gums

Customers use our speciality gums such as locust bean gum to provide texture and viscosity to sauces, salad dressings and dairy foods, and as low-calorie fat replacers and stabilisers.



ENRICH™

Our ENRICH™ service offers ingredient systems with added nutrients, which help make products like crackers, yoghurts and beverages better for you, while tasting just as good.




CRUNCHIER

Sugar

Sugar is not just about sweetness: we make different types of sugar that provide distinctive textural properties, helping products like cereals and biscuits stay crunchy.


GREENER

Bio-fuel

When construction of the first phase of our new corn wet mill in Fort Dodge, Iowa, is complete in March 2009, we will be producing a total of 200 million gallons of ethanol each year, helping to meet the growing US demand for renewable fuel.


STRONGER

Paper starches

Our world-leading starches made from corn or wheat pull particles together in paper pulp to create a stronger sheet, with the added benefits of a cleaner manufacturing process and less waste.


SPLENDA®
Sucralose
Our unique no-calorie sweetener made from sugar is helping customers around the world provide lower-calorie alternatives to your favourite foods and drinks.
LIGHTER



SMARTER

R&D

Our scientists are continuing to develop better ways of making products like plastics, traditionally made from petrochemicals, by using renewable sources like corn instead.

...and we're still thinking, and developing new ways of using raw materials to create possibilities for our customers in many industries.

With Tate & Lyle, the possibilities are endless.

IN THIS SECTION

Business overview



All our ingredients are produced from renewable crops.

Tate & Lyle is a world-leading manufacturer of renewable food and industrial ingredients. All our ingredients are produced from renewable crops, predominantly corn (maize), wheat and sugar cane. We take these renewable crops and transform them through the use of innovative technology into value added ingredients for our food, beverage and industrial customers.

Backed by a strong and growing research organisation, Tate & Lyle's ingredients help add taste, texture, nutrition and increased functionality to everyday products used by millions of people around the world.

Tate & Lyle was founded in the UK in 1921 but its roots can be traced back to a number of companies established in the middle of the 19th century focused on sugars in Europe, wheat and corn milling in Europe and corn milling in the US. 2006 marked the 100th anniversary of the founding of our US corn milling business.

Operations

Tate & Lyle is headquartered in the UK and is a global company currently operating more than 60 production facilities in 24 countries mainly throughout Europe, the Americas and South East Asia. At 31 March 2007, we employed 6,900 people in our subsidiaries with a further 2,300 employed in joint ventures.

During the year ended 31 March 2007, the Group operated through five business divisions:

- Food & Industrial Ingredients, Americas;
- Food & Industrial Ingredients, Europe;
- Sucralose;
- Sugars, Americas & Asia; and
- Sugars, Europe.

These divisions are supported by the corporate Head Office in London, by our Global Food Ingredients Group (see page 25), and by a number of global business groups with expertise in areas such as sales and marketing, procurement, information technology and research and development.

A description of the performance of the Group and each of its five divisions for the year ended 31 March 2007 can be found on pages 36 to 43. More information about each of the divisions, their products, services and plants can be found on pages 34 and 35.

Vision

Tate & Lyle's vision is that we will grow by uniting our businesses and developing partnerships to create the world's leading renewable ingredients business. We will build a consistent portfolio of distinctive, profitable, high-value solutions in products and services for our customers.

Strategy and objectives

Tate & Lyle's strategy is to grow our business and create long-term value for our shareholders. To deliver this growth, we focus on five key business objectives.

Serve our customers

Delivering excellent customer service is at the core of everything we do. Our aim is to be the partner of choice in our customers' innovation processes and to help them develop more successful consumer products. To develop our customer relationships further throughout our business, we have set up cross-functional teams to work with our customers to provide consumer and customer insights and to support them in looking for new product innovation opportunities.

Operate efficiently and safely

We aim to be the lowest-cost and most efficient producer in all our markets. Building our value added business on a sustainable low-cost commodity base is key to delivering our strategy. Through our expertise in high-volume process management, our focus on technical and manufacturing excellence and the efficient use of services such as logistics and utilities, we are continually working to improve the efficiency of our operations. We also strive to ensure that there are safe and healthy conditions for everyone at our sites.

Invest in acquisitions and partnerships

We continually evaluate acquisition opportunities that would add strategic value by enabling us to enter new markets or add products, technologies and knowledge more efficiently than we could organically. We also aim to grow our business by forming joint ventures and partnerships to develop and distribute new products, and to enhance the capabilities of our existing ingredient portfolio. Using alliances and joint ventures can be an efficient way to lower our cost of investing in new areas and markets, and help secure access to new and complementary technology and expertise.

Invest in technology and people

We have increased our investment in our research and development capabilities to help us develop innovative solutions that meet our customers' product challenges. We are also complementing our own capabilities through business and technology partnerships, university collaborations and investments in start-up companies. To help develop talent, improve leadership and help our employees succeed, we operate various programmes designed to ensure we have the right skills at all levels to grow our business.

Grow the contribution from value added products

We are committed to continuing to grow the contribution from our value added products. Value added ingredients utilise technology or intellectual property enabling our customers to produce distinctive products and Tate & Lyle to obtain a price premium and/or substainable higher margins.

Contribution to Group operating profit[1] from value added products
Year ended 31 March 2007


Other products
53%
Value added[2]
47%

[1] Before exceptional items and amortisation (from total operations).

[2] Of total value added profit, 19% relates to SPLENDA® Sucralose and 28% to core value added products.

The markets we serve

Food and beverage



Sweeteners
Providing sweetness and flavour with or without calories

- Nutritive: Sugars; Cereal sweeteners
- Low-calorie: Polyols; Polydextrose
- Non-nutritive: SPLENDA® Sucralose

→ Sweetener blends

Enrichers
Adding nutritional benefits

- Dietary fibres: Resistant syrups and starches; Polydextrose
- Fortifiers: Calcium citrate; Speciality proteins

→ Enricher blends

Stabilisers
Providing thick or smooth texture and increasing shelf-life

- Hydrocolloids: Starches; Gums
- Emulsifiers: Starches; Proteins
- Fat-replacers: Maltodextrins; Polydextrose

→ Stabiliser blends

Acidulants
Enhancing flavour

- Citric acid
- Malic acid

→ Acidulant blends

Blends and ingredient systems
Unique combinations of ingredients, tailor-made for customers to help meet specific product challenges

Industrial



Bio-fuels
Replacing petrochemicals in fuels with renewable alternatives

- Ethanol

Bio-materials
Creating materials from renewable sources rather than petrochemicals

- Bio-PDO™

Paper ingredients
Adding functionality, eg texture, stiffness to paper products

- Starches
- Retention aids

Other products

- Acidulants
- Fermentation substrates
- Biogums

Pharmaceutical and personal care



Humectants
Improving texture by retaining moisture

- Bio-PDO™
- Polyols

Excipients
Providing form and bulk in tablets

- Starches
- Polyols

Animal feed



Basic nutrients
Producing nutrients and feedstuffs for farm animals and pets

- Proteins
- Molasses

Operating environment

Markets

As shown on pages 22 and 23, Tate & Lyle participates mainly in four markets: food and beverage; industrial; pharmaceutical and personal care; and animal feed. Of these markets, food and beverage and industrial are the most significant. We principally sell our ingredients, ingredient solutions and services to manufacturers in these two markets. They use our ingredients to manufacture their consumer and industrial products. In the food sector, we also sell end-products directly through retail distribution channels to retail customers in certain markets. Our customer base includes many of the world's major global food, beverage and industrial companies. Our ingredients can be found in the products of nearly all the world's top 100 food and beverage companies.

Value added food ingredients

The key driver of growth for our business is value added food ingredients. In this market we operate primarily within three categories: sweeteners such as SPLENDA® Sucralose and polyols; texturants such as starch and gums; and wellness ingredients such as fibre, protein and probiotics. In 2006, the addressable global market for value added food ingredients in these three categories was estimated to be worth £6.8 billion. The market in these categories is forecast to grow at a compound average annual rate of 4.1% to £8 billion in 2010. We believe that our ability to offer ingredients, ingredient solutions and services that help our customers meet consumers' increasing demands for healthy but great-tasting food represents a significant growth opportunity.

Consumer research

Customer understanding drives all that we do. At the heart of our customer approach is the use of market research to understand the consumer, our markets and our customers' needs. The consumer is our customer's customer. Therefore we work hard to understand consumer drivers and trends so we can help our customers anticipate and respond to new challenges. Our bespoke research, which is carried out in Europe and the Americas, is designed to gain specific insights into dietary habits, lifestyles and health aspirations. We use these insights to direct our internal research and development programme and to help market our ingredients and services.


Just as good,
only better.
Tate & Lyle ENRICH®
TATE & LYLE

ENRICH®
Our ENRICH® service, launched in January 2007, focuses on three main areas: digestive health and immunity; obesity and weight management; and children's health.

Solutions

We also offer tailored solutions for our customers. These are unique combinations of ingredients or services that allow food manufacturers to achieve certain goals. Our solutions are marketed under four services:

- Tate & Lyle CREATE® – innovations in shape, structure, taste and texture;
- Tate & Lyle OPTIMIZE® – maximising efficiency and value to help our customers meet their cost and margin targets;
- Tate & Lyle REBALANCE® – reformulating to lower-fat, lower-sugar and lower-calorie positions without compromising taste and texture; and
- Tate & Lyle ENRICH® – enhancing the nutritional benefits of foods and beverages without compromising their taste.

Our solutions-based approach has changed the way we take our products to market and the way we work with and are perceived by our customers, providing us with new opportunities to sell our products and grow our business.


Global Food Ingredients Group
Customer
Customer Service
Marketing
Sales
R&D
Purchasing
Manufacturing
Trading
Enablers:
IT, HR,
Finance, Legal,
Comms, Admin
Logistics

Focus on the customer

Global Food Ingredients Group

To accelerate the growth strategy for our value added food ingredients business and to strengthen further our commitment to delivering excellent customer service, in October 2005 we formed the Global Food Ingredients Group.

This group combines the marketing, research and development and sales teams from our value added portfolio into one team. It focuses on co-ordinating our customer-focused activities so as to maximise the profitability and market reach of our range of value added and functional food ingredients, as well as taking us into new ingredient areas and growth opportunities in the future. By working together we are able to drive more innovation and offer greater speed-to-market for our customers.

During the year, we established new sales offices in Melbourne, Australia, and Shanghai, China, to extend the marketing of our value added food ingredients in the Asia Pacific region. In April 2007, we announced a proposed investment of £79 million to acquire an 80% holding in German speciality food ingredients group G.C. Hahn & Co. which will further expand the reach and depth of our Global Food Ingredients Group.

Industrial ingredients

We are developing a growing portfolio of unique renewable industrial ingredients. As well as sustaining profitability in mature industrial product lines such as starch produced for the paper industry, our unique fermentation, extraction, separation and purification skills have facilitated successful production of other industrial products such as ethanol and Bio-PDO™, an innovative new monomer made from corn by our joint venture with DuPont.

Competition

The starch industry is concentrated around a small number of large participants who operate in many different application areas, including food, beverage, paper and pharmaceuticals. The US accounts for over half of global starch production. Our main competitors in the US for corn wet milling and starch-based products are Archer Daniels Midland Company, Corn Products International and Cargill. National Starch (a subsidiary of ICI PLC) is another significant competitor in the US, particularly in relation to higher-value modified food and industrial starches, as is Penford Corporation in the North American paper starch industry. In Europe, our main competitors in the starch industry are Cargill and Roquette Frères.

Competition for our European sugar business comes mainly from British Sugar (a subsidiary of Associated British Foods plc), Südzucker, Nordzucker and Tereos. The main competitors for our global food ingredients business are Cargill, Danisco, Kerry and National Starch.

Governmental regulation

Some of the markets in which Tate & Lyle operates are subject to significant influence from legislation or regulation. The main regulatory development during the year related to the reform of the EU sugar regime. More information on the impact of this reform on the Group is given in the Chief Executive's review on page 8 and in the operating and financial review on pages 36 to 48.

Products and their uses

Tate & Lyle's major products, together with information about the ways they are broadly used, are detailed below. The table on pages 34 and 35 shows the regions where these products are manufactured and distributed.

Cereal sweeteners and starches

We are one of the leading producers of cereal sweeteners and starches in the world. This aspect of our business involves the production and marketing of ingredients produced from corn and wheat for the food and industrial sectors.



Food starches
Our highly functional starches help foods retain moisture, and improve texture and stability.

Cereal sweeteners

Our corn sweeteners, such as high fructose corn syrup, glucose syrup, fructose, dextrose and maltodextrins, are widely employed in the production of soft drinks and as feedstocks in the brewing and fermentation industry.

Starches

Our functional value added food starches add texture and body to food and are also used to bind together ingredients, offering stability and moisture retention. Our starches can improve the shelf-life of processed foods and snacks and are used to produce the texture and other quality features of consumer products such as chewing gum, cosmetics, toothpaste and pharmaceutical applications. We are also a key player in the production of non-food starches for industrial markets. We supply textile, paper, corrugated board and plasterboard manufacturers and the building industry with industrial starches. In the paper industry, native and speciality starches are used to increase dry paper strength and improve surface conditions. Speciality starches are used to bond the different layers of paper in the manufacture of corrugated board. Starches are used in adhesive and building product applications, and in the textile industry to increase weaving efficiencies.

Sugar and related products

We are a leading producer of sugar for industrial customers and for retail sale. We also produce value added and consumer-branded products such as Tate & Lyle Sugar, Lyle's Golden Syrup and Sidul (one of Portugal's leading sugar brands).


LYLE'S GOLDEN SYRUP

Lyle's Golden Syrup
The design that adorns tins of Lyle's Golden Syrup has been named the world's oldest branding by Guinness World Records. The distinctive packaging has hardly changed since 1885.

Cane sugar

Refined sugar, syrups and treacles are used to provide natural sweetness, texture, colour and flavour across a full range of food and drink applications. We are the largest cane sugar refiner in the EU, producing over 1.3 million tonnes of cane sugar per annum from our refineries in London, England, and Lisbon, Portugal. We are a leading retail brand in the UK where we supply a full range of retail and domestic sugars as well as more specialised products including Lyle's Golden Syrup. We operate a cane sugar refinery in Vietnam and a joint venture in Mexico, which supply customers in those regions. As well as refining sugar, our global trading operation purchases and trades sugar in markets across the world.

Molasses

Molasses is a versatile by-product of sugar production. It offers various benefits as an animal feed and as a raw material for fermentation. It is also used in a diverse range of other industrial processes. We have been able to leverage our position as a leading sugar manufacturer to become a market leader in the international trading, distribution and storage of molasses. We have developed the expertise we gained from storing molasses to establish an ancillary business of storing other commodities for our customers in bulk liquid storage facilities around the world.

SPLENDA® Sucralose

SPLENDA® Sucralose is a no-calorie, high-intensity sweetener that is made from sugar. SPLENDA® Sucralose offers the taste of sugar without the calories. As a food ingredient, its unique stability means that products using SPLENDA® Sucralose will retain their sweetness over time, helping to preserve the optimal balance of sweetness and flavour. SPLENDA® Sucralose can be used successfully in high-temperature processing, such as sterilisation, pasteurisation, canning and extrusion. It is used today to sweeten more than 4,000 foods and beverages worldwide.

Acidulants, alcohol, polyols and proteins



Acidulants
Citric acid is used as a natural cleaning agent in detergents and household products.

Acidulants
From a base of sugar, dextrose or molasses, we produce acidulants such as citric acid, fumaric acid, malic acid, potassium citrate and sodium citrate. Citric acid is used to enhance flavour and preserve a wide range of foods, beverages and pharmaceuticals. It is also widely used as a natural cleaning agent in detergents.

Alcohol
We have expanded our product offering by using the raw ingredients of corn, wheat and sugar to become a producer and distributor of a range of alcohol products. These are used in the manufacture of beverages and vinegar, as well as in industrial products such as paint. We also produce ethanol, which can be blended with gasoline and used as a fuel.

Polyols
Polyols such as sorbitol are used by both food and pharmaceutical companies to sweeten and retain moisture and can be found in chewing gum and toothpaste.

Proteins
In addition to starches and sweeteners, the processing of corn and wheat produces proteins. Wheat proteins such as vital wheat gluten and soluble wheat proteins can be employed in a variety of food and animal feed products to provide valuable functional and nutritional benefits.

Biogums

We produce biogums, such as xanthan gum, used by the food industry to provide texture and viscosity to sauces and dressings and as low-calorie fat replacers and stabilisers. Our STANZAN X® industrial-grade xanthan gum is used in the oil-well drilling industry as a lubricant and coolant. Our gum range was expanded through the acquisition of Cesalpinia Food in December 2005 to include locust bean and guar gums.

Advanced bio-materials

Bio-PDO™, an innovative monomer made from corn by DuPont Tate & Lyle BioProducts, became commercially available in 2006. It is used by DuPont to produce Sorona® which has a wide range of textile applications from swimwear to carpets. Bio-PDO™ can also be used in a variety of direct applications such as cosmetics and de-icing fluids.

Resources

The Group has a number of key resources that help it achieve its strategic objectives.

People

At 31 March 2007, Tate & Lyle employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Our workforce encompasses a broad range of skills and experience in areas such as food science, sales and marketing, engineering and business support services.



Investing for the future
In 2006 we re-launched our global Graduate Development Programme to ensure we have the right people with the right skills to lead our business in the future.

It is a key objective for the Group to attract and retain top-quality recruits, and to ensure that our employees develop and grow in their roles and meet new challenges as their careers progress. To help achieve these objectives, we have developed and are implementing 'The Tate & Lyle People Strategy'. This consists of four main components:

- Behaviours for Success – these encourage our people to display strong leadership at all stages of seniority by exhibiting identified key characteristics and behaviours we need for success, such as a focus on excellent customer service.
- Talent Management – a system which addresses key business issues such as succession planning and filling development gaps to ensure we have the right skills to grow the Group at all levels.
- Leadership Curriculum – this provides opportunities for all managers across the Group to improve their skills and expand their knowledge through a number of tailored programmes, seminars and courses.
- Graduate Development – a Group-wide graduate recruitment and development programme to attract and develop top talent and prepare them for key roles across the Group.

Tate & Lyle's remuneration policies are designed to attract, retain and reward employees of the highest calibre and experience to help execute the Group's strategy.

Patents

We maintain a significant number of patents to support our businesses and protect our competitive advantage. Much of the product innovation and development work carried out by our research and development teams results in patentable or proprietary new technology. We monitor market developments closely to identify any potential violations of our patents and intellectual property and take appropriate legal action where considered necessary.

During the year, the Group's US subsidiary, Tate & Lyle Sucralose, Inc., twice took action to protect its intellectual property. On 22 May 2006 it filed suit in the US District Federal Court for Central Illinois against a Chinese manufacturing group based in Hebei province as well as six importers of sucralose into the US. On 6 April 2007 it filed a United States International Trade Commission (ITC) Case in Washington alleging patent infringement against three Chinese manufacturing groups as well as 18 importers and distributors. Both proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported to the US by the defendants named in the two cases. On 7 May 2007 the ITC announced it had formally instituted its investigation of the infringements alleged in our claim.

Research and development

Our investment in research and development underpins our strategy to grow the contribution from our value added products. We believe this is a key differentiator for Tate & Lyle. In the year ended 31 March 2007 we spent US$42 million (£22 million) on research and development (this does not include our expenditure on protection of our intellectual property).

Our target R&D spend


Fundamental research in-house 18%
Tate & Lyle Ventures 3%
Process improvement 9%
External alliances 21%
Application/product development 49%

Our target is to spend 4% to 5% of value added turnover on research and development. The chart opposite shows the breakdown of our target research and development spend. The vast majority of our spend is on our internal capabilities – on fundamental research, product development and process improvement. The remainder is spent on developing relationships with the external research community, through our venture fund and alliances with key academic institutions. Some examples of how we are complementing our in-house capabilities by finding new areas of innovation, and establishing new partnerships and facilities, are set out below.

Tate & Lyle Ventures

Our new venture capital fund, Tate & Lyle Ventures, was formally launched in July 2006. The limited partnership fund will invest in start-ups and expansion stage companies that are closely aligned with Tate & Lyle's strategic objectives.

Research Advisory Group

We have established a Research Advisory Group comprising a panel of six international industry and academic experts, which reviews our research and development portfolio and provides insight into how leading-edge technologies could apply to future developments.

Partnership with King's College London

In September 2006 we announced that we will be making a £4.5 million contribution over a five-year period to King's College London to set up a new centre for research into the link between nutrition and health. The new Tate & Lyle Health Research Centre will focus on gastrointestinal health, carbohydrate metabolism, and medical conditions such as obesity, diabetes and cardiovascular disorders. This partnership will allow us to share knowledge and ultimately bring new products and technologies to market.



Focus on innovation
We have over 260 people in our R&D team worldwide working to develop innovative ingredients from renewable resources.

Partnership with Microbia Precision Engineering

In October 2006 we formed a multi-year partnership to develop fermentation-derived renewable ingredients with Microbia Precision Engineering, Inc., a subsidiary of US-based pharmaceutical company Microbia, specialising in the development of highly efficient microbial manufacturing technology. Tate & Lyle and Microbia Precision Engineering will work exclusively together within defined renewable ingredient markets and will share the profits from products commercialised through their collaboration.

New European Wellness and Nutrition Centre

In March 2007 we announced a £3 million (€4 million) investment to establish a Wellness and Nutrition Centre in Lille, France. The centre, due to open in September 2007, will include laboratories and pilot plant facilities for customers. It will focus on developing new ingredients in the field of wellness and nutrition, catering for beverage, dairy, bakery and convenience food. The centre will lead the development of our European fibre platform, which supports the ENRICH® service launched in early 2007. ENRICH® enables food and beverage manufacturers to create products that contain additional nutrients but taste as good as regular brands. The centre will also specialise in application and development work for SPLENDA® Sucralose, hydrocolloids, carbohydrates, proteins and for our range of ingredient solutions (see page 24).

Risk factors

Tate & Lyle may be affected by a number of risks, not all of which are within our control. Outlined below is a description of some of the risk factors that may affect our business and share price. Other factors besides those listed below may also adversely affect the Group. The process Tate & Lyle has in place for managing these risks is described in the corporate governance report on page 68.

There are inherent risks and uncertainties behind all the forward-looking statements contained in this annual report, which could have a material impact on future results. Along with those discussed in the operating and financial review, the following section contains our perception of particular important risks and uncertainties facing the Group. These risks could have a material adverse effect on our business. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political environments and to manage and to mitigate these risks.

Failure to act safely could have a detrimental impact on Tate & Lyle's operations

The safety of our employees, contractors, suppliers, the communities in which we operate and the consumers of our products, is of paramount importance for Tate & Lyle. Around the world, the Group is subject to laws, regulations, rules and ordinances relating to health, safety and the environment, including pollution. The Group recognises the negative impacts that could arise from a major safety or environmental incident, which include:

- fines or penalties for breach of safety laws;
- interruptions in operations or loss of licence to operate;
- liability payments and costs to employees or third parties arising from injury or damage; and
- damage to reputation.

Our success depends upon our employees and the recruitment and retention of key personnel

Central to the success of Tate & Lyle's growth strategy is the performance, knowledge and skill-sets of our employees around the world. We recognise the need to attract, integrate and retain the talent required to fulfil our ambitions and understand the negative impact on results that could arise from an inability to retain key knowledge and adequately plan succession.

Non-compliance with legislation can lead to financial and reputational damage

The Group is aware of the importance of complying with all applicable legislation affecting its business activities and of the potential damage to reputation and financial impact that can result from any breach.

Fluctuations in prices and availability of raw material, energy, freight and other operating inputs may affect our margins

All our finished products are derived from renewable agricultural raw materials. All of these materials are subject to fluctuations in price due to factors such as harvest and weather conditions, crop disease, crop yields, alternative crops and by-product values. Energy usage in our production facilities represents one of our main production costs. In some cases, due to the basis for pricing in our sales contracts, or due to competitive markets, we may not be able to pass on to our customers the full amount of raw material price increases or higher energy, freight or other operating costs and this could reduce our profitability.

Tate & Lyle relies on the continued safe operation and the sufficiency of our geographically dispersed manufacturing facilities

The Group's revenues are dependent on the continued operation of our various manufacturing facilities and the consistent production of finished products that meet our customers' specifications. The operation of our plants involves many risks, including the failure or sub-standard performance of equipment, the improper installation or operation of equipment, natural disasters and potential product contamination. Any significant manufacturing disruptions or product contamination could adversely affect our ability to make and sell our products, which could cause our sales and operating profits to decline.

Competitors may achieve significant competitive advantage through technological step change or higher service levels

If our competitors were able to identify, develop and introduce on a commercial basis a major technological step change, such as significantly improving the efficiency of the production process and lowering costs or introducing a new product with better functionality, we may not be able to introduce a comparable change. Similarly, we must ensure we at least match or exceed competitors' service and quality performance. If we cannot compete effectively with such innovation or service levels, our sales and profitability could decline.

We may not be able to protect our intellectual property

Our commercial success depends, in part, on obtaining and maintaining patent protection on certain of our products and successfully defending these patents against third-party challenge or infringements. Others may independently develop technologies similar to ours or independently duplicate our technologies. Our patents may expire or remain in existence for only a short period following commercialisation. This would reduce or eliminate any advantage of the patents. We may face litigation to assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of the proprietary rights of others. We may be unable to enforce our patents or otherwise protect our proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations.

The commoditisation of products or a failure to achieve appropriate margins could lead to greater price volatility

The natural life cycle of many products means that products that currently generate higher margins could become commoditised in the future. Equally, a failure to recognise the true value that the market places on our products may mean that we do not sell at the appropriate price and fail to achieve their full profitability.

Failure to manage joint venture or partnership relationships effectively could be detrimental to Tate & Lyle's business

The Group recognises that joint ventures and other commercial arrangements must be managed effectively to ensure that both partners' objectives are aligned and to maximise financial and operational performance. At the same time, the Group is aware of the importance of selecting new partners carefully so as to avoid the potential negative impacts on growth or profit levels of an unsuccessful relationship.

Failure to maintain an effective system of internal financial controls could lead to financial irregularities and loss

Without effective internal financial controls, the Company could be exposed to financial irregularities and losses from acts which could have a significant impact on the ability of the business to operate. This covers a variety of areas ranging from safeguarding the assets of the business to the accuracy and reliability of its records and financial reporting.

As a public company Tate & Lyle must provide accurate and timely information to the market to deliver long-term shareholder value

The share price on the stock market is based on the expectations of a wide variety of market participants such as analysts, brokers, investment funds and other investors. Media stories or rumours can influence these expectations. Failure to provide accurate and timely information, failure to meet Group targets, or failure to respond in an appropriate way could lead to uncertainty and volatility in the share price and the erosion of shareholder value.

Exchange rate fluctuations could create earnings and balance sheet volatility

The Group operates in many different countries and is subject to currency fluctuations arising on transactional foreign currency exposures and the translation of overseas subsidiaries' results. For example, a weakening of the US dollar and euro against sterling would have a negative impact on the sterling reported net assets and shareholders' funds.

Volatile capital markets could create a shortfall in funding of retirement benefits

The Group maintains various retirement benefit plans for employees that are funded through investments in equities, bonds and other investments, the value of which is dependent on world markets that can be volatile. The Group may be required to provide additional funding to cover any shortfalls in our benefit plan funding arising from falls in the value of these investments. Any significant additional funding requirements could adversely impact the Group's financial position.

This section sets out the Group structure and financial results for the year ended 31 March 2007. It also gives an overview of the operating and financial performance of each of our divisions, followed by other financial information.

IN THIS SECTION

Key performance indicators

Tate & Lyle's Board and Group Management Committee (see pages 60 to 62) monitor a range of financial and non-financial performance indicators, reported on a periodic basis, to measure the Group's performance over time.
Annual targets are set for these key performance indicators (KPIs) in line with the Company's strategic objectives. Alongside our ongoing KPIs, last year we set a one-year target to increase the contribution from value added products.
All figures on this page relate to the Group's total operations.

Ongoing KPI
Net debt to EBITDA multiple[1]

Target	max 2.5 times
[illegible]	[illegible] times
[illegible]	[illegible] times
[illegible]	[illegible] times

[1]Measured by financial year

Description
This is a measure of the number of times the Group's net borrowings exceed our trading cash flow. EBITDA is profit before exceptional items, interest, tax, depreciation and total amortisation.

Comment on performance
Our target provides a margin of protection compared to the bank covenant we usually give and, as our cash generation remains strong, we remain comfortably within this threshold.

Ongoing KPI
Interest cover[1]

Target	min 5.0 times
[illegible]	[illegible] times
[illegible]	[illegible] times
[illegible]	[illegible] times

[1]Measured by financial year

Description
This is the Group's total operating profit before exceptional items and amortisation divided by the net finance expense. Or, the number of times the profit of the Group exceeds the interest payments made to service its debt.

Comment on performance
Our interest cover remains strong, underpinning our investments in future growth and our dividend policy.

One-year target
Contribution from value added products

Actual increase in 2007	14%[1]
[illegible]	30%

[1]On a constant currency basis (see comment below)

Description
This one-year target was set for the year ended 31 March 2007 to increase profit before interest, exceptional items and amortisation from our total value added products by 30%.

Comment on performance
Profits from value added products grew by 14% on a constant currency basis and by 9% on a reported basis. We did not achieve our target due to lower than expected sucralose sales growth.

Ongoing KPI
Energy reduction[1]

Target	3.0%
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]

[1]Measured by calendar year

Description
Energy use is by far our most significant environmental impact. Our businesses have a target to reduce energy consumption on a per unit basis by 3% per year. Details on how we collect and measure our energy data is on page 55.

Comment on performance
We did not achieve our 3% target in 2007. This target is becoming increasingly challenging as value added products use more energy than our traditional products.

Ongoing KPI
Safety index[1]

Target	zero
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]

[1]Measured by calendar year

Description
Our safety index compares safety performance across the Group and is a weighted average of injuries sustained in the workplace, with more severe incidents having greater impact. A decrease in the index reflects improved performance.

Comment on performance
Whilst many of our sites achieved world-class safety performance during the year, a serious accident at our Decatur plant meant our safety index increased. Further information can be found on page 50.

Group structure (at 31 March 2007)

Five business divisions serving customers around the world

The pie charts opposite relate to the contribution to total operating profit before exceptional items and amortisation for the Group for the year ended 31 March 2007.

Food & Industrial Ingredients, Americas


44%

Products and services
Cereal sweeteners and starches
Proteins
Acidulants
Biogums
Ethanol
Aquasta™
Bio-PDO™
Blending

Plants (excluding joint ventures)
9 US (including 1 under construction)
1 South America

Blending facilities
2 US
1 Mexico

Processes and raw materials
Corn (maize) milling
Cereal sweetener, sugar or molasses fermentation

Main joint ventures

Almex
Cereal sweeteners and starches

DuPont Tate & Lyle BioProducts
Bio-PDO™, a monomer made from corn used to produce DuPont™ Sorona® polymer

Sucromiles
Citric acid and alco-chemicals

Food & Industrial Ingredients, Europe


19%

Products and services
Cereal sweeteners and starches
Proteins
Potable alcohol
Polyols
Biogums
Ethanol
Blending

Plants (excluding joint ventures)
8 EU
1 Morocco

Blending facilities
2 EU
1 South Africa

Processes and raw materials
Wheat and corn (maize) milling
Cereal sweetener fermentation
Hydrogenation

Main joint ventures

Eaststarch
Cereal sweeteners and starches
Hungrana (part of Eaststarch)
Cereal sweeteners and starches, and potable alcohol

Orsan Guangzhou Gourmet Powder Co.
Glutamate (flavour enhancer) producer

Sucralose


19%

Products and services
SPLENDA® Sucralose

Plants
1 US
1 Singapore

Processes and raw materials
Patented sucralose manufacturing process

Sugars, Americas & Asia[1]


5%

Products and services
Sugars

Main consumer brands
Redpath[1]
Melli

Plants (excluding joint ventures)
1 Canada[1]
1 packing and blending operation (Canada)[1]
1 Vietnam

Processes and raw materials
Cane sugar refining
Blending

Main joint venture
Occidente
Sugar, molasses and potable alcohol

Sugars, Europe[2]


13%

Products and services
Sugars, syrups and molasses
Sugar and ethanol trading, molasses trading and blending and liquid storage
Process technology and engineering

Main consumer brands
Tate & Lyle
Lyle's Golden Syrup
Sidul
Sores

Plants (excluding joint ventures)
3 EU

Blending facilities
12 global molasses blending facilities

Processes and raw materials
Cane sugar refining
Blending

Main joint ventures
Eastern Sugar[2]
Sugar

Compania de Melazas
Molasses

Premier Molasses Company
Molasses

[1] Our Canadian cane sugar refining business (Redpath) was sold on 21 April 2007 and is treated as discontinued in these financial statements.

[2] Eastern Sugar is being closed and processing operations ceased by 31 March 2007, and is treated as discontinued in these financial statements.

Operating and financial review

Summary of financial results

This year's results are impacted by discontinued operations, exceptional items and amortisation. In order to provide an understanding of the underlying performance of the continuing Group, the table set out below shows the impact of excluding these items from the statutory results. This adjusted information, which is referred to in this review and elsewhere in this annual report, is also used by management internally for analysing the performance of the business.

	Year to 31 March 2007			Year to 31 March 2006		
£m	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Statutory information						
Sales	**3 814**	**256**	**4 070**	3 465	255	3 720
Operating profit	**333**	**41**	**374**	47	28	75
Net finance costs	**(38)**	**1**	**(37)**	(33)	–	(33)
Profit before taxation	**295**	**42**	**337**	14	28	42
Taxation	**(105)**	**(15)**	**(120)**	(60)	(9)	(69)
Profit after taxation	**190**	**27**	**217**	(46)	19	(27)
Adjustments to operating profit and taxation						
Exceptional items	**13**	**(23)**	**(10)**	248	–	248
Amortisation	**9**	**–**	**9**	5	–	5
Adjustments to operating profit	**22**	**(23)**	**(1)**	253	–	253
Taxation (comprising exceptional taxation items and the effect of above adjustments)	**13**	**9**	**22**	(20)	–	(20)
Adjustments to profit after taxation	**35**	**(14)**	**21**	233	–	233
Adjusted information						
Operating profit	**355**	**18**	**373**	300	28	328
Net finance costs	**(38)**	**1**	**(37)**	(33)	–	(33)
Profit before taxation	**317**	**19**	**336**	267	28	295
Taxation	**(92)**	**(6)**	**(98)**	(80)	(9)	(89)
Profit after taxation	**225**	**13**	**238**	187	19	206

Basis of preparation

Operating profit and discontinued operations

In the following review, operating profit refers to profit from continuing operations before interest, exceptional items and amortisation of acquired intangibles unless otherwise stated. Following the sale of Redpath and the surrender of quota and termination of operations at Eastern Sugar, these businesses have been classified as discontinued operations.

Accounting policies

The Group has adopted IFRIC 4 'Determining whether an arrangement contains a lease' in the current financial year. Comparative information has been restated. The adoption of this interpretation increased net debt and property, plant and equipment at 31 March 2006 by £8 million and did not materially impact the income statement.

Impact of changes in exchange rates

The Group's results have been negatively impacted this year by exchange rate translation, in particular due to the weakening of the US dollar against sterling. Exchange rates used to translate reported results were as follows:

	Average rates			Closing rates		
	2007	2006	Impact	**2007**	2006	Impact
US dollar : sterling	**1.89**	1.79	-5.6%	**1.97**	1.74	-13.2%
Euro : sterling	**1.48**	1.47	-0.7%	**1.47**	1.43	-2.8%

Unless otherwise stated, the financial information presented in this review is stated at the relevant prevailing exchange rate for the year described.

Summary of Group performance

Sales from continuing operations of £3,814 million were £349 million or 10% above last year. Adjusting for the adverse impact of exchange rate translation, which reduced sales by £152 million, underlying sales increased by 15%. In the two Food & Industrial Ingredients divisions higher raw material and energy costs were recovered in the pricing rounds. Sales were also well ahead in the sugar trading business due mainly to increased volumes.

Operating profit from continuing operations increased by 18% from £300 million to £355 million due to strongly improved sales and margins in Food & Industrial Ingredients, Americas and the benefit of lower depreciation in Food & Industrial Ingredients, Europe following the asset impairment in the previous financial year. Profits from the SPLENDA® Sucralose business were modestly ahead of the prior year. These improvements were partially offset by the adverse impact of exchange rate translation, which reduced Group operating profit by £16 million, and lower profits in Sugars, Europe due mainly to the oversupply of sugar in the EU. The margin of operating profit as a percentage of sales increased from 8.7% to 9.3%.

Exceptional items from continuing operations amounted to a net loss before tax of £13 million (2006 – loss of £248 million). A charge of £33 million was recognised in Food & Industrial Ingredients, Americas following the decision to close the citric acid facilities at Selby, UK, and a fundamental review of the astaxanthin business. This was partially offset by a gain in Sucralose of £20 million due to releasing part of a provision for deferred consideration set up at the time of the April 2004 realignment. An exceptional gain of £23 million was recognised in respect of the discontinued Eastern Sugar joint venture following the decision to surrender quota to the EU Restructuring Fund and a successful litigation claim.

Amortisation increased to £9 million from £5 million in 2006 reflecting the first full year of amortisation of intangible assets arising on the acquisitions of Cesalpinia Food and Tate & Lyle Custom Ingredients in the second half of the previous financial year.

Operating profit from continuing operations including exceptional items and amortisation was £333 million, compared with £47 million in the year to 31 March 2006.

The net finance expense from continuing operations increased from £33 million to £38 million. Interest cover on total operations before exceptional items and amortisation was 10.1 times compared to 9.9 times in the prior year.

Profit before tax, exceptional items and amortisation from continuing operations was £317 million, £50 million or 19% above last year's profit of £267 million. Profit before tax, exceptional items and amortisation at constant exchange rates increased by 26%, after adjusting for a £15 million adverse impact of exchange translation. Profit before tax including exceptional items and amortisation was £295 million compared with £14 million in the year to 31 March 2006.

The Group taxation charge on continuing operations was £105 million (2006 – £60 million). The effective rate of tax on profit before amortisation and exceptional items was 29.0% (2006 – 30.0%). The reduction was due mainly to the utilisation of tax losses in Europe not previously recognised.

Diluted earnings per share from continuing operations and excluding exceptional items and amortisation for the year to 31 March 2007 increased by 20% to 45.2p from 37.8p. The diluted earnings per share including exceptional items and amortisation for the total business were 43.6p (2006 – loss of 6.3p).

Discontinued operations comprise Redpath, which was sold in April 2007, and Eastern Sugar, which surrendered its quota to the EU Restructuring Fund in the second half of the year. These businesses together reported profit after tax of £27 million including exceptional items. Operating profit was £18 million compared to £28 million in 2006. The reduction in profit was due mainly to a £5 million mark-to-market loss on raw sugar stocks in the Canadian business compared to a gain of £7 million in 2006.

Net debt increased by £34 million from £866 million to £900 million.

Divisional performance

Divisional performance from continuing operations, adjusting for the impact of exchange rate movements and after allocating £35 million of central costs (2006 – £34 million), is set out in the table below.

	Sales				Adjusted operating profit			
Division	**2007 £m**	2006 £m	2006[1] £m	Movement[1] %	**2007 £m**	2006 £m	2006[1] £m	Movement[1] %
Food & Industrial Ingredients, Americas	**1 255**	1 127	1 051	+19	**163**	125	117	+39
Food & Industrial Ingredients, Europe	**825**	719	716	+15	**70**	46	45	+56
Sucralose	**147**	142	136	+8	**70**	68	64	+9
Sugars, Americas & Asia	**95**	96	89	+7	**11**	9	9	+22
Sugars, Europe	**1 492**	1 381	1 321	+13	**41**	52	49	-16
Continuing operations	**3 814**	3 465	3 313	+15	**355**	300	284	+25

[1]On a constant currency basis (adjusting 2006 reported figures using 2007 exchange rates)

Food & Industrial Ingredients, Americas

Contribution to total sales


31%

Contribution to total operating profit*


44%

*Before exceptional items and amortisation

Years to 31 March £m	2007	2006	Change
Sales	1 255	1 127	+11%
Operating profit[1]	163	125	+30%
Margin[1]	13.0%	11.1%	+1.9 pts

[1]Before exceptional items and amortisation

Food & Industrial Ingredients, Americas had an exceptional year. At constant exchange rates (see table on page 38), sales of £1,255 million were up 19% and operating profit increased by £46 million to £163 million. The margin of operating profit before exceptional items and amortisation over sales increased from 11.1% to 13.0%.

The sweetener and ethanol businesses both performed strongly with operating profits well ahead of the prior year. Overall sweetener volumes were similar to the prior year, but margins increased due to improved selling prices. Ethanol margins benefited from higher prices for gasoline. Value added food ingredients had a good year with higher sales to major food manufacturing customers.

Net corn costs increased as the corn price rose to over US$4.00 per bushel due to the growing demand for corn as a raw material to produce ethanol. Manufacturing expenses also increased due to higher costs of energy. Our main plants continued to operate at capacity for most of the year.

At Almex, our joint venture in Mexico, profits continued to improve primarily due to higher selling prices. High fructose corn syrup (HFCS) volumes to soft drink customers also increased. On 1 January 2007 the tax on beverages containing HFCS was repealed. The tariff rate quota (TRQ) programme, which allows a cane sugar/HFCS exchange between the US and Mexico, continued in place. Additional TRQ volume for the October – December 2007 period was also negotiated. Free market access is anticipated for HFCS under the North American Free Trade Agreement from 1 January 2008.

Citric acid profits were below the prior year. Although selling prices were in line with expectations, sales volumes were lower as a result of increased Chinese competition. The high cost of raw materials and energy also impacted profits. Production ceased at our UK plant in Selby, Yorkshire due to extreme cost pressures and oversupply in the world market. The market for Aquasta™ astaxanthin, a natural nutrient and pigment for farm-raised fish, remained difficult. While sales volumes increased over the year to plant capacity levels, selling prices decreased. Production continued to operate at capacity, but manufacturing costs were impacted by higher energy and raw material costs.

As a result of the underperformance of the UK citric acid and astaxanthin businesses an exceptional charge of £33 million has been recognised in the year to 31 March 2007 comprising closure costs of the citric acid line at Selby, UK, and an impairment charge on our investment in astaxanthin.

Tate & Lyle Custom Ingredients successfully completed its first full year with Tate & Lyle. Contribution to 2007 results was in line with our expectations.

Commercial production was achieved at our Bio-PDO™ joint venture facility in Loudon, Tennessee, during the last quarter of the 2006 calendar year as anticipated. Start-up losses of £6 million were incurred (2006 – £3 million).

Commissioning of the expansion project at the Sagamore plant in Lafayette, Indiana commenced earlier this year as planned. Other key capital projects at Loudon, Tennessee, and Fort Dodge, Iowa, remain on schedule.



Corn sweeteners
Our corn-based sweeteners are widely used in the production of soft drinks.

Food & Industrial Ingredients, Europe

Contribution to total sales


20%

Contribution to total operating profit*


19%

*Before exceptional items and amortisation

Years to 31 March £m	2007	2006	Change
Sales	825	719	+15%
Operating profit[1]	70	46	+52%
Margin[1]	8.5%	6.4%	+2.1 pts

[1]Before exceptional items and amortisation

Food & Industrial Ingredients, Europe performed ahead of expectations, particularly in the second half of the year. At constant exchange rates (see table on page 38), sales of £825 million were up 15% and operating profit increased by £25 million from £45 million to £70 million.

Operating profit benefited from a £25 million reduction in the depreciation charge following the impairment recorded in the previous financial year. Excluding this item, operating profit was similar to the previous year despite significant increases in energy and raw material costs and a levy paid on the isoglucose quota to the EU Restructuring Fund of £6 million under the new EU sugar regime.

Food ingredient sales volumes and product mix improved following the commissioning of recent investments, but liquid sweetener volumes were slightly lower as capacity was used for higher-margin products. Selling prices improved throughout the year and there were significant increases in the 2007 calendar year pricing round across most product lines. Prices for isoglucose were only modestly higher as increases were constrained by the price of the alternative, sugar. Current prices should recover the higher raw material and energy costs that were experienced in the year to 31 March 2007.

Raw material costs increased significantly after very hot weather shortly before the 2006 EU harvest, but also due to increased global demand for biofuels and some supply constraints, particularly the low Australian crop following a drought. Feed by-product prices also increased as a result and strong demand drove improved pricing for vital wheat gluten.

The Eaststarch joint ventures in Eastern and Central Europe produced results broadly in line with the prior year, including only partial benefits from the accession of Bulgaria and Romania to the EU on 1 January 2007.

Cesalpinia Food's underlying results were in line with our expectations in the first full year under Tate & Lyle's ownership.

On 9 May 2007 the Group announced that it was in an advanced stage of exclusive discussions which may lead to the disposal of its interest in those facilities of the Food & Industrial Ingredients, Europe division located in the UK, Belgium, France, Spain and Italy. These businesses contributed approximately £38 million to operating profit before allocation of Group central costs and £520 million to sales in the year ended 31 March 2007.



Polyols
Sorbitol is used as a bulking agent and sweetener and is often found in chewing gum and toothpaste.

Sucralose

Years to 31 March £m	2007	2006	Change
Sales	147	142	+4%
Operating profit[1]	70	68	+3%
Margin[1]	47.6%	47.9%	–0.3 pts

[1]Before exceptional items and amortisation

Contribution to total sales

4%



Contribution to total operating profit*

19%



*Before exceptional items and amortisation

At constant exchange rates (see table on page 38), sales of SPLENDA® Sucralose of £147 million were 8% ahead of the prior year and operating profit increased by £6 million from £64 million to £70 million despite £8 million of start-up costs at the new Singapore facility (2006 – £5 million).

During the year we continued to expand the business with a number of product launches by our major multinational customers and we have continued to work with our customers both in the US and internationally to broaden their pipeline of food and beverage products using SPLENDA® Sucralose. Outside the US we have seen particular success in Mexico, where we estimate that SPLENDA® Sucralose has already become the market leader, and in Europe where leading UK retailers J Sainsbury and Asda have announced they are reformulating a range of their own-label products to include SPLENDA® Sucralose.

The expansion of the McIntosh, Alabama, plant and construction of the new Singapore facility were completed during the year on schedule. A new pilot plant facility is under construction in Alabama that will facilitate process improvements that have been demonstrated in the laboratory and forms part of our strategy to maintain leadership in sucralose manufacturing technology. The Singapore facility is being commissioned and production will be ramped up over the next 12 months. In response to customer demand, a new, improved dry form of pure SPLENDA® Sucralose is now being produced in Singapore. The new form is easier for our customers to handle and is packaged in a new re-sealable pouch.

As evidence of our commitment to defend and enforce vigorously our sucralose patents, we announced on 10 April 2007 that our US subsidiary, Tate & Lyle Sucralose, Inc. had filed a United States International Trade Commission (ITC) Case in Washington alleging patent infringement against three Chinese manufacturing groups as well as 18 importers and distributors. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported to the US by the defendants named in the case. The ITC has the right to exclude products from importation into the US that are shown to infringe a US patent. The ITC announced on 7 May 2007 that it has formally instituted its investigation of the infringements alleged in our claim. This action follows the filing with the US Federal District Court in May 2006, which so far has resulted in favourable settlements with three of the ten defendants cited in that case.

As part of the realignment with McNeil Nutritionals, LLC (McNeil) in April 2004, a provision was set up for deferred consideration payable to McNeil based on the growth in sales of SPLENDA® Sucralose by Tate & Lyle over a period of five years to 31 March 2009. It is anticipated that this provision will not now be fully utilised and consequently £20 million has been released to the income statement in the year. This has been shown as an exceptional item.



New granular form
In Singapore, we are now producing a new granular form of SPLENDA® Sucralose that is easier for our customers to use, and is packaged in a re-sealable pouch.

Sugars, Americas & Asia

Contribution to total sales


7%

Contribution to total operating profit*


5%

*Before exceptional items and amortisation

Years to 31 March £m	2007	2006	Change
Total sales	284	273	+4%
Continuing operating profit[1]	11	9	+22%
Discontinued operating profit[1]	8	18	
Total operating profit[1]	19	27	-30%
Margin[1]	6.7%	9.9%	+3.2 pts

[1]Before exceptional items and amortisation

The Sugars, Americas & Asia division, which, with the sale of Redpath (see below), now comprises the joint venture cane sugar business in Mexico and the cane sugar business in Vietnam, had a mixed year.

Occidente, Mexico, reported higher profits due to strong domestic demand replacing lower-margin exports.

In Vietnam, following a steady decline in international sugar prices and increased payments to farmers, Nghe An Tate & Lyle's profits fell from the previous year's peak. Nevertheless the business continued to make an acceptable return in the growing Vietnamese market and a dividend was paid to shareholders for the first time. Cane volumes increased substantially as the region recovered from drought.

Discontinued operations

Redpath was sold to American Sugar Refining, Inc. on 21 April 2007 for a net consideration of £131 million. It is expected that the sale will generate a profit on disposal in the year ending 31 March 2008 of approximately £55 million. Profit after tax of £nil million (2006 – £10 million) in the year to 31 March 2007 was lower due to a mark-to-market loss on raw sugar stocks of £5 million (2006 – gain of £7 million) as the world raw sugar price eased following the highs in the prior year. Excluding this impact, the underlying business performed broadly in line with the prior year. The assets and liabilities of Redpath are shown as 'Held for Sale' in the consolidated balance sheet.



Nghe An Tate & Lyle
During the year, our Vietnamese factory processed over 900,000 tonnes of sugar cane, supplied by 24,000 local farmers.

Sugars, Europe

Years to 31 March

£m	2007	2006	Change
Total sales	1,559	1,459	+7%
Continuing operating profit[1]	41	52	-21%
Discontinued operating profit[1]	10	10	
Total operating profit[1]	51	62	-18%
Margin[1]	3.3%	4.2%	-0.9pts

[1]Before exceptional items and amortisation

Contribution to total sales

38%



Contribution to total operating profit*

13%



*Before exceptional items and amortisation

The Sugars, Europe division, excluding the discontinued Eastern Sugar joint venture (see below), had a mixed year. In constant currency (see table on page 38), sales increased by 13% to £1,492 million while operating profit reduced by £8 million to £41 million, with both refining and sugar trading activities reporting lower profits.

The UK refining businesses reported profits significantly lower than the prior year whilst the Portuguese operation was broadly in line. In common with other EU sugar producers, the UK refining business has been faced with lower market prices as a result of the slower than expected pace of quota surrender and limited availability and high competition for export licences making world market exports uneconomic.

In the short term, the EU has announced the withdrawal of at least two million tonnes of quota for the sugar year starting on 1 October 2007. This should improve market sentiment for the next pricing round but the extent cannot be evaluated at this time. Cane refineries are included in this quota cut although the EU Commission's most recent proposals, which remain subject to consultation, reverse this and exclude the refiners from the cut.

As part of the drive to develop new markets in response to the EU sugar regime reform, a joint venture with Eridania Sadam (Eridania), the Italian sugar producer, was formed. The joint venture, Eridania Tate & Lyle, is exclusively responsible for the marketing and sales of all sugar products from the two parent companies into the Italian market. Tate & Lyle holds 35% of the joint venture, for which it has invested £2 million (€2.8 million), with Eridania holding the remaining 65%. Eridania is a beet sugar processor and is the market leader in the Italian sugar sector.

Profits from the sugar trading and molasses businesses before Group central costs at £28 million (2006 – £33 million) remained strong. The impact of less volatile world sugar markets reduced trading activity, although this was partially offset by a good performance from physical sugar trading in Brazil where profits and volumes were significantly higher than the prior year. Molasses trading maintained its performance at similar levels to last year with weaker results from London-based trading being offset by a strong performance from the UK storage activities.


TATE
LYLE
LIGHT CANE
cane sugar

Tate & Lyle Light Cane
With 40% fewer calories than sugar, Light Cane is enjoyed in households all over the UK.

Discontinued operations

In November 2006 Eastern Sugar, our European beet sugar joint venture operation in Hungary, Slovakia and the Czech Republic, announced the surrender of its quota to the EU Restructuring Fund. Manufacturing operations in all three countries ceased by 31 March 2007. Sugar remaining from the 2006 campaign will continue to be sold in the new financial year. The business expects to receive cash compensation of £51 million during the year ended 31 March 2009 and has recognised an overall exceptional surplus on termination of operations of £14 million. A further £9 million exceptional gain has been recognised in the year to 31 March 2007 following the successful outcome of a long-running litigation claim against the government of the Czech Republic relating to the unfair allocation of sugar quotas during the period 2000-2003. Excluding exceptional items, the business recorded profit after tax of £7 million (2006 – £9 million).

Net finance expense

The net finance expense from continuing operations was £38 million compared with £33 million in the year to 31 March 2006, due principally to higher net debt to fund both investments in capital and acquisitions during the year. This includes a net credit of £2 million (2006 – net charge of £3 million) relating to retirement benefits.

The interest rate in the year, calculated as net finance expense on total operations divided by average net debt, was 4.6% (2006 – 5.2%). Interest cover based on total operations was 10.1 times (2006 – 9.9 times).

Taxation

The taxation charge from continuing businesses was £105 million (2006 – £60 million). The increase in the charge is due mainly to tax credits in the prior year relating to exceptional charges. The effective rate of tax on profit excluding exceptional items and amortisation was 29.0% (2006 – 30.0%). The decrease in the effective tax rate was mainly due to the utilisation of previously unrecognised losses in Europe.

Dividend

The Board is recommending a final dividend of 15.3p as an ordinary dividend to be paid on 26 July 2007 to shareholders on the Register of Members on 29 June 2007. This represents an increase in the total dividend for the year of 1.5p per share. An interim dividend of 6.2p (2006 – 5.9p) was paid on 9 January 2007. Total earnings before exceptional items and amortisation covered the proposed total dividend 2.3 times.

Retirement benefits

The Group income statement contains two main elements: a service charge to operating profit, representing the annual ongoing cost of providing benefits to active members; and a net finance cost or credit, representing the difference between the expected return on the assets in the funds and interest on servicing future liabilities, calculated using a corporate bond yield.

The charge to operating profit before exceptional items for retirement benefits in the year to 31 March 2007 for the total Group was £21 million (2006 – £20 million). Under IAS19 the net pension deficit decreased by £25 million to £52 million, and the US healthcare provision decreased by £18 million to £77 million.

Contributions to the Group's pension funds, both regular and supplementary, totalled £40 million (2006 – £40 million). Supplementary payments totalled £16 million (2006 – £17 million).

Net debt and cash flow

The Group's net debt increased from £866 million to £900 million. The adoption of IFRIC4 increased opening net debt of £858 million at 31 March 2006 as previously reported by £8 million due to the reclassification of arrangements previously treated as operating leases to finance leases. The increase in net debt comprised a strong operating cash flow, which was more than offset by continued investment in the Group's capital programme, dividends and taxation. Exchange translation reduced net debt by £58 million.

Operating cash flow before working capital totalled £298 million compared with £307 million in the previous year. There was a working capital outflow from continuing operations of £71 million (2006 – £220 million outflow). This was principally caused by increased inventory in Food & Industrial Ingredients, Americas partially offset by inflows in the sugar trading operations as lower world sugar prices resulted in lower stock values compared to the high values at 31 March 2006. Net interest paid totalled £44 million (2006 – £27 million). Net taxation paid from continuing operations was £87 million (2006 – £90 million).

Capital expenditure was £251 million (2006 – £273 million).

Free cash inflow (representing cash generated from operations after interest, taxation and capital expenditure) totalled £9 million (2006 – outflow £148 million).

Equity dividends were £98 million (2006 – £93 million). In total, a net £142 million (2006 – £120 million) was paid to providers of finance as dividends and interest.

A net inflow of £16 million was received relating to employees exercising share options during the year (2006 – £16 million).

The ratio of net debt to total earnings before exceptional items, interest, tax, depreciation and total amortisation (EBITDA) was 1.9 times, the same as in the prior year.

During the year net debt peaked at £900 million in March 2007 (in the prior year it peaked at £866 million in March 2006). The average net debt was £804 million, an increase of £166 million from £638 million in the prior year.

Shareholders' equity

Shareholders' equity at 31 March 2007 was £995 million, £55 million higher than at 31 March 2006. The increase is due mainly to the retained profit in the year offset by the impact of exchange translation on US dollar net assets.

Funding and liquidity management

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including capital markets and bank borrowings.

In order to ensure maximum flexibility in meeting changing business needs, the Group seeks to maintain access to a wide range of funding sources. In June 2006, Tate & Lyle International Finance PLC issued a dual tranche US$550 million 144A bond with US$300 million at 6.125% maturing in June 2011 and US$250 million at 6.625% maturing in June 2016. The proceeds of this issue have been used to repay certain maturing debt obligations and for general corporate purposes. Other capital market borrowings outstanding at 31 March 2007 include the £200 million 6.50% bond maturing in 2012 and the US$500 million 5.00% 144A bond maturing in 2014. At 31 March 2007 the Group's long-term credit ratings from Moody's and Standard & Poor's were Baa2 and BBB respectively.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper programme and other short-term money market borrowing for the foreseeable future. The Group has committed bank facilities of US$615 million which mature in 2009 with a core of highly rated banks. These facilities are unsecured and contain common financial covenants for Tate & Lyle and its subsidiary companies that the pre-exceptional and amortisation interest cover ratio should not be less than 2.5 times and the multiple of net debt to EBITDA, as defined in our financial covenants, should not be greater than 4.0 times. The internal targets for these items are a minimum of 5.0 times and a maximum of 2.5 times, respectively. The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within covenanted restrictions at all times. The majority of the Group's borrowings are raised through the Group treasury company, Tate & Lyle International Finance PLC, and are then on-lent to the business units on an arm's length basis.

The Group manages its exposure to liquidity risk by ensuring a diversity of funding sources and debt maturities. Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 30% of gross debt matures within 12 months and at least 50% has a maturity of more than two and a half years. At the year end, after subtracting total undrawn committed facilities, there was no debt maturing within 12 months and 75% of debt had a maturity of two and a half years or more (2006 – 10% and 90%). The average maturity of the Group's gross debt was 6.2 years (2006 – 4.8 years). At the year end the Group held cash and cash equivalents of £189 million (2006 – £158 million) and committed facilities of £312 million (2006 – £354 million), of which £236 million (2006 – £354 million) were undrawn. These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment, capital expenditure and seasonal working capital needs foreseen for at least a year into the future at any one time.

Funding not treated as debt

The Group seeks to optimise its financing costs in respect of all financing transactions. Where it is economically beneficial, operating leases are undertaken in preference to purchasing assets. Leases of property, plant and equipment where the lessor assumes substantially all the risks and rewards of ownership are treated as operating leases with annual rentals charged to the income statement over the term of the lease. Commitments under operating leases to pay rentals in future years totalled £201 million (2006 – £229 million) and related primarily to railcar leases in the US.

Financial risk controls

Management of financial risk

The main financial risks faced by the Group are liquidity risk, interest rate risk, currency risk and certain commodity price risks. Tate & Lyle also faces risks which are non-financial or non-quantifiable, for example country and credit risk. The Board regularly reviews these risks and approves written policies covering the use of financial instruments to manage these risks and sets overall risk limits.

All the Group's material financial instruments are categorised as being held either for trading or risk management. Financial instruments held for trading within the Group are severely limited, confined only to tightly controlled areas within the sugar and corn pricing operations and reinsurance activities. The derivative financial instruments approved by the Board to manage financial risks include swaps, both interest rate and currency, swaptions, caps, forward rate agreements, financial and commodity forward contracts and options, and commodity futures.

Control and direction of treasury

Tate & Lyle's Group treasury function operates within a framework of clearly defined Board-approved policies and procedures setting out permissible funding and hedging instruments, exposure limits and a system of authorities for the approval of transactions. Most of the Group's financing, interest rate and foreign exchange risks and other treasury activities are managed through the Group treasury company, Tate & Lyle International Finance PLC, whose operations are controlled by its Board. The treasury company is chaired by the Group Finance Director and has other Board members independent of the treasury function.

Group interest rate and currency exposures are concentrated either in the treasury company or in appropriate holding companies through market-related transactions with Group subsidiaries. These acquired positions are managed by the treasury company within its authorised limits.

Interest rate risk

The exposure to fluctuating interest rates is managed by fixing or capping portions of debt using interest rate derivatives to achieve a target level of fixed/floating rate net debt, which aims to optimise net finance expense and reduce volatility in reported earnings. The Group's policy is that between 30% and 75% of Group net debt (excluding the Group's share of joint venture net debt) is fixed or capped (excluding out-of-the-money caps) for more than one year and that no interest rate fixings are undertaken for more than 12 years. At 31 March 2007 the longest term of any fixed rate debt held by the Group was until June 2016. The proportion of net debt (excluding the Group's share of joint venture net debt) that was fixed or capped for more than one year was 58% (2006 – 35%).

If the interest rates applicable to the Group's floating rate debt rise from the levels at the end of March 2007 by an average of 1% over the year to 31 March 2008, this would reduce Group profit before tax by approximately £3 million.

Management of foreign exchange risk

The Group has transactional foreign currency exposures arising from sales and purchases by subsidiaries in currencies other than their functional currencies. The Group's foreign currency exposure management policy requires subsidiaries to hedge transactional currency exposures against their functional currency once they are committed or highly probable, mainly through the use of forward foreign exchange contracts.

The Group's accounting policy is to translate profits of overseas companies using average exchange rates. It is the Group's policy not to hedge exposures arising from profit translation.

The Group has significant investment in overseas operations, particularly in the Americas and Europe. Movements in exchange rates between balance sheet dates can affect the sterling value of the Group's consolidated balance sheet. The currency profile of net debt is managed, where practicable and cost effective, to mitigate the effect of these translational exposures arising on the Group's net investment in overseas operations. This is achieved by borrowing principally in US dollars and euros, which provide a match for the Group's major foreign currency assets. At the year end, net debt (excluding the Group's share of joint venture net debt) was held in the following currencies: net borrowings of US and Canadian dollars 72% (2006 – 72%), euro 20% (2006 – 37%), other currencies 5% (2006 – 0%) and sterling of 3% (2006 – deposits of 9%). The weighted average exchange rate used to translate US dollar profits was US$1.89 (2006 – US$1.79), compared with the year-end rate of US$1.97 (2006 – US$1.74).

The only material risks from economic foreign currency exposures are to the UK sugar refining business from sterling appreciation against the euro.

Credit risk

The Group controls credit risk by entering into financial instruments only with highly credit-rated authorised counterparties which are reviewed and approved regularly by the Board. Counterparty positions are monitored on a regular basis.

Price risk

Derivatives are used to hedge movements in the future prices of commodities in those domestic and international markets where the Group buys and sells sugar, corn and wheat. Commodity futures and options are used to hedge inventories and the costs of raw materials for unpriced and prospective contracts not covered by forward product sales. The options and futures hedging contracts generally mature within one year and all are with organised exchanges.

Use and fair value of financial instruments

In the normal course of business the Group uses derivative financial instruments and non-derivative financial instruments.

The fair value of Group net borrowings at the year end was £950 million against a book value of £900 million (2006 – fair value £877 million; book value £866 million).

Derivative financial instruments used to manage the interest rate and currency of borrowings had a fair value of £24 million asset (2006 – £12 million asset). The main types of instrument used are interest rate swaps, interest rate options (caps or floors) and cross-currency interest rate swaps.

The fair value of other derivative financial instruments hedging future currency and commodity transactions was £1 million asset (2006 – £3 million liability). In currency exposure management the instruments used are spot and forward purchases and sales, and options.

The fair value of derivative financial instruments held for trading was £27 million liability (2006 – £71 million asset) arising in the commodity trading and reinsurance operations. The net gain included in operating profit from trading financial instruments was £5 million (2006 – £7 million loss).

Fair value estimation

The fair value of derivative financial instruments is based on the market price of comparable instruments at the balance sheet date if they are publicly traded. The fair value of the forward currency contracts has been determined based on market forward exchange rates at the balance sheet date. The fair values of short-term deposits, receivables, payables, loans and overdrafts with a maturity of less than one year are assumed to approximate their book values. The fair values of bonds, bank and other loans, including finance lease liabilities due in more than one year, are estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments, adjusted for the fair valuation effects of currency and interest rate risk exposures where those instruments form part of a related hedging relationship agreements, financial and commodity forward contracts and options, and commodity futures. The value of certain items of merchandisable agricultural commodities that are included in inventories are based on market prices.

Going concern

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Find out in this section how our Board and executive management aim to uphold the highest standards of corporate governance, and how we apply our four core values – safety, integrity, knowledge, innovation – to everything we do.

IN THIS SECTION

Corporate social responsibility

Overview

For Tate & Lyle, corporate social responsibility equates to applying our four core values – safety, integrity, knowledge and innovation – to the way we run our business. This means continuous progress in achieving the highest standards of safety, considering the environmental impact of every aspect of what we do, and treating our employees, suppliers and the communities in which we work as long-term partners.

Putting these concerns at the centre of our business requires proactive management at every level within the Company. The Board reviews Tate & Lyle's policies and performance annually, and the Chief Executive is the Board member accountable for all aspects of corporate social responsibility.

Business Code of Conduct

Our Business Code of Conduct (the Code) governs our approach to corporate social responsibility. The Code applies unconditionally to all parts of the wholly-owned Group, and we also aim to apply the Code in those operations in which we have a 50% stake or more. Where we have a minority stake we encourage our partners to adopt the Code. A copy of the Code can be found on our website, www.tateandlyle.com.

From time to time, we update the Code to reflect the changing nature of the world in which we operate. We are currently in the process of revising our Code with the help of Business for Social Responsibility, a global expert in corporate social responsibility. Once the revised Code has been completed and approved by the Board, we will distribute it to all employees both as a hard copy and electronically. Updating and relaunching the Code reflects the level of importance the Company places on corporate social responsibility, and will help us ensure our business upholds consistently high standards across the world.

Safety

Introduction

Tate & Lyle has no higher priority than safety, which we believe is fundamental to running a successful business. This means ensuring safe and healthy conditions for everyone at our sites: employees, contractors and visitors. By reporting, recognising and rewarding safety performance, we aim to ensure that all our operations focus on continuous improvement.


STOP

STOP™ safety programme
This training programme for employees aims to ensure that wherever they work, they follow the five safety steps: Decide, Stop, Observe, Think, Act.

2006 has been a year of stark contrasts in safety. Despite many of our sites achieving world-class safety performance, both by employees and contractors, a tragic accident at our Decatur, Illinois, plant, in which one employee died and two were hospitalised, reminds us that we must never relax our efforts to achieve and maintain the highest standards of safety.

For the first time in four years, therefore, we cannot report an improvement in our employee safety record on the previous year, although we still compare well with overall US industry standards. We are, however, proud of our contractors for having succeeded in improving their performance significantly this year.


AVE
SAFETY

Finding your way in Loudon, US
Employees competed to name the plant's new streets to raise awareness about safety.

Employee safety results for calendar year 2006

Most Tate & Lyle locations equalled or improved on their 2005 performance, including 31 that reported no lost-time accidents and 15 that reported no recordable injuries for the year. Despite this, due to the accident referred to previously, our overall results show a decline in performance compared with calendar year 2005 results.

- *Group safety index* (weighted average of injuries sustained in the workplace across Tate & Lyle, with more severe incidents having greater impact) worsened by 40.1%;
- *Recordable injury rate* (injury requiring treatment beyond first aid) worsened by 32.1%;
- *Lost-time accident rate* (recordable injury sufficiently severe to result in lost work days or to restrict the employee's ability to perform his/her job) worsened by 26.8%; and
- *Severity rate* (number of work days lost due to injuries per 200,000 employee hours) worsened by 46.5%.

Benchmarking results

The US and Europe compile safety statistics differently so it is difficult to compare results. However, we can compare the performance of each of our divisions with results from the US Bureau of Labor Statistics. The most recent results available from the Bureau are from 2005 with the exception of the US corn refiners whose results are from 2006. Again this year, our divisions are outperforming the average reported standard for their peers in their respective sectors and in the US private sector as a whole, with the exception of Sugars, Americas.

Contractor safety results for calendar year 2006

For the third consecutive year we have compiled contractor safety statistics. We are delighted that 2006 has shown such good progress: our contractor safety statistics now compare favourably with those reported by the US Bureau of Labor Statistics. Compared with the 2005 calendar year results:

- *Safety index* improved by 59.7%;
- *Recordable injury rate* improved by 21.1%;
- *Lost-time accident rate* improved by 59.1%; and
- *Severity rate* improved by 61.7%.

Group safety index


4.07
3.51
2.84
1.72
2.41

The smaller the index, the better the performance.

Our target is zero for every Tate & Lyle operation.

Benchmarking safety: recordable injury rate*


7.70
5.30
2.76
2.16
1.07
12.70
6.46
1.34
4.60
A
B
C
D
E
F
G
H

A US food manufacturing
B US grain milling
C US corn refiners
D Food & Industrial Ingredients, Americas
E Food & Industrial Ingredients, Europe
F US sugar industry
G Sugars, Americas
H Sugars, Europe

* Number of injuries per 200,000 employee hours requiring more than first aid.

US industry statistics as reported by the US Bureau of Labor Statistics.

Benchmarking safety: lost-time accident rate*


1.60
1.20
0.54
0.40
0.47
2.30
0.84
1.34
US industry
A
B
C
D
E
F
G
H

A US food manufacturing
B US grain milling
C US corn refiners
D Food & Industrial Ingredients, Americas
E Food & Industrial Ingredients, Europe
F US sugar industry
G Sugars, Americas
H Sugars, Europe

* Rate of recordable injuries per 200,000 employee hours sufficiently serious to result in lost work days or restricted work activities.

US industry statistics as reported by the US Bureau of Labor Statistics.

Contractor safety index


1.25
1.77
4.80
7.45
4.61
0.17
21.42
0.54
5.32
3.77
2.86
6.04
2.05
0
A
C
D
G
2006

A Food & Industrial Ingredients, Americas
B Food & Industrial Ingredients, Europe
C Sucralose
D Sugars, Americas
E Sugars, Europe
F Citric acid
G Vietnam

Benchmarking contractor safety: recordable injury rate*


1.72
6.30

A Tate & Lyle
B US industry

* Number of injuries per 200,000 employee hours requiring more than first aid.

US industry statistics as reported by the US Bureau of Labor Statistics.

Benchmarking safety: lost-time accident rate*


0.54
2.40

A Tate & Lyle
B US industry

* Rate of recordable injuries sufficiently serious to result in lost workdays or restricted work activities.

US industry statistics as reported by the US Bureau of Labor Statistics.

Benchmarking results

Contractor safety continues to compare well with the US Bureau of Labor Statistics 2005 (the most recent data available). The Bureau reports the overall recordable injury rate per 200,000 employee hours for US contractors to be 6.30 against 1.72 at Tate & Lyle, and the overall lost-time accident rate to be 2.40 against our 0.54.


Our environment is

Rewarding safety performance
Employees of our McIntosh, Alabama plant receive their World Class Safety Excellence award for 2006.

Managing safety

Maintaining a consistently safe and healthy workplace requires effective, proactive management. We have a number of network safety committees, one for each of Europe, the Americas and our citric acid business, that share knowledge and experience between plants with the aim of ensuring consistently high standards of safety across Tate & Lyle. Our approach is based on:

- changing behaviour by encouraging a safety culture at all of our locations;
- auditing safety performance;
- working closely with contractors to improve safety standards (we do not directly supervise our contractors' employees, but ultimately will dismiss contractor organisations if they do not demonstrate the same commitment to improving safety as we do);
- rewarding improved safety performance with local safety awards, divisional 'Most Improved Plant' and Group-wide 'Safety First' awards;
- sharing information and best practice amongst all our locations;
- improving communication on safety issues throughout the Group; and
- the active involvement of senior executives in auditing and promoting safety.

Awards

To qualify for entry to our World Class Safety Excellence awards programme, plants must:

- operate the entire year without lost time;
- have active employee participation in their safety programme;
- have an active auditing programme; and
- demonstrate adherence to Tate & Lyle's standards during executive, management and network audits.

2006 winners were:

- *Large plant* (over 250,000 employee hours per year)
  - Europe: Razgrad, Bulgaria
  - Americas: McIntosh, US
- *Small plant* (less than 250,000 employee hours per year)
  - Europe: Plaistow, UK
  - Americas: Houlton, US
- ***Most improved safety performance***
  - Europe: Koog an de Zaan, the Netherlands
  - Americas: Dayton, US

Outlook
2006 has been a challenging year for Tate & Lyle in terms of employee safety. We believe that everyone at our plants should be confident that they will go home safely at the end of the day. Our focus in 2007 will be to bring our safety standards back up to what we have achieved in previous years, and to improve still further. By continuing our drive for a safe workplace as highlighted in this report, we are determined to improve our record in future years.

Environment

Introduction
Tate & Lyle's environmental policy is for all our operations to be conducted in light of our responsibilities towards the natural environment in which we live and work, and to comply with relevant laws, regulations and consents, which may vary from location to location. All our locations fully integrate environmental management into their operational systems and procedures. The Board reviews environmental performance and the Group's policy annually.



Assessing our carbon footprint
We are developing a model to measure the carbon footprint of Thames Refinery, with the aim of rolling it out across the Group.

Environmental impacts are many and varied. When reviewing our environmental footprint, it has always been Tate & Lyle's policy to focus particularly on those impacts that have the most effect on the environment and over which we have direct control. Our three most significant environmental impacts are, in order of magnitude, energy use, water use and non-hazardous solid waste production. Energy use is by far our most significant impact, and we therefore give it the highest priority. Managing our impacts for a positive result is good for the environment and also brings economic benefits to Tate & Lyle.

Biomass project at Thames
In early 2007, we began a major new environmental project in the UK. By March 2009, Thames Refinery will use renewable biomass to supply 70% of its energy requirements. By replacing the use of a fossil fuel (natural gas) with a renewable resource, this project will have significant environmental benefits while considerably reducing manufacturing costs.

Measuring our carbon footprint
Quantifying our impact on the environment in terms of carbon emissions is becoming increasingly important. This year we are starting to research the carbon footprint of our major sites. Initially, we are working with a UK consultancy to develop a model footprint for Thames Refinery. If this proves successful, we will look to roll out this carbon footprint model at other sites worldwide.



Training in Decatur, US
Touring the water treatment system helps employees learn about environmental management during regular training.

Calendar year 2006 results

We focus our measurement and our improvement efforts on the areas that have most environmental and financial impact. Compared with 2005 results:

- *Energy consumption* reduced by 1.2% (a 1% reduction saves an estimated £2.3 million);
- *Water consumption* reduced by 2.5% (a 1% reduction saves an estimated £130,000); and
- *Non-hazardous solid waste production* reduced by 29.5% (a 1% reduction saves an estimated £20,000).

This year, although we made bigger reductions in both water consumption and non-hazardous solid waste production than last year, we did not achieve our Group target of an annual 3% reduction on a per unit basis in energy consumption. This is because our product mix is changing, which can make year-on-year comparisons somewhat misleading. As we grow our business, we are making more value added products; however, these use more energy than our traditional products. Our challenge, therefore, is to try to reduce environmental impacts, energy in particular, while at the same time growing our business and developing more value added products. We do this by building environmental concerns into our processes as we develop new products.

Violation, abatement and compliance orders

The vast majority of our operations completed 2006 without incident. Where Tate & Lyle inadvertently contravened regulations, largely to do with emission levels, incidents were minor and we reacted immediately to correct the problems.

Managing environmental impacts

Managing environmental impacts is very important at Tate & Lyle. Environmental risks are included in the Group-wide risk management process, and are reviewed and assessed regularly. For more information, see the risk factors on page 30 and the corporate governance report on page 68.

Group energy index*


0.85
0.83
0.84
0.81
0.80

Group water index*


0.83
0.81
0.80
0.80
0.78

Group non-hazardous solid waste index*


1.03
1.07
1.16
1.32
0.93

*The smaller the index, the better the performance.

Measuring data

We collect detailed data and report results from each operating unit quarterly, using a comprehensive system that has been validated by our internal audit department. We then normalise the data to reflect the amount of product manufactured. This protects the commercial sensitivities of the data while allowing us to report publicly on our progress and make comparisons between years. The data is then aggregated to create a single set of indices for the Group, adjusted to take account of acquisitions and disposals.

Management systems

Every operating unit has an environmental management system. Each unit is required to assess its environmental impact and develop an improvement plan based on identified areas of priority, focus and opportunity, in line with the Group's overall environmental management strategy. Capital projects are assessed for their environmental impact, and we investigate whether there are more environmentally sound ways of achieving our aims.

Each operating unit has incident, emergency and contingency plans. These are regularly updated to meet new conditions and requirements. We have crisis management procedures to provide an effective response in case of incident or emergency, including escalation to the Group Crisis Management Team when required.

Training

Employees receive regular training on managing environmental impacts and changes in legislation, so that they are always aware of relevant issues. Many operating units have environmental management committees that meet regularly to discuss progress.

Customers and suppliers

We work closely with our customers to ensure our systems meet their requirements. We brief all contractors on key environmental issues to make sure that we are managing our environmental impact effectively. In the UK we are continuing to work with environmental consultancy Envirowise on a programme to help suppliers improve their business efficiency by minimising waste and maximising cost savings.

Outlook

Energy consumption is our ongoing major environmental challenge as we produce more value added products. This makes projects such as the one to develop a carbon footprint model for our sites even more important. But equally important is that we continue to train our people to build environmental concerns and benefits into all our processes, day by day and year by year.

Employee health and wellbeing



Supporting employees' health
Nurses are on hand at Thames Refinery, UK, to advise employees on all aspects of health and wellbeing.

Introduction

At Tate & Lyle, we aim to lead the way in employee health. Programmes will differ across the Group according to local needs, but all are based on the principle that the Company has a role to play in helping employees improve their health by providing information and advice on health and wellbeing.

Calendar year 2006 highlights

UK

Tate & Lyle's occupational health programme, which includes health promotion activities, an occupational health clinic, advice on healthy eating and counselling services, has been used as a model for the UK Department of Health's Business Communities of Health initiative. Our employees have also been involved in a number of national awareness campaigns, including Health Awareness and Breast Cancer Awareness Weeks.

Europe

Many of our mainland European plants offer similar health programmes to the UK. Programmes include Company-sponsored fitness programmes, health and wellbeing awareness campaigns, healthy menu options in employee restaurants and annual health and fitness check-ups.

Americas

In North America, our focus for health and wellbeing this year has been to help employees become better informed consumers of their own healthcare arrangements, and to adopt healthy lifestyles by providing them with tools and programmes. These include:

- *'Blue Points' system:* we offer this web-based system to all employees via our healthcare provider. It provides a platform for employees to initiate and track healthy behaviours. Employees earn points for meeting certain health targets, which can be redeemed online for health-related items such as yoga mats and gym bags.
- *Health risk self-assessment:* we encourage employees to complete this online self-assessment, which is then reviewed by medical experts from our healthcare provider. These experts then give feedback and recommendations to employees.
- *Health and fitness:* many plants offer exercise facilities or Company-sponsored fitness programmes.

Outlook

We aim to continue to share best practice and ideas on employee health and wellbeing more widely across Tate & Lyle, although we will continue to manage our occupational health programmes locally to meet employees' needs.

Commercial partners and suppliers

Introduction

Good, long-term relationships with our partners and suppliers are very important to Tate & Lyle. We have a consistent, Group-wide approach, based on our Code of Conduct, which covers purchasing strategies at global, regional and local levels. Supply chain ethics are also important to us, and we are committed to sharing best practice and improving standards amongst suppliers.

Raw material suppliers

Across the Group we have long-standing and mutually beneficial relationships with our growers and producers of sugar cane, maize and wheat. We apply rigorous standards to our raw materials suppliers, and survey many of them on their ethical commitment. We work closely with them to ensure compliance with our needs, implementing traceability and ensuring that our customers' requirements are fully met.

Supply chain: sugar for refining

During the year we further developed our ethical programme in our sugar for refining supply chain. A number of our senior managers attended the Ethical Trading Initiative's training programme, and we are also arranging an in-house training programme. A more focused ethical and technical survey was sent to our sugar for refining suppliers. Meanwhile, during our programme of supplier visits, we highlighted and discussed supply chain ethics, with the objective of improving suppliers' understanding of the issues involved.

Better Sugarcane Initiative

We reported last year on our involvement in the launch of the Better Sugarcane Initiative, a joint International Finance Corporation/Worldwide Fund for Nature programme to improve the environmental and social impacts of sugar cane growing. The Steering Committee has now been set up and terms of reference agreed.



Supporting growers
Improving the environmental and social impacts of sugar cane growing is an important focus for our supply chain ethics programme.

Sustainable procurement

Aside from our raw material suppliers, we are continuing to review procurement to look at how we can encompass sustainability more fully in our strategies.

Outlook

In 2007, we aim to continue to improve standards in our supply chain through developing our work on supply chain ethics, risk management and sustainable procurement, and by working increasingly closely with suppliers to share best practice on a range of issues. We will continue to develop our supplier audit programme to ensure consistently high standards across the Group.

Communities

Introduction

Tate & Lyle aims to play a positive role in all the communities in which we operate. Over the years we have developed a Group-wide community involvement policy that forms one of the core components underpinning our ethical behaviour. Our programme involves building long-term relationships with local partners to deliver a shared objective: establishing strong, safe and healthy communities by investing time and resources into projects that directly address local needs.

Our community partnerships are well supported by employees, many of whom take part in programmes. Tate & Lyle's community involvement benefits our employees by enhancing their own local community, offering significant personal development opportunities and making Tate & Lyle a company for which they are proud to work.

Actual community spend by allocation
Year ended 31 March 2007


Arts 11%
Education 47%
Health 19%
Environment 23%

Charitable donations

Our Corporate Donations Committee oversees community policy throughout the world. Our aims are to select projects that target local needs and deliver the most positive impact, and to ensure that ultimately our community involvement work reflects our broader responsibilities as a company. Our guidelines for funding and support are:

- Education – 50%;
- Environment – 25%;
- Health – 15%; and
- Arts – 10%.

In the financial year to 31 March 2007, Tate & Lyle's total worldwide charitable donations were £687,000 (2006 – £766,000). Our total global pro bono contribution in goods and services is estimated to have been £218,000, up from £193,000 in the previous year.

We support many initiatives and local organisations involved in community regeneration around the world. Listed here is a selection from each region in 2006.

- *UK:* Tate Britain, Community Links, Community Food Enterprise;
- ***Europe:*** Royal Athletics Club Eendracht Aalst, De Vlier (youth camps), Koninklijk Wielersportcomité (cycling tournament, Aalst, Belgium);
- ***Americas:*** Associated Colleges of Illinois, Millikin University Illinois, Decatur Area Arts Council;
- ***South Africa:*** Domino Servite School; and
- ***Vietnam:*** housing support programme, 'For the future' support for schools programme, scholarships for university students, road-building programme.

Employee volunteering

Tate & Lyle employees around the world make huge efforts to support their local communities. Their involvement is vital to maintaining the long-term good relationships we have developed with the communities in which we operate; volunteering brings skills and experience from the workplace into the community that corporate funding alone cannot achieve. Of the organisations we support, several have been partners for over a decade and our employees join their committees, advocate their causes in the wider community and provide mentoring and business skills.

Volunteering also brings benefits to Tate & Lyle. Employees tell us that they benefit greatly from community work, which helps them develop their skills and become more rounded as individuals. A strong volunteer network is vital to the success of our community involvement programme, and developing that network across Tate & Lyle is an important ongoing aim. Here we highlight just some of the great stories during the year from our employees in each region.



Learning through art
Supported by our employees, children from London schools improve their literacy skills through VerbalEyes at Tate Britain.

UK

- ***Seeing is Believing:*** our Chief Executive, Iain Ferguson, led a group of 20 senior business executives on a tour around Newham, where Thames Refinery is located, as part of the Seeing is Believing Programme (SIB). SIB is a flagship programme from UK organisation Business in the Community, initiated by HRH The Prince of Wales. It gives business leaders the opportunity to explore social issues and how businesses can play an active role in tackling problems.
- ***Junior Citizens programme:*** this year we expanded this child safety awareness programme run by the Metropolitan Police, with over 3,000 primary school children visiting Thames Refinery for the annual event.
- ***VerbalEyes at Tate Britain:*** this year we relaunched the highly successful Ideas Factory project as VerbalEyes. Three hundred primary schoolchildren from schools in Newham and Greenwich completed the six-month project that uses original works of art to improve language and literacy skills, supported by employee volunteers.

Americas

- ***United Way:*** Tate & Lyle employees continue to give generously through the US payroll donation scheme, United Way.
- ***University of Illinois:*** Tate & Lyle supports a number of research initiatives at the University of Illinois, the state's flagship university.
- ***Agricultural Day at Lafayette:*** our plants in Lafayette South and Sagamore support the local agricultural day each year.
- ***CocaCola scholars:*** Tate & Lyle supports a scholarship foundation for high school students.



Amazing arts and crafts
Dough modelling lessons captivate children at a South African school supported by Tate & Lyle.

South Africa

- ***Domino Servite School:*** we have funded developments at this school in Kwazulu Natal, and are partnering with them in the long term to support the running of the science lab.

Europe (not UK)

- ***Support for local children:*** many of our plants in Europe organise fundraising, particularly for children's health and education. In Aalst we supported Basket Okapi, a youth education and development programme, and Vlaamse Liga Tegen Kanker, a summer camp for young people suffering from cancer.
- ***Helping the disabled:*** our Razgrad, Bulgaria plant focuses its efforts on supporting the disabled, particularly a rehabilitation centre in Razgrad for the social integration of children needing special care.
- ***Supporting Zaragoza's Expo bid:*** our plant in Zaragoza, Spain, supported the city's bid to become the host city for Expo 2008.

Vietnam

In Vietnam, we are continuing our investment in:

- *English language:* teaching programmes in local community schools;
- *Housing:* rural housing project to improve living standards in local communities;
- *Education:* university scholarship programme for local students studying subjects related to cane sugar production; and
- *Infrastructure:* road-building programme, which brings significant improvements to infrastructure and communications.

Managing our impact

Our aim is to ensure that all our sites around the world follow our community involvement policy, ratified by the Board. We continue to make progress in developing community activities in all our locations, but there will continue to be different levels of activity reflecting the history of Tate & Lyle's involvement in the area. In locations where we have operated for a long time, such as the East End of London around Thames Refinery and Plaistow, and the Decatur, Illinois area, we have long-running partnerships with local organisations and make a considerable contribution. In other areas where we have recently acquired sites or built new plants, our involvement is at an earlier stage. Our aim continues to be to share best practice and improve internal standards and reporting around the world through our global Corporate Donations Committee, so that all parts of the Group develop mutually beneficial long-term community partnerships.

UK community survey results

Finding out from our partners what they think of our community involvement work is very important if we are to continue to improve our programmes and encourage more employees to volunteer. Each year we send out a questionnaire to our UK partners with our Community Involvement Report. This year, responses showed that we are continuing to maintain our traditionally high level of performance. Our contribution to the community was rated at 3.8 out of 4, while an excellent 75% of respondents reported an improved capability to help their target cause, up from 58% last year.

Richard House Care Award
Tate & Lyle received this award for our exceptional and long-running support of Richard House, a children's hospice in East London.

Outlook

This year we plan to improve our community involvement survey, both by widening the distribution and by developing the questions. Our aim is to get more meaningful information from our partners about the impact of our support on their work. We will then use this information to improve our future community programmes.

**Results of 2006 Community Involvement Report UK survey:
Tate & Lyle's performance**
Marks out of 4


3.8
3.7
3.8
3.9
3.8
3.8
3.8
4.0
3.9
3.6
3.8
3.8
3.9
3.8
3.8
A
A
A
A
B
B
B
B
C
C
C
C

A Efficiency of response
B Willingness to support
C Contribution to the community

Board of directors


1


2


3


4


5


6


7


8


9


10


11


12

1. Sir David Lees
Chairman
Joined the Board and was appointed Chairman in October 1998. He joined GKN plc in 1970 and became Group Finance Director in 1982. He was appointed Group Managing Director of GKN in 1987 and then Chairman and Chief Executive in 1988 before becoming non-executive Chairman in 1997 until his retirement in May 2004. From 1991 to 1998 he served as a non-executive director of Courtaulds plc, the last two years as Chairman. He also served as a non-executive director of the Bank of England from 1991 to 1999. He is currently Deputy Chairman and Senior Independent Director of QinetiQ Group plc, a director of Royal Opera House, Covent Garden Limited, a member of the Panel on Takeovers and Mergers and Chairman of the Governing Body of Shrewsbury School. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Aged 70.

2. Iain Ferguson, CBE
Chief Executive
Joined the Group and was appointed Chief Executive in May 2003. Previously, he worked for Unilever where he held a number of senior positions including Executive Chairman of Birds Eye Walls and Senior Vice-President, Corporate Development. He is a former Commissioner on the UK Government's Policy Commission on the Future of Farming and Food and also a former President of the Institute of Grocery Distribution. He is currently President of the Food and Drink Federation and Honorary Vice-President of the British Nutrition Foundation. Aged 51.

3. Richard Delbridge
Senior Independent Director
Joined the Board in September 2000 and was appointed Senior Independent Director in December 2003. A Chartered Accountant, he is a former Partner of Arthur Andersen & Co and Managing Director and General Manager of JP Morgan & Co in the UK. In 1989, he was appointed Director, Group Finance at Midland Bank plc, later becoming Group Finance Director, HSBC Holdings plc. In 1996, he was appointed Director and Group Chief Financial Officer of National Westminster Bank Plc, a position he held until April 2000. He is a non-executive director of JP Morgan Cazenove Holdings and Fortis Group, and a Council Member and Treasurer of The Open University. Aged 65.

4. Elisabeth Airey
Independent Non-Executive Director
Joined the Board in January 2007. From 1990 to 1999 she served as Finance Director of Monument Oil and Gas plc until its sale to Lasmo plc. She is currently the Senior Independent Director of Amec PLC and a non-executive director and Chairman of both the JP Morgan European Fledgeling Investment Trust PLC and Zetex PLC. She is also a non-executive director of Dunedin Enterprise Investment Trust PLC. Aged 48.

5. Evert Henkes
Independent Non-Executive Director
Joined the Board in December 2003. He worked for the Royal Dutch/Shell Group of companies for 30 years, during which time he held a number of senior management positions in Europe and Asia Pacific culminating in his appointment as Chief Executive of Shell Chemicals in 1998. He retired from Shell in April 2003. He is also a non-executive director of Outokumpu OYJ, SembCorp Industries Ltd, Air Products and Chemicals Inc and CNOOC Ltd (China National Offshore Oil Company). Aged 63.

6. Stanley Musesengwa
Chief Operating Officer
Joined the Group in 1979 as a refinery manager and subsequently performed a number of roles before becoming Regional Director, Tate & Lyle Africa in 1995. In December 1999, he was appointed Chief Executive of Tate & Lyle Europe with responsibility for the Group's European sugar refining businesses and its global sugar and molasses trading activities. He was appointed to the Tate & Lyle Board in April 2003 and as Chief Operating Officer in May 2003. He is a non-executive of Croda International PLC. Aged 54.

7. Kai Nargolwala
Independent Non-Executive Director
Joined the Board in December 2004. He is currently Group Executive Director at Standard Chartered PLC with responsibility for governance in Asia and the Risk and Special Assets Management functions. Previously, he worked for Bank of America where he served as Group Executive Vice-President, Head of Asia Wholesale Banking Group. He is also a non-executive director of Singapore Telecommunications Limited and serves on the Visa International Asia Pacific Regional Board. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Aged 57.

8. John Nicholas
Group Finance Director
Joined the Group in June 2006 and was appointed Group Finance Director in July 2006. Having worked for Fisons plc for ten years in its Scientific Equipment Division, in 1992 he joined Williams Plc as a Divisional Finance Director. In 2000 he became Group Finance Director and a member of the Board of Kidde Plc when it was demerged from Williams. He left Kidde in July 2005 following its purchase by United Technologies Corporation. He is a Fellow of the Chartered Association of Certified Accountants. Aged 50.

9. Stuart Strathdee
Corporate Development Director
Joined the Group in 1977. He has served in a variety of senior management positions including Group Treasurer, Managing Director of United Molasses and Managing Director, International Division. He was appointed to the Tate & Lyle Board in November 1994 and to his current position as Corporate Development Director in July 2003. He is a non-executive director of James Finlay Limited. Aged 55.

10. Robert Walker
Independent Non-Executive Director
Joined the Board in January 2006. He is currently Chairman of WH Smith PLC and a non-executive director of Wolseley Plc, Signet Group Plc and Williams Lea Holdings Plc. He is also an adviser to Cinven. He started his career at Procter & Gamble and McKinsey & Co., then spent over 20 years with PepsiCo International culminating as a Division President. In May 1996, he joined the Board of Severn Trent Plc as a non-executive director and then served as Group Chief Executive from August 2000 until his retirement in February 2005. Aged 62.

11. Dr Barry Zoumas
Independent Non-Executive Director
Joined the Board in May 2005. He is currently the Alan R. Warehime Professor of Agribusiness and Professor of Food Science and Nutrition at The Pennsylvania State University, USA. He is also President of the International Life Sciences Institute, North American Branch, of which he is also a director. He worked for Hershey Foods Corporation for 27 years, the last 16 as Corporate Vice-President, Science and Technology. Aged 64.

12. Robert Gibber
Company Secretary
A solicitor, he joined Tate & Lyle in 1990 as a commercial lawyer. He was appointed General Counsel in 1997 and then also Company Secretary in 2001. Aged 44.

Executive management

Group Management Committee

The Group Management Committee is chaired by Iain Ferguson, Chief Executive, and oversees the development and execution of the Group's strategy. It also has overall responsibility for achieving business results.

The current members of the Group Management Committee are listed below. Their biographies are detailed on page 61, except for Corry Wille whose biography is given opposite.

Iain Ferguson
Chief Executive

Stanley Musesengwa
Chief Operating Officer

John Nicholas
Group Finance Director

Stuart Strathdee
Corporate Development Director

Robert Gibber
Company Secretary and General Counsel

Corry Wille
Group Human Resources Director



Corry Wille, Group Human Resources Director
Joined the Group and was appointed Group Human Resources Director in April 2004. She began her career in 1984 with BP Chemicals where she held a number of human resources positions in Belgium, the UK and the US. She joined Whirlpool Europe in 1994, later becoming Vice-President Human Resources, Europe. Aged 46.

Senior Operational Management

D. Lynn Grider
President, Food & Industrial Ingredients, Americas

Clive Rutherford
Chief Executive, Food & Industrial Ingredients, Europe

Ian Bacon
Chief Executive, Sugars, Europe

Mark White
President, Global Food Ingredients Group

Austin Maguire
President, Sucralose

J. Patrick Mohan
President, Support Services and Sugars, Americas

Loren Luppes
Group President, Manufacturing and Technology

Dr Robert Fisher
Head of Global Research and Development

Corporate governance

Tate & Lyle is committed to high standards of corporate governance, business integrity and professionalism in the way it conducts its activities. Throughout the year ended 31 March 2007, the Company complied with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the Code).

The paragraphs below, together with the directors' remuneration report on pages 73 to 82, provide details of how the Company applies the principles and complies with the provisions of the Code.

The Code was revised and reissued in June 2006. The revised Code will apply to Tate & Lyle for the first time for the year ending 31 March 2008. Tate & Lyle is in compliance with the new requirements of the revised Code.

Board of directors

The Board is collectively responsible for promoting the success of the Company and for providing entrepreneurial leadership within a framework of prudent and effective controls that enable risk to be assessed and managed. It sets the Company's strategic aims and ensures that necessary financial and human resources are in place to enable these objectives to be met and undertakes reviews of management performance. In addition, the Board sets the Company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

The Board has a formal schedule of matters reserved to it for its decision. This schedule is reviewed annually and includes approval of:

- Group strategy;
- annual budget and operating plans;
- major capital expenditure, acquisitions or divestments;
- annual and interim financial results;
- safety and environmental policies;
- appointments to the Board and as Company Secretary;
- senior management structure, responsibilities and succession plans;
- treasury policies;
- system of internal control and risk management; and
- dividend policy.

Other specific responsibilities are delegated to Board Committees, which operate within clearly defined terms of reference. Details of the responsibilities delegated to the Board Committees are given on pages 65 to 68.

The Board meets at least eight times each year. Two meetings usually take place at an operating subsidiary or joint venture company. Board meetings are structured to allow open discussion and all directors participate in discussing the strategy, trading and financial performance and risk management of the Company. The chart below shows the approximate time the Board has taken to consider agenda items during the year separated into general categories.

Board allocation of time
Year ended 31 March 2007


Governance 7%
Other 3%
Operations 13%
Strategy 38%
Finance and risk 27%
Capital expenditure and investment 12%

All substantive agenda items have comprehensive briefing papers, which are circulated five days before the meeting. Members of executive management attend Board meetings and make presentations to the Board on a regular basis.

The Company Secretary is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. All directors have access to the advice and services of the Company Secretary, whose appointment or removal is a matter for the Board as a whole. In addition, there is a formal procedure in place whereby, in the furtherance of their duties, directors can obtain independent professional advice, if necessary, at the Company's expense.

The Company maintains appropriate insurance cover in respect of legal proceedings and other claims against its directors.

The attendance of individual directors at Board meetings held during the year which they were eligible to attend is shown in the table below.

	Meetings attended
Sir David Lees, Chairman	8/8
Elisabeth Airey (from 1 January 2007)	2/3
Richard Delbridge	8/8
Iain Ferguson	8/8
Simon Gifford (until 19 July 2006)	2/2
Evert Henkes	8/8
Stanley Musesengwa	8/8
Kai Nargolwala	6/8
John Nicholas (from 19 July 2006)	6/6
Carole Piwnica (until 19 July 2006)	2/2
Stuart Strathdee	8/8
Robert Walker	8/8
Dr Barry Zoumas	7/8

In addition to the meetings set out in the table above, one unscheduled meeting was held to approve the publication of a trading update.

In the very few instances where a director is unable to attend a Board or Committee meeting, his or her comments on the briefing papers to be considered at that meeting are given in advance to the relevant Chairman.

Chairman and Chief Executive

The roles of the Chairman and Chief Executive are separated and their responsibilities are clearly established, set out in writing and agreed by the Board. The Chairman is responsible for the leadership and workings of the Board and ensuring its effectiveness, and the Chief Executive for the running of the business and the implementation of Board strategy and policy.

The significant current commitments of the Chairman, Sir David Lees, are set out in his biography on page 61. The Board is satisfied that his other commitments do not unduly restrict him from carrying out his duties effectively.

Board balance and independence

The Board currently comprises the Chairman, who has no executive responsibilities, four executive directors and six non-executive directors.

With the exception of the Chairman, who is presumed under the Code not to be independent, the Board considers all the non-executive directors to be independent.

Richard Delbridge is the Senior Independent Director and is available to shareholders if they have any issues or concerns.

The non-executive directors have a wide range of skills and knowledge and combine broad business and commercial experience with independent and objective judgement. The names and biographical details of the current directors are given on page 61. The Board is aware of the other commitments of its non-executive directors and is satisfied that these do not conflict with their duties as directors of the Company. Changes to the commitments of the non-executive directors are reported to the Board.

The terms and conditions of appointment of the non-executive directors are available for inspection at the Company's registered office and will be available for inspection at the Annual General Meeting (AGM).

Re-election of directors

The Company's Articles of Association require the re-election of one-third of the Board (or the nearest whole number below one-third) at each AGM. All directors are subject to re-election at least once every three years. Any directors appointed by the Board since the last AGM must stand for re-election at the next AGM. Any non-executive directors who have served for more than nine years will be subject to annual re-election.

The names of the directors retiring and standing for re-election at the 2007 AGM are set out on page 71. Further details are given in the letter from the Chairman to shareholders in relation to the 2007 AGM.

Information, induction and professional development

The Chairman, with the assistance of the Company Secretary, is responsible for ensuring that the directors receive accurate, timely and clear information on all relevant matters.

On appointment to the Board, directors receive a comprehensive induction programme, which includes site visits and meetings with senior management across the businesses and Group functions. New directors also receive a pack of background reading about the Group and details of Board procedures and other governance-related matters. Major shareholders have been offered the opportunity to meet new non-executive directors as part of their induction programme.

Training and updates on particular issues are arranged for directors, as appropriate, on an ongoing basis taking into account their individual qualifications and experience. The Company Secretary also helps directors to undertake any other professional development they consider necessary or desirable to assist them in carrying out their duties as directors or as members of the relevant Board Committees. Visits to external events or organisations are also arranged for the Board to help the non-executive directors in particular to gain a deeper insight into the Group's strategy and business activities.

Performance evaluation

During the year, the Board carried out an evaluation of the effectiveness of the Board and its Committees. As in previous years, this was an internal exercise led by the Chairman.

The 2007 evaluation involved the Chairman holding one-to-one performance review meetings with each director, the Company Secretary and the Group Human Resources Director. A number of assessment areas, both on an individual and on a collective basis, were identified by the Chairman in advance of these meetings, which were used as the framework for the discussions. The Chairman summarised the main themes and comments arising from the meetings and presented a report to the Board for discussion. The Board concluded that it was operating in an effective manner but identified some areas where improvements could be made, such as to the content of strategic and operational papers provided to the Board.

With regard to the performance of individual directors, following the review process, the Chairman concluded that each director continues to make an effective contribution to the work of the Board, is well prepared and informed concerning items to be considered by the Board, has a good understanding of the Group's businesses and that their commitment to the role remains strong.

During the year, the non-executive directors met together without the Chairman present, under the chairmanship of the Senior Independent Director, to appraise the Chairman's performance (the Senior Independent Director having first sought the views of the executive directors). In addition, the Chairman held a private meeting with the non-executive directors to appraise the Chief Executive's performance and to address any other matters the non-executive directors wished to raise. The outcome of both appraisals was highly positive.

The Audit, Nominations and Remuneration Committees each also held an evaluation of their work and effectiveness during the year, the results of which were reported to the Board by the respective Committee Chairmen. The reviews concluded that each Committee was operating in an effective manner.

Shareholder communications

The Chief Executive, Group Finance Director and Director of Investor Relations maintain a regular programme of visits and presentations to major institutional shareholders both in the UK and overseas. The Chairman and Senior Independent Director participate in this programme as appropriate. The Investor Relations Department provides the Board with a detailed report on discussions with major institutional shareholders each time it meets.

In addition, all directors receive copies of analysts' reports on the Company, and the Board is briefed periodically by the Company's financial advisers on investors' perceptions of Tate & Lyle and its investor relations activities.

The non-executive directors are encouraged to attend presentations to analysts and shareholders, and in particular the presentations that take place on the publication of the Company's annual and interim results.

The Chairman provides feedback to the Board on any matters raised with him by major shareholders.

Some 250 shareholders normally attend the AGM and are invited to ask questions and meet informally with the directors after the formal proceedings have ended. The level of proxy votes lodged for and against each resolution, together with the level of abstentions, are announced to shareholders at the AGM and are published on our website.

The Company aims to present a balanced and understandable assessment in all its reports to the public and to regulators. Key announcements, financial reports and other information about the Group can be found on the Company's website at www.tateandlyle.com.

Board Committees

There are four main Board Committees: Chairman's; Nominations; Remuneration; and Audit. The terms of reference of each Committee are reviewed annually by the Board, are available upon request and are on the Company's website at www.tateandlyle.com.

The Committees are provided with sufficient resources to undertake their duties through access to the services of the Company Secretariat and, if deemed necessary, can obtain independent professional advice at the Company's expense. The Company Secretary, Robert Gibber, is Secretary to each Board Committee.

Chairman's Committee

The members of the Committee during the year, together with a record of their attendance at meetings that they were eligible to attend, are set out below.

	Meetings attended
Sir David Lees, Chairman	8/8
Elisabeth Airey (from 1 January 2007)	3/3
Richard Delbridge	8/8
Iain Ferguson	8/8
Evert Henkes	8/8
Kai Nargolwala	6/8
Carole Piwnica (until 19 July 2006)	2/2
Robert Walker	8/8
Dr Barry Zoumas	7/8

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board. The Committee meets before each Board meeting, as required, and provides an opportunity for the Chairman and Chief Executive to brief and obtain the views of the non-executive directors on specific issues.

Remuneration Committee
The members of the Committee during the year, together with a record of their attendance at meetings that they were eligible to attend, are set out below.

	Meetings attended
Evert Henkes, Chairman	8/8
Elisabeth Airey (from 1 January 2007)	3/3
Richard Delbridge	8/8
Kai Nargolwala	6/8
Robert Walker	8/8
Dr Barry Zoumas	7/8

The Committee meets as required, usually before each Board meeting. Throughout the year, the Committee consisted solely of independent non-executive directors.

As permitted under the revised Combined Code published in June 2006, with effect from 1 April 2007 the Chairman of the Company, Sir David Lees, was appointed as a member of the Committee. The Board believes that this appointment will help ensure that the Company's remuneration policy is aligned with its strategic objectives.

The Committee determines the individual remuneration packages of each executive director and other members of the Group Management Committee. This includes base salary, bonus, long-term incentives, benefits and terms of employment, including those upon which their service may be terminated. Additionally, the Committee approves the base salary, long-term incentives and benefits of members of the Senior Operational Management. In consultation with the Chief Executive, the Committee also determines the remuneration of the Chairman.

The remuneration of non-executive directors is determined by the Board excluding the non-executive directors. The directors' remuneration report on pages 73 to 82 provides more information on the Company's executive remuneration policy and practice, and on the working of the Committee.

Nominations Committee
The members of the Committee during the year, together with a record of their attendance at meetings that they were eligible to attend, are set out below.

	Meetings attended
Sir David Lees, Chairman	6/6
Elisabeth Airey (from 1 January 2007)	2/2
Richard Delbridge	6/6
Iain Ferguson	6/6
Evert Henkes	6/6
Kai Nargolwala	5/6
Carole Piwnica (until 19 July 2006)	2/2
Robert Walker	6/6
Dr Barry Zoumas	5/6

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board (except when the Committee is dealing with the appointment of a successor to the Chairman of the Board when the Senior Independent Director chairs the Committee). The main responsibilities of the Committee are to:

- review the size and composition of the Board, including the planning of succession to the Board and the leadership needs of the Group generally;
- make recommendations to the Board on candidates for appointment as executive and non-executive directors and as Company Secretary, taking into account the balance of the Board and the required blend of skills and experience;
- make recommendations to the Board on the appropriate processes for the appointment of the Chairman of the Board;
- review annually the performance of each member of the Group Management Committee and to report on that review to the Remuneration Committee; and
- make recommendations to the Board on the nomination of the Senior Independent Director, the re-appointment of non-executive directors upon the expiry of their term of office and the proposed re-election of directors retiring by rotation at the AGM.

During the year, one non-executive director, Elisabeth Airey, was appointed to the Board. For her appointment, the Committee first considered the particular skills, knowledge and experience that would most benefit the Board. External recruitment consultants were engaged who provided the Committee with a shortlist of potential appointees from which candidates were interviewed and then selected for recommendation to the Board. The recommendation to appoint Elisabeth Airey as a non-executive director from 1 January 2007 was approved by the Board.

With the help of external recruitment consultants, the Committee also selected and made a recommendation to the Board during the year for the appointment of John Nicholas as Group Finance Director from 19 July 2007. The recommendation was approved.

Audit Committee

The members of the Committee during the year, together with a record of their attendance at meetings that they were eligible to attend, are set out below.

	Meetings attended
Richard Delbridge, Chairman	4/4
Elisabeth Airey (from 1 January 2007)	1/1
Evert Henkes	4/4
Kai Nargolwala	4/4
Robert Walker	2/4
Dr Barry Zoumas	3/4

The Committee consists solely of independent non-executive directors. All the Committee members have extensive management experience in large international organisations and the Chairman, Richard Delbridge, who is a chartered accountant, is a former group finance director of a FTSE 100 company. The Committee meets four times each year. The Chairman, Chief Executive, Group Finance Director, Head of Internal Audit and other members of the senior management team (as invited by the Committee), together with the external auditors, usually attend meetings. The minutes of each meeting are circulated to all members of the Board. Both the Head of Internal Audit and the external auditors have access to the Chairman of the Committee outside of formal Committee meetings.

The Committee maintains a formal calendar of items that are to be considered at each Committee meeting and within the annual audit cycle to ensure that its work is in line with the requirements of the Code.

The main responsibilities of the Committee are to:

- monitor the integrity of the annual and interim financial statements and any formal announcements relating to the Company's financial performance, paying particular attention to significant reporting judgements contained therein, including critical accounting policies and practices;
- review the Group's internal financial controls and its internal control and risk management systems;
- review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;
- make recommendations to the Board, for submission to shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;
- monitor and review the effectiveness of the internal audit function;
- develop and implement a policy on the engagement of the external auditors to supply non-audit services; and
- review arrangements by which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters.

During the year, the Audit Committee discharged its responsibilities as set out in its terms of reference by undertaking the following work:

- meeting prior to the Board meeting at which the annual report and financial statements, and the interim report and financial statements were approved. In doing so, the Committee reviewed significant accounting policies, financial reporting issues and judgements and reports from the external auditors;
- reviewing the effectiveness of the external audit process, the external auditors' strategy and plan for the audit, and the qualifications, expertise, resources and independence of the external auditors;
- agreeing the terms of engagement and fee of the external auditors for the audit and recommending to the Board that PricewaterhouseCoopers LLP be proposed to shareholders at the AGM for re-appointment as external auditors to the Company;
- reviewing the policy on auditor independence and the provision of non-audit services by the external auditors;
- receiving and considering regular reports from the Head of Internal Audit on the Group's risk management system, findings from internal audit reviews, and the remit, organisation, annual plan and resources of the internal audit function;
- undertaking a review of the effectiveness of the internal audit function. During the year, Ernst & Young was appointed by the Committee to undertake an independent review of the internal audit function. This review identified some areas where improvements to processes and practices could be made and these are being implemented;
- reviewing the Committee's terms of reference and its effectiveness and recommending changes to the Board as a result of this review. The review in 2007 concluded that no substantive amendments to the terms of reference were required and that the Committee was operating in an effective manner;
- reviewing the annual report disclosure items relevant to the Committee, including the going concern statement and the reports on risk management and internal control;

- reviewing the potential impact on the Group's financial statements of significant corporate governance and accounting matters;
- reviewing the findings of the external auditors, their management letters on accounting procedures and internal financial controls and audit representation letters;
- meeting privately with the Chief Executive, Group Finance Director, external auditors and the Head of Internal Audit;
- reviewing procedures under which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters; and
- reviewing an annual report on the Group's systems of internal control and its effectiveness, and reporting the results of the review to the Board.

During the year, training was also provided to Board and Committee members outside the scheduled meetings on subjects of particular relevance.

The Committee operates a policy to safeguard the objectivity and independence of the external auditors. This policy sets out certain disclosure requirements by the external auditors to the Committee, restrictions on the employment of the external auditors' former employees, partner rotation and procedures for the approval of non-audit services by the external auditors. During the year, the Committee reviewed the processes which PricewaterhouseCoopers LLP have in place to safeguard their independence and received a letter from them confirming that, in their opinion, they remained independent.

The procedure for the provision of non-audit related services by the external auditors is governed by a schedule appended to the policy on auditor independence. This schedule categorises such services between:

- those services which the external auditors are permitted to provide;
- those services which the external auditors are not permitted to provide; and
- those services which require approval of the Audit Committee before the external auditors can be appointed.

A report is made to the Committee each time it meets setting out the non-audit services provided by the external auditors during the year and the fees charged. Details of the amounts paid to the external auditors are given in note 7 to the Group financial statements on page 100.

Having undertaken a review of the non-audit related services provided during the year, the Committee is satisfied that they did not prejudice the external auditors' independence.

Risk management

The Board of Directors has overall responsibility for the Group's system of internal control and risk management. The schedule of matters reserved to the Board ensures that the directors control, amongst other matters, all significant strategic, financial and organisational issues.

The Group's enterprise-wide risk management and reporting process, which was developed, defined and rolled out across the Group by a dedicated risk management team, assists management throughout the Group to identify, assess and mitigate risk. The process, which is designed to deliver competitive advantage for the Group, involves the identification and prioritisation of key risks through an ongoing programme of workshops, facilitated by the risk management team, held around the Group. During the year, over 250 employees attended 29 risk workshops held throughout the Group in order to identify risks to the business. The identified risks then cascade up through functional and divisional levels to the Group Management Committee. This culminates in the identification of the Group's key business, financial, operational and compliance risks with associated action plans and controls to mitigate them where possible (and to the extent deemed appropriate taking account of costs and benefits).

Under the process, senior executive management confirms to the Audit Committee at least twice a year that these key risks are being managed appropriately within their operations and controls have been examined and are effective. Responsibility for managing each key risk and the associated mitigating control is allocated to an individual executive within each division. Changes in the status of the key risks and changes to the risk matrix are reported quarterly to executive management and to the Board. The Board reviews the Group's key risks quarterly.

Internal control

The Board of Directors has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The Board delegates to executive management the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the businesses which comprise the Group. These systems of internal control are designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws or regulations. All the material joint ventures which the Group is party to currently follow the Group's formal systems of internal control and their internal control procedures are regularly reviewed by the Group's internal audit function.

The systems of internal control are based on a process of identifying, evaluating and managing risks and include the risk management processes set out above. These accord with the guidance in the Turnbull Report and were in place throughout the year and up to the date of the signing of this annual report. The key risks that might hinder the achievement of the Group's business objectives are managed, controlled and monitored by the following processes:

- the Group's businesses operate under mandatory written policies and procedural manuals to provide an appropriate control environment. The Group policies and procedures set out the Group's commitment to competence, integrity and ethical values. These policies are reviewed by the Board annually and changes are made as appropriate to enhance existing control procedures;
- key strategic risks are addressed through the Group's process of preparation of plans by each operating unit and the compilation of these risks in the Group's operating plan;
- there is a comprehensive annual planning and financial reporting system comparing results with plan and the previous year on a monthly and cumulative basis. This process of planning, budgeting and making short-term forecasts provides early warning of potential financial risks. Revised forecasts for the year are produced at least quarterly. Reports include a monthly cash flow statement projected for 15 months;
- the Chief Executive, Group Finance Director and Chief Operating Officer undertake regular financial and operational reviews of the major operating units within the Group;
- the Chief Executive, Chief Operating Officer and the Group Finance Director submit written reports to each Board meeting, which include consideration of changing threats and opportunities within the business. The standard Board review of investments and disposals includes identification of major risks that could affect the outcome of each project, with a sensitivity analysis;
- the Company has defined procedures for the authorisation and project management of capital expenditure and investment, granting of guarantees, trading and hedging of currencies and commodities and use of treasury products; and
- formal annual reports and presentations are received by the Board on certain areas of special risk. These include insurance, treasury management, commodity trading, pensions, safety and environmental issues.

The Audit Committee periodically reviews the effectiveness of the system of internal control through reports from the external auditors and the internal audit function. The internal audit function follows a planned programme of reviews that are aligned to the risks existing in the Group's businesses. It has the authority to review any relevant aspect of the business.

The Board, with the assistance of the Audit Committee, has conducted an annual assessment of the effectiveness of the systems of risk management and internal control during the financial year and up to the date of this annual report. The review, which is co-ordinated by the internal audit function, includes a Group-wide certification that appropriate internal controls are in place and on the state of their effectiveness. The internal audit function monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of the department's work during the year. Where weaknesses have been identified, plans for correcting them are also reported. The results of this exercise are summarised for the Audit Committee and the Board. In the event that any significant losses are incurred during the year as a result of the failure of controls, a detailed analysis would be provided to the Audit Committee and the Board. The Board confirms that no significant weaknesses were identified in relation to the review conducted during the year and accordingly no remedial actions are required to be taken.

This section sets out our financial statements and other statutory information. Our aim is to provide clear and comprehensive information to investors and other stakeholders in a manner that meets their needs.

IN THIS SECTION

Directors' report

Principal activities of the Group
The principal activities of Tate & Lyle PLC and its subsidiary and associated undertakings (the Group) are developing, manufacturing and marketing food and industrial ingredients that have been made from renewable resources.

Financial year
The accounting period under review is for the year ended 31 March 2007. Comparative figures used in this report are for the year ended 31 March 2006.

Business review
A review of the Group's business, its activities and performance during the year, post balance sheet events and likely future developments is given on pages 4 to 59. The information on these pages that is required to fulfil the requirements of the business review is incorporated in this directors' report by reference.

Dividend
A final dividend of 15.3p per share is recommended for the year to 31 March 2007. If approved, it will be due and payable on 26 July 2007 to shareholders on the register on 29 June 2007. This dividend amounts to £74 million and makes a total for the year of 21.5p per share, compared with 20.0p per share for the year to 31 March 2006.

Annual General Meeting
The Annual General Meeting (AGM) will be held at the Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 18 July 2007 at 11.15 am. Enclosed with this report is a letter from the Chairman to shareholders. Attached as an appendix to the letter is the notice convening the meeting, which includes five items of special business. The letter includes an explanation of all the resolutions to be proposed at the AGM.

Corporate governance
The report on corporate governance is on pages 63 to 69. The directors' remuneration report is on pages 73 to 82.

Financial risk policies
A summary of the Company's treasury policies and objectives relating to financial risk management, including exposure to associated risks, is on pages 44 to 48.

Share capital
The Company issued 1,084,282 ordinary shares during the year, all on the exercise of employee share options. The total value of ordinary shares issued at the issue price for cash was £3,446,760. Information about the Company's share capital is given on page 114. Information about options granted under the Company's employee share schemes is given on pages 116 and 117.

Details of shares purchased by the Tate & Lyle Employee Benefit Trust to satisfy options granted under the Group's long-term incentive plans are given in the directors' remuneration report on page 82.

The Company was given authority at the 2006 AGM to make market purchases of up to 48,879,539 of its own ordinary shares. This authority will expire at the 2007 AGM and approval will be sought from shareholders at that meeting for a similar authority to be given for a further year. The Company has not acquired any of its own shares during the year.

Substantial shareholdings
Until 19 January 2007, persons with notifiable interests in the Company's shares were required to notify the Company of such interests under sections 198 to 208 of the Companies Act 1985. As at 19 January 2007, the Company had been notified of the following notifiable interests in its shares:

	No. of shares	% held
Barclays PLC	53,566,122	10.96%
AMVESCAP PLC	49,136,431	10.03%
AXA S.A.	40,674,410	8.33%

On 20 January 2007, the Companies Act 1985 provisions in respect of substantial shareholdings were repealed and the Disclosure and Transparency Rules of the Financial Services Authority (FSA) came into force. As at 22 May 2007, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

	No. of shares	% held
AMVESCAP PLC	74,049,410	15.11%
AXA S.A.	26,907,723	5.50%
Barclays PLC	18,544,673	3.79%
Barclays Global Investors	17,597,467	3.59%
Silchester International Investors Ltd	14,924,253	3.05%

Directors
The current members of the Board, together with biographical details of each director, are set out on page 61.

John Nicholas was appointed as Group Finance Director and as an executive director from 19 July 2006. Elisabeth Airey was appointed as a non-executive director from 1 January 2007. Carole Piwnica retired as a non-executive director and Simon Gifford retired as Group Finance Director and as an executive director, both on 19 July 2006.

Retirement and re-election of directors
In accordance with its Articles of Association, one-third (or the nearest whole number below one-third) of the directors of Tate & Lyle PLC are required to retire at each AGM, together with directors appointed by the Board since the previous AGM. In addition, under the Combined Code on Corporate Governance, directors are required to submit themselves for re-election by shareholders every three years.

The directors retiring by rotation at the 2007 AGM and offering themselves for re-election are Sir David Lees (having attained the age of 70), Richard Delbridge and Evert Henkes. In addition, Elisabeth Airey and John Nicholas, who were both appointed as directors since the last AGM, will be retiring and offering themselves for re-election.

Sir David Lees, Richard Delbridge, Evert Henkes and Elisabeth Airey do not have service contracts. At no time during the year has any director had any material interest in a contract with the Group, being a contract of significance in relation to the Group's business. A statement of directors' interests in shares of the Company is given on page 82.

Research and development
The Group spent £22 million (2006 – £21 million) on research and development during the year.

Employment

The average number of employees in the Group during the year is given in note 9 on page 101.

Group companies operate within a framework of human resources policies, practices and regulations appropriate to their own market sector and country of operation. Policies and procedures for recruitment, training and career development promote equality of opportunity regardless of gender, sexual orientation, age, marital status, disability, race, religion or other beliefs and ethnic or national origin. The aim is to encourage a culture in which all employees have the opportunity to develop as fully as possible in accordance with their individual abilities and the needs of the Group.

The Group is committed to effective communication with employees, including information on its performance and business environment. It follows appropriate consultation procedures and has an established European Forum. Training is concentrated on multi-skilling to encourage flexibility in working practices. The Group runs a series of international management programmes to develop management skills and create valuable opportunities for the cross-fertilisation of management ideas across the Group.

Donations

Worldwide charitable donations during the year totalled £687,000 (2006 – £766,000), of which £440,000 (2006 – £386,000) was donated in the UK. More details of the Group's involvement in the community can be found in the corporate social responsibility report on pages 57 to 59.

Again this year, in line with the Group's policy, no political donations were made in the European Union (EU). Outside the EU, the Group's US business made contributions during the year totalling US$34,000 (£18,000) (2006 – US$28,000; £15,000) to state and national political party committees and to the campaign committees of state candidates affiliated to the major parties. Contributions were only made where allowed by state and federal law. The total includes US$10,000 (£5,000) (2006 – US$10,000; £5,000) contributed by the Tate & Lyle Political Action Committee (PAC). The PAC is funded entirely by US employees. Employee contributions are entirely voluntary and no pressure is placed on US employees to participate. No funds are provided to the PAC by Tate & Lyle but under US law, an employee-funded PAC must bear the name of the employing company.

Payment to suppliers

It is the Group's policy that UK operating companies should follow the CBI Prompt Payers' Code. The Code requires the Company to agree the terms of payment with its suppliers, to ensure its suppliers are aware of those terms and to abide by them. It is the Group's policy also to apply the requirements of the Code to wholly-owned companies around the world, wherever possible.

Tate & Lyle PLC is a holding company and had no amounts owing to trade creditors at 31 March 2007.

The Group's creditor days outstanding at 31 March 2007 were 41 days (2006 – 36 days).

Directors' responsibilities for the financial statements

The directors are responsible for preparing the annual report, the directors' remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU, and for preparing the parent company financial statements and the directors' remuneration report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of affairs of the Group and of the profit or loss of the Group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of affairs of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether the Group financial statements comply with IFRS as adopted by the EU, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and that the parent company financial statements and the directors' remuneration report comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

So far as each director is aware, there is no relevant audit information (that is, information needed by the Company's auditors in connection with preparing their report) of which the Company's auditors are unaware. Each director has taken all the steps that he/she ought to have taken in his/her duty as a director in order to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors

The auditors, PricewaterhouseCoopers LLP, have signified their willingness to continue in office and a resolution re-appointing them as auditors will be proposed at the 2007 AGM.

On behalf of the Board
Robert Gibber
Company Secretary
22 May 2007

Directors' remuneration report

This report has been prepared in accordance with the requirements of Schedule 7A of the Companies Act 1985 (the Act) and the Listing Rules of the UK Listing Authority. PricewaterhouseCoopers LLP have audited the contents of the report to the extent required by the Act (the tabular information on pages 79 to 82). A resolution to approve this report will be proposed at the Annual General Meeting (AGM) on 18 July 2007.

Remuneration Committee
The Remuneration Committee (the Committee) comprises all the independent non-executive directors of the Company. The following are the members who served during the year: Evert Henkes (Chairman), Richard Delbridge, Kai Nargolwala, Robert Walker, Dr Barry Zoumas and Elisabeth Airey (appointed from 1 January 2007).

As permitted under the revised Combined Code published in June 2006, the Chairman of the Company, Sir David Lees, was appointed a member of the Committee from 1 April 2007. During the year he was invited to attend meetings to provide advice as required. He does not participate in discussions or decisions relating to his own remuneration arrangements.

The Committee met eight times during the year. Individual members' attendance record at meetings during the year is given in the table on page 66.

The terms of reference of the Committee, a copy of which can be found on the Company's website at www.tateandlyle.com, are reviewed annually to ensure they meet best practice.

The Committee conducts a review of its work and effectiveness each year and any recommendations from this review are reported to the Board. The 2007 review concluded that the Committee had fulfilled its role and responsibilities appropriately.

The Committee determines the individual remuneration packages of each executive director and other members of the Group Management Committee (see page 62). This includes base salary, bonus, long-term incentives, benefits, and terms of employment including those upon which their service may be terminated. Additionally, the Committee approves the base salary, long-term incentives and benefits of members of the Senior Operational Management (see page 62). In consultation with the Chief Executive, the Committee also determines the remuneration of the Chairman.

The Chief Executive (Iain Ferguson), Group Human Resources Director (Corry Wille) and Company Secretary and General Counsel (Robert Gibber), who acts as Secretary to the Committee, are normally invited to attend meetings although not when their own remuneration arrangements are discussed.

To ensure that the Group's remuneration practices remain market competitive, the Committee receives advice from independent remuneration consultants. The Committee operates a policy whereby an individual consultant appointed to advise the Committee on the remuneration of executive directors and certain other senior executives shall not also advise Group management on the remuneration of any other executives in the Group. In accordance with this policy, during the year the Committee again appointed Leslie Moss of Hewitt Bacon & Woodrow Limited (Hewitt) to act as its principal adviser on executive remuneration arrangements.

In addition to market remuneration data provided by Hewitt, the Committee is provided with data from a survey published by Towers Perrin, and with Total Shareholder Return performance data and ranking information for the Performance Share Plan and Deferred Bonus Share Plan from Kepler Associates. During the year, Hewitt provided the Group with pension-related advice and, for part of the year, payroll services for the Singapore facility. Towers Perrin and Kepler Associates provided no other services to the Group.

Remuneration policy
The Remuneration Committee is responsible for setting the remuneration of the executive directors in accordance with a policy determined by the Committee and agreed with the Board. The remuneration policy for executive directors and senior executives is to provide remuneration packages which attract, retain and motivate high-calibre individuals to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, the remuneration package is designed to:

- be competitive and commensurate with other international businesses of similar size;
- align the interests of executives and shareholders by rewarding the creation of sustained growth in shareholder value;
- reward above-average performance;
- ensure that performance-related elements form a significant proportion of the total remuneration package; and
- take into account local country practice.

It is intended that this policy continues to apply for the year ending 31 March 2008 and subsequent years.

Review of executive remuneration
A comprehensive review of all aspects of the executive remuneration package was undertaken in 2005. Following this review, and having consulted with major shareholders, a number of changes to the Company's executive remuneration arrangements were approved at the 2005 AGM. These arrangements were reviewed by the Committee in 2006 and, as stated in the last year's annual report, no changes to the executive remuneration package were made for the year ended 31 March 2007.

With the help of Hewitt, its independent remuneration adviser, in 2007 the Committee continued to review the Company's executive remuneration arrangements. The Committee considers that the existing executive remuneration package remains broadly appropriate and no changes to the current arrangements are proposed other than one change to the annual bonus scheme. For this scheme, the review found that the bonus opportunity for some directors had fallen below the market median for similar sized international companies. Accordingly, for the three executive directors other than the Chief Executive, for the year ending 31 March 2008, their bonus award at target will be increased from 45% to 50%, and the maximum award from 90% to 100%, bringing them to the same level as the Chief Executive, whose bonus opportunity remains unchanged. No other changes are proposed to the annual bonus scheme for the year ending 31 March 2008.

For the year ending 31 March 2008, the Performance Share Plan and Deferred Bonus Share Plan will operate on the same basis as for the past two years.

Remuneration package

Composition

The current remuneration package for executive directors consists of base salary, annual bonus, long-term incentives, pensions and other benefits. The Company's policy is to ensure that a significant proportion of the total remuneration package is performance-related, even at target levels.

The relative proportions of an executive director's remuneration, when valued at both on-target and stretch performance levels (on the basis of the expected value of the long-term incentives but excluding post-retirement benefits and allowances paid in lieu of pensions), are shown in the charts below.

Target performance


49%
Non-performance-related pay
51%
Performance-related pay

Stretch performance


24%
Non-performance-related pay
76%
Performance-related pay

Base salary

The Group's policy is for base salaries to take account of the median relative to similar companies and also to reflect job responsibilities and the sustained level of individual performance. The Committee reviews the base salary of each executive director annually.

The most recent annual review of executive directors' base salaries occurred on 1 April 2007. When undertaking this review, the Committee considered external market data supplied by its independent remuneration adviser, individual performance and also the level of pay awards made to other employees and executives throughout the Group. The base salaries for each executive director are shown below.

Director	As at 1 April 2007	As at 1 April 2006
Iain Ferguson	**£705,000**	£675,000
Stanley Musesengwa	**£490,000**	£470,000
John Nicholas[1]	**£405,000**	–
Stuart Strathdee	**£333,000**	£320,000

[1] Appointed to the Board on 19 July 2006 on a base salary of £385,000.

Benefits

Benefits comprise principally a company car, or a cash allowance in lieu; health insurance; and premiums paid on life assurance policies in relation to pension arrangements. These benefits do not form part of pensionable earnings.

Annual bonus scheme

The Group operates an annual cash bonus scheme for executive directors and senior executives, which is determined by reference to the performance of the Group, or appropriate division or subsidiary, primarily against financial objectives.

The Group's policy is that annual bonuses payable under the scheme are capped at 100% of base salary or lower, dependent on the executive's responsibilities. There is a threshold level below which no bonus is paid. The Committee reviews the attainment of the financial targets and agrees the bonus payments. Bonuses paid to executive directors do not form part of pensionable earnings.

For the year ended 31 March 2007, the target award level for the Chief Executive was 50% of actual base salary and for the other executive directors was 45% of actual base salary. The maximum award level was 100% of base salary for the Chief Executive and 90% of base salary for the other executive directors.

The performance criteria for the annual bonus scheme are set by the Committee at the beginning of each financial year. For the year ended 31 March 2007, the performance criteria consisted of a target award payable on the achievement of a predetermined level of Group profit before tax, exceptional items and amortisation (PBTEA), and a maximum award payable for the achievement of a PBTEA level in excess of target performance. The level of PBTEA for target performance set by the Committee at the beginning of the financial year was above the market's expectations at that time (as provided by brokers' forecasts).

To ensure that bonuses are not inflated or deflated as a result of exchange rate movements during the year, the PBTEA numbers for bonus purposes are re-stated on the basis of the exchange rates used for the Group's annual business plan agreed by the Board at the start of the year. For the prior year ended 31 March 2006, this had an adverse impact decreasing the publicly stated profit figure for the bonus calculation, while for the year ended 31 March 2007 it had a favourable effect.

The PBTEA achieved by the Group for the year ended 31 March 2007, re-stated on a constant exchange rate basis, exceeded the previous year and the predetermined level of target performance, reflecting the strong performance of the Group's businesses.

As a result, the Chief Executive received a bonus of 93% of base salary and the other executive directors received a bonus of 83% of base salary.

Executive directors and other selected senior executives have the opportunity to invest up to 50% of their cash bonus for the year ended 31 March 2007 in Tate & Lyle shares through the Deferred Bonus Share Plan, details of which can be found on page 75.

Long-term incentive arrangements

The Committee believes that performance-based long-term incentive plans (LTIPs) provide executive directors and senior executives with long-term rewards that closely align with shareholders' interests and are an important component of the overall executive remuneration package.

The Company currently operates two LTIPs, the Tate & Lyle 2003 Performance Share Plan and the Tate & Lyle 2005 Deferred Bonus Share Plan. The Remuneration Committee is responsible for the operation of both LTIPs.

Performance Share Plan

Shareholders approved the Performance Share Plan (PSP) at the AGM in July 2003. Executive directors and other selected senior executives are eligible to participate in the PSP at the discretion of the Committee.

Participants are awarded annually a conditional right to receive a number of Tate & Lyle ordinary shares in value up to a maximum of 175% of base salary and calculated by reference to the average of the daily closing prices of Tate & Lyle ordinary shares during the six months preceding the beginning of the measurement period. The number of shares that a participant receives depends on the Group's performance during the measurement period, which is the three years commencing on 1 April in the year of the award.

Performance is measured by comparing the Total Shareholder Return, or TSR (share price growth plus reinvested dividends), from Tate & Lyle relative to a comparator group of companies. The Committee chose relative TSR for the PSP as it closely aligns executives' and shareholders' interests and is an objective measure of the value created for shareholders. For awards made in 2003 and 2004, the comparator group consisted of the FTSE 100 Index at the start of the measurement period, excluding companies in the telecommunications, media, technology and financial services sectors. For the awards in 2005, 2006 and for this year, the comparator group consists of the companies occupying positions 50 to 130 of the FTSE Index at the beginning of the measurement period. The Committee considers this to be an appropriate comparator group for Tate & Lyle given the Company's position in the FTSE 100, the wide range of market capitalisation between the lower and upper ends of the FTSE 100 Index, and the fact that the Company is expected to remain within the proposed peer group for the foreseeable future. The Committee reviews the performance measurement metrics and the continued validity of the comparator group annually.

If, at the end of the measurement period, Tate & Lyle ranks in the upper quartile of the comparator group, participants in the PSP will receive all of the shares conditionally awarded to them. If the ranking is at the median level, 25% of the shares will be received. No shares will be received for below median performance. For intermediate rankings between median and upper quartile, participants will receive a proportionate number of shares increasing on a straight-line basis. This vesting scale is illustrated in the graph above.

Irrespective of Tate & Lyle's TSR, before any shares become eligible for release the Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

PSP vesting schedule


100%
75%
50%
25%
0%
100% vesting
Percentage of shares vesting
Median
Upper quartile
Tate & Lyle's relative TSR performance

At the end of the three-year measurement period the conditional award is converted into a deferred right to acquire the appropriate number of shares which will not be released to the participant for one further year other than in the specific circumstances set out in the rules of the PSP. As approved by shareholders at the 2005 AGM, for awards made since 2005 participants will benefit from payments in lieu of dividends during the retention period on those shares which have already vested. If a participant resigns during the one-year retention period, the deferred right to acquire the appropriate number of shares will lapse.

Details of the measurement of the performance condition for the PSP award in June 2004 are set out on page 78.

Deferred Bonus Share Plan

Shareholders approved the Deferred Bonus Share Plan (DBSP) at the AGM in July 2005. The Committee has the discretion to select senior employees of the Group to participate in the DBSP. Currently, participation is restricted to the four executive directors and other key senior executives.

Under the DBSP, executives have the opportunity to defer up to 50% of their annual cash bonus (after deduction of tax, national insurance or other social security payments) and invest the amount deferred in the Company's shares. Subject to the satisfaction of employment conditions and a performance target over the performance period, participants will receive awards of matching shares based on the number of shares which could have been acquired from the gross bonus amount deferred by the participant (lodged shares). Awards of matching shares are not pensionable in any circumstances.

The performance target is linked to the Company's TSR relative to a comparator group of companies over a three-year period. Participants must also remain employees of the Group throughout the performance period. The Committee chose relative TSR for the DBSP as it closely aligns executives' and shareholders' interests and is an objective measure of the value created for shareholders. For the DBSP awards in 2005, 2006 and for this year, the comparator group against which Tate & Lyle's relative TSR performance is measured is the same as for the PSP, being companies at positions 50 to 130 of the FTSE Index at the start of the performance period. All share prices for the purposes of the TSR calculation are based on a six-month average.

The ratio of matching shares awarded under the DBSP is:

- if the shares are held throughout the three-year performance period, and the executive continues to be employed by the Company, matching shares are awarded on the basis of one matching share for every three lodged shares; or
- if Tate & Lyle's relative TSR during the three-year performance period is between median and upper quartile of the comparator group of companies, one matching share will be awarded for each lodged share; or
- if Tate & Lyle's relative TSR during the three-year performance period reaches the upper quartile of the comparator group, two matching shares will be awarded for each lodged share.

There is no re-testing of the performance target and no apportionment for intermediate rankings in the comparator group between median and upper quartile. During the performance period, dividends are paid on the deferred shares (since the shares in effect already belong to the executive) but not on matching shares.

The Committee is responsible for the operation of the DBSP and reviews the continued appropriateness of the main features of the DBSP annually. In its review this year, the Committee discussed whether it should continue to award participants one matching share for every three lodged shares based on continued employment over the performance period. The Committee concluded that this award, which would only give rise to a relatively small total number of shares, should be retained. The Committee will continue to review the appropriateness of this and the other main features of the DBSP annually.

Suspended 2000 Executive Share Option Scheme
Between August 2000 and June 2004, options were granted under the 2000 Executive Share Option Scheme (2000 Scheme) to executive directors and other senior employees. In June 2005, the Committee decided to suspend granting options under the 2000 Scheme. Whilst the Committee retains the discretion to make option grants in the future in exceptional circumstances, for example in hiring packages, there is no current intention to make use of this discretionary power. No options have been granted under the 2000 Scheme since it was suspended.

Before options can be exercised under the 2000 Scheme, earnings per share (EPS) performance criteria need to be met. The performance condition attached to the exercise of options is scaled such that, if over the first three consecutive years, the growth in the Company's normalised EPS has exceeded the growth in the UK Retail Price Index excluding mortgage interest payments (RPIX) by an average of:

- at least 3% per year (9.3% over three years), then 50% of options granted may be exercised;
- at least 4% per year (12.5% over three years), then 100% of options granted may be exercised.

There is no apportionment between the two fixed vesting points.

The achievement or otherwise of the performance condition is assessed by the Committee. The Committee has ensured that, following the transition to International Financial Reporting Standards, the EPS figures required to carry out the calculation for the performance condition have been calculated on a fair and consistent basis. This calculation has been reviewed by the Company's external auditors.

Sharesave Scheme
The Company has a Sharesave Scheme that is open to all employees in the UK, including executive directors. No performance conditions are attached to options granted under the Scheme as it is an all-employee scheme. Options granted to Scheme participants are normally set at a discount of 10% to the market value of the shares at grant.

Executive shareholding policy
To align the interests of executive directors with those of shareholders, a policy is in place under which executive directors are expected to build and maintain a shareholding in the Company equivalent to one times base salary. Executive directors who have not met their target shareholding are expected to retain a significant proportion of shares acquired through the Company's long-term incentive plans in order to meet their target.

External appointments
The Board believes that the Company can benefit from its executive directors holding a non-executive directorship. Such appointments are subject to the approval of the Board and are normally restricted to one for each executive director. Fees may be retained by the executive director concerned. Stuart Strathdee is a non-executive director of James Finlay Limited, from which he retains the fees payable of £16,500 per annum. Stanley Musesengwa is a non-executive director of Croda International PLC (appointed from 7 May 2007), from which he retains the fees payable of £37,500 per annum.

Pensions
Policy
The Company's policy is to provide retirement and other benefits which reflect local market practice at median levels. Retirement benefits, in the form of pension and/or lump sums, are provided through tax-approved schemes, where possible covering executives in the country and business sector in which they perform their principal duties.

The Group's largest pension scheme is the UK-based Tate & Lyle Group Pension Scheme (Group Scheme), which is a defined benefit arrangement. The Company closed the Group Scheme to new entrants from 1 April 2002 and since then new employees have been offered defined contribution-type pension provision through a Stakeholder Plan. The Group Scheme was non-contributory throughout the year ended 31 March 2007. From 1 April 2007, the Company introduced a contribution of 1.5% of pensionable pay, which will increase to 3.0% of pensionable pay from 1 April 2008.

Individual executive directors
Stuart Strathdee is a member of the Group Scheme and is eligible at retirement for a pension equal to two-thirds of his final pensionable earnings (highest basic salary in the last five completed tax years). The benefit also includes a widow's pension payable on his death and a lump sum on death in service. Once in payment, his pension (and any subsequent widow's pension) is increased each year in line with the UK Retail Price Index (RPI) up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable. With effect from 6 April 2006, Stuart Strathdee elected to continue with future pension accrual and so potentially may incur tax above the lifetime allowance (no cash alternative will be paid).

Simon Gifford retired from the Board on 19 July 2006 and from the Company on 1 October 2006. He was previously a member of the Group Scheme eligible for pension benefits on the same terms as Stuart Strathdee but opted out of the Group Scheme in the prior financial year and transferred out all his pension benefits to external personal arrangements. The transfer value paid was disclosed in the 2006 annual report. Accordingly, he accrued no pension benefits during the year.

Stanley Musesengwa is a member of the Group Scheme who accrues pension at a rate of 1/30th of pensionable earnings for each year of service. Prior to 6 April 2006, the extent to which his basic salary was pensionable was restricted by the Statutory Earnings Cap and he received a cash allowance based on a percentage of his basic salary in excess of this Cap. The new tax regime effective from 6 April 2006 removed the Statutory Earnings Cap and Stanley Musesengwa elected to forego his cash allowance and receive a pension accrual after this date based on his full basic salary without restriction. His pensionable earnings in relation to pensionable service accrued before 6 April 2006 remain restricted by an Earnings Cap which is Scheme-specific and increased each year on the same basis that applied to the Statutory Earnings Cap. His final pensionable earnings will be his highest basic salary in the last five completed tax years before retirement or leaving, subject to the Earnings Cap restriction explained above. The benefit also includes a widow's pension payable on his death and a lump sum on death in service. Once in payment to him or his widow, the pension is increased each year in line with the RPI up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable.

Iain Ferguson and John Nicholas are not members of the Group Scheme and accordingly accrue no pension benefits under this Scheme. The Group's policy is that, to the extent that executive directors receive salary which is not pensionable on a tax-approved basis, they are paid a cash allowance calculated as a percentage of base salary from which they make their own pension arrangements.

Details of the accrued pension benefits for those executive directors who participate in the Group Scheme are given on page 82. Details of amounts paid in lieu of pensions are included in Allowances in the table on page 79.

Service contracts

Policy

The Company's policy is that contracts for executive directors should be terminable by the Company on a maximum of one year's notice, except in special circumstances, and by the individual director on up to six months' notice. In the event of early termination of an executive director's contract, the Company's policy is to take legally appropriate mitigation factors into account in determining the amount of compensation payable to an executive director.

Executive directors

All the executive directors have contracts which are terminable by the Company on not more than one year's notice and by the individual director on six months' notice. As regards mitigation, in a case where the Company seeks early termination of the contract (other than where summary dismissal is appropriate), under the service contracts for Iain Ferguson, Stanley Musesengwa and John Nicholas, the Company has the right, but not the obligation, to pay in lieu of notice the salary and contractual benefits which the director would have received during the notice period. The Company may as a consequence make a reduced payment, or require phased payment, so as to ensure the relevant director fulfils his obligation to mitigate his losses.

In the case of the older contract of Stuart Strathdee, if the Company seeks early termination of the service contract (other than where summary dismissal is appropriate) the Company is contractually obliged to provide compensation to the director equivalent to the value of the salary and contractual benefits which he would have received during the notice period.

The details of the executive directors' service contracts as at 31 March 2007 are given in the table below.

Director	Notes	Date of contract	Unexpired term	Notice period
Iain Ferguson	1	15 April 2003	52 weeks	52 weeks
John Nicholas	1	1 June 2006	52 weeks	52 weeks
Stanley Musesengwa	1	4 June 2003	52 weeks	52 weeks
Stuart Strathdee	2	1 November 1995	52 weeks	52 weeks

1. In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company has the right to pay, in lieu of notice, the salary and contractual benefits which he would have received during the relevant notice period.
2. In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company is liable to provide compensation to the director equivalent to the value of the salary and contractual benefits which he would have received during the relevant notice period.

Chairman and non-executive directors

Chairman

Sir David Lees was appointed non-executive Chairman on 1 October 1998 for an initial period of three years. This appointment was extended by the Board upon the recommendation of the Nominations Committee until 30 September 2002, and continues thereafter terminable by the Company or Sir David on not less than one year's notice. His fees, which are reviewed annually, are determined by the Remuneration Committee in consultation with the Chief Executive. Following the most recent review on 1 October 2006, the Remuneration Committee approved an increase in the Chairman's fee to £312,500 (2006 – £292,500).

Non-executive directors

The Company's policy is that the fees of non-executive directors, which are determined by the Board, are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other UK listed companies.

The non-executive directors do not participate in the Group's incentive or pension schemes, nor do they receive other benefits. The non-executive directors do not have service contracts or notice periods, but under the terms of their appointment they are usually expected to serve on the Board for between three and nine years, with a review every three years, subject to their re-election by shareholders in general meeting. Non-executive directors have no right to compensation on the early termination of their appointment.

The fees received by the non-executive directors are determined by the Board and are reviewed annually. In addition to the basic fee for each non-executive director and the Senior Independent Director, supplements are paid to the Chairmen of the Audit and Remuneration Committees to reflect the extra responsibilities attached to these positions. A supplement is also paid to Dr Barry Zoumas for chairing the Tate & Lyle Research Advisory Group.

Directors' long-term incentives

Performance Share Plan

Conditional rights to Tate & Lyle PLC ordinary shares under the Performance Share Plan (PSP) held by directors at 1 April 2006 and 31 March 2007 (or, if earlier, date of cessation), together with awards made during the year, were as follows:

Director	Conditional at 1 April 2006	Deferred at 1 April 2006[2]	Conditional awards made during the year[3]	**Conditional at 31 March 2007**	**Deferred at 31 March 2007**
Iain Ferguson	391 909	147 308	183 833	**575 742**	**147 308**
Simon Gifford[1]	256 118	81 354	–	**256 118**	**81 354**
Stanley Musesengwa	256 118	80 350	106 668	**362 786**	**80 350**
John Nicholas	–	–	69 902	**69 902**	**–**
Stuart Strathdee	172 054	50 218	72 625	**244 679**	**50 218**

1. Simon Gifford retired from the Board and as Group Finance Director on 19 July 2006. The share price on this date was 647p. To ensure a smooth handover to his successor, he remained an employee of the Company until 1 October 2006, his contractual retirement date. The figures in the above table relate to the period he served as a director from 1 April 2006 to 19 July 2006. After retiring from the Company, Simon Gifford exercised options over 81,354 deferred shares on 23 January 2007. In accordance with the rules of the PSP, his remaining shares will only vest if and at such time as the performance condition attached to them is met. The number of shares which vest, if any, will be calculated by reference to the extent to which the performance condition is satisfied and reduced pro rata to the proportion of the performance period during which he was an employee.
2. On 1 April 2006, 84% of the conditional award made in 2003 was converted into a deferred right to acquire the relevant number of Tate & Lyle shares. The share price at the date of award on 1 August 2003 and on 1 April 2006 was 343p and 571p respectively. Subject to the rules of the PSP, these deferred shares became eligible for release on 1 April 2007. As described on page 78, on 1 April 2007 100% of the conditional award made in 2004 was converted into a deferred right to acquire the relevant number of Tate & Lyle shares. The share price on 1 April 2007 was 575p. Subject to the rules of the PSP, these deferred shares will become eligible for release at the end of the one-year retention period.
3. For awards made during the year, the performance period is from 1 April 2006 to 31 March 2009.
4. The conditional awards shown in the table are the maximum amount of shares that can vest under the performance condition.
5. The performance conditions attached to the awards are described on page 75 (TSR relative to a comparator group of companies).
6. No shares lapsed or were released during the year (other than to Simon Gifford after he retired from the Company as described in note 3).
7. Awards take the form of nil cost options.
8. The closing mid-market price on the date of the award during the year was 580.5p.

Deferred Bonus Share Plan

Conditional rights to receive matching shares over Tate & Lyle PLC ordinary shares under the Deferred Bonus Share Plan held by directors at 1 April 2006 and 31 March 2007, together with awards made during the year, were as follows:

Director	Shares acquired with net bonus at 1 April 2006	Shares acquired with net bonus during the year	**Shares acquired with net bonus at 31 March 2007**	Maximum matching shares on gross bonus at 1 April 2006	Maximum matching shares awarded during the year	**Maximum matching shares on gross bonus at 31 March 2007[1]**
Iain Ferguson	37 927	25 736	**63 663**	128 566	87 241	**215 807**
Stanley Musesengwa	21 728	16 531	**38 259**	73 654	56 037	**129 691**
Stuart Strathdee	6 300	–	**6 300**	21 356	–	**21 356**

1. The awards shown are the maximum amount of shares that could be received under the performance condition.
2. The performance condition is described on page 75 (TSR relative to a comparator group of companies and/or the satisfaction of employment conditions).
3. No awards vested or lapsed during the year.
4. The closing mid-market price on the date of award during the year was 589.5p.
5. The performance period for the award made during the year is from 1 April 2006 to 31 March 2009.

Share Option Schemes

Options over Tate & Lyle PLC ordinary shares granted under the 1992 and 2000 Executive Share Option Schemes and Sharesave Scheme held by directors at 1 April 2006 and 31 March 2007 (or, if earlier, date of cessation), and during the year, were as follows:

Director	At 1 April 2006	Exercised	Market price on date of exercise (pence)	At 31 March 2007	Exercise price (pence)	Earliest exercise date	Latest exercise date	Notes
Iain Ferguson	245 718	–	–	**245 718**	335.75	18.06.06	17.06.13	3
	272 307	–	–	**272 307**	325	18.06.07	17.06.14	4
	6 032	–	–	**6 032**	264	01.08.08	31.01.09	5
	524 057	–		**524 057**				
Simon Gifford[1]	30 000	(30 000)	624	–	483	–	–	2
	46 912	(46 912)	624	–	470.50	–	–	2
	68 175	(68 175)	624	–	336	–	–	2
	46 357	(46 357)	624	–	428.25	–	–	2
	14 945	–	–	**14 945**	274	12.06.03	01.10.08	2
	134 378	(134 378)	624	–	293.50	–	–	3
	139 860	–	–	**139 860**	286	15.06.04	01.10.08	3
	152 202	(152 202)	624	–	374.50	–	–	3
	120 625	(120 625)	624	–	335.75	–	–	3
	130 000	–	–	**130 000**	325	18.06.07	01.10.08	4
	883 454	(598 649)		**284 805**				
Stanley Musesengwa	7 500	(7 500)	804	–	483	–	–	2
	3 460	(3 460)	804	–	470.50	–	–	2
	21 454	(21 454)	593	–	428.25	–	–	2
	88 117	(88 117)	593	–	374.50	–	–	3
	119 136	(119 136)	804	–	335.75	–	–	3
	130 000	–	–	**130 000**	325	18.06.07	17.06.14	4
	2 310	–	–	**2 310**	410	01.03.08	31.08.08	5
	371 977	(239 667)		**132 310**				
Stuart Strathdee	10 000	(10 000)	726.50	–	483	–	–	2
	4 500	(4 500)	726.50	–	470.50	–	–	2
	23 939	(23 939)	726.50	–	336	–	–	2
	16 110	(16 110)	726.50	–	428.25	–	–	2
	98 126	(98 126)	638	–	293.50	–	–	3
	94 125	(94 125)	804	–	374.50	–	–	3
	55 845	–	–	**55 845**	335.75	18.06.06	17.06.13	3
	86 153	–	–	**86 153**	325	18.06.07	17.06.14	4
	2 838	(2 838)	552	–	260	–	–	5
	391 636	(249 638)		**141 998**				

1. Simon Gifford retired from the Board and as Group Finance Director on 19 July 2006. To ensure a smooth handover to his successor, he remained an employee of the Company until 1 October 2006, his contractual retirement date. The figures in the above table relate to the period from 1 April 2006 to 19 July 2006. After retiring from the Company, Simon Gifford exercised options over 14,945 shares and 139,860 shares on 31 October 2006.
2. Granted under the 1992 Executive Share Option Scheme, which was closed in 2000. These options are subject to a performance condition that requires that the Company achieves an increase in fully diluted EPS of 6% more than the increase in the UK Retail Price Index during any period of three consecutive financial years over the life of the option. All options granted under the 1992 Scheme have met their performance condition and are exercisable.
3. Granted in 2000, 2001, 2002 and 2003 under the 2000 Scheme with an EPS growth performance condition attached (see page 76). The performance condition for each year has been met. These options are exercisable.
4. Granted in 2004 under the 2000 Scheme with an EPS growth performance condition attached (see page 76). The performance condition attached to these options was fully met at its test in May 2007 and will be exercisable from 18 June 2007.
5. Options held, granted or exercised under the Sharesave Scheme. As this is an all-employee share scheme, no performance conditions are attached.
6. No options were granted or lapsed during the year under the 1992 Scheme, the 2000 Scheme and the Sharesave Scheme.
7. The aggregate of the theoretical gain made by directors on the exercise of options during the year was £3,335,961 (2006 – £66,176). This is calculated by reference to the difference between the closing mid-market price of the shares on the date of the exercise and the exercise price of the options, disregarding whether such shares were sold or retained on exercise, and is stated before tax.

The market price of the Company's ordinary shares at the close of business on 31 March 2007 was 575p and the range during the year to 31 March 2007 was 534p to 820.50p.

In order to satisfy options granted under the 1992 Executive Share Option Scheme (which was closed in July 2000) and the UK all-employee Sharesave Scheme, the Company issues new shares. In the ten-year period to 31 March 2007, awards made under the Company's share schemes represented 2.7% (2006 – 2.9%) of the Company's issued ordinary share capital, leaving an available dilution headroom of 7.3% (2006 – 7.1%).

Directors' pension provision

Iain Ferguson and John Nicholas are not members of the Tate & Lyle Group Pension Scheme (Group Scheme) and accordingly they accrue no pension benefits. Instead, they receive cash allowances (included in Allowances in the table on page 79) from which they make their own pension arrangements.

Stanley Musesengwa and Stuart Strathdee are members of the Group Scheme and the information below sets out the disclosures required for them under both the Listing Rules of the UK Listing Authority and the Directors' Remuneration Report Regulations 2002.

		Defined Benefit Schemes						
Director	Age at 31 March 2007	Accumulated total accrued pension at year-end[1] £000	Increase in accrued pension during the year[2] £000	Increase in accrued pension during the year (net of inflation)[3] £000	Transfer value of increase in accrued pension (net of inflation)[4] £000	Transfer value of accrued pension at start of year[5] £000	Transfer value of accrued pension at year-end[6] £000	Increase in transfer value for the year[7] £000
Stanley Musesengwa	54	38	16	15	269	360	665	305
Stuart Strathdee	55	210	17	10	182	3 449	3 954	505

1. The figure shown represents the amount of pension benefits, based on service, pensionable earnings and, where appropriate, transferred pension rights, which would have been preserved for each director had he left service on 31 March 2007.
2. For each director, the figure represents the difference between the accrued pension at 31 March 2007 and the corresponding pension a year earlier. No allowance is made for inflation.
3. For each director, the figure represents the difference between the accrued pension at 31 March 2007 and the corresponding pension a year earlier. The figures shown include an adjustment for inflation in accordance with the Listing Rules of the UK Listing Authority.
4. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Faculty and Institute of Actuaries, of the inflation adjusted increase in the total accrued pension for the year.
5. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 31 March 2006.
6. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 31 March 2007.
7. The figures shown represent the increase in the transfer values from 31 March 2006 to 31 March 2007. The transfer values quoted have been calculated using the actuarial bases which applied at each reporting date.
8. No contributions were required from members of the Group Scheme during the year.

Directors' interests in Tate & Lyle shares

	Ordinary shares	
	At 31 March 2007	At 1 April 2006
Elisabeth Airey	**9 000**	–
Richard Delbridge	**30 000**	30 000
Iain Ferguson[1]	**85 091**	42 927
Evert Henkes	**1 000**	1 000
Sir David Lees	**40 000**	40 000
Stanley Musesengwa[1]	**94 200**	61 241
Kai Nargolwala	**5 000**	5 000
John Nicholas	**35 000**	–
Stuart Strathdee[1]	**84 566**	81 640
Robert Walker	**3 665**	–
Dr Barry Zoumas	**7 000**	1 000

1. The number of shares shown as at 31 March 2007 for Iain Ferguson, Stanley Musesengwa and Stuart Strathdee includes shares acquired in relation to the Deferred Bonus Share Plan as detailed in the table on page 80.
2. All the above interests are beneficially held.
3. There were no changes in directors' interests in the period from 1 April 2007 to 22 May 2007.
4. No director had interests in any class of shares other than ordinary shares.
5. The Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe for shares.
6. The Group has an employee benefit trust which is administered by an independent trustee and which holds ordinary shares in the Company to meet the various obligations under the Group's long-term incentive plans (granted since August 2000). The trust held 9,028,813 ordinary shares at 1 April 2006 and 5,016,404 ordinary shares at 31 March 2007. Iain Ferguson, John Nicholas, Stanley Musesengwa and Stuart Strathdee, together with all employees, are potential beneficiaries of the trust and are deemed to be interested in all the shares held in the trust.

On behalf of the Board
Robert Gibber
Company Secretary
22 May 2007

Index to the financial statements for the year to 31 March 2007

Information for shareholders (non-statutory)

Independent Auditors' Report to the Members of Tate & Lyle PLC: Group financial statements

We have audited the Group financial statements of Tate & Lyle PLC for the year ended 31 March 2007 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement, and the notes to the consolidated financial statements. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Tate & Lyle PLC for the year ended 31 March 2007 and on the information in the directors' remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you as to whether in our opinion the information given in the directors' report is consistent with the Group financial statements. The information given in the directors' report includes that specific information presented in the operating and financial review that is cross-referred from the business review section of the directors' report. We also report to you if, in our opinion we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's statement, the Chief Executive's review, the operating and financial review, the corporate governance statement, the directors' report and the directors' remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2007 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
1 Embankment Place
London WC2N 6RH
22 May 2007

Consolidated income statement

	Notes	2007 £m	2006 £m
		Year to 31 March	
Continuing operations			
Sales	4, 5	**3 814**	3 465
Operating profit	4, 6	**333**	47
Finance income	10	**51**	45
Finance expense	10	**(89)**	(78)
Profit before tax		**295**	14
Income tax expense	11	**(105)**	(60)
Profit/(loss) for the year from continuing operations		**190**	(46)
Profit for the year from discontinued operations	12	**27**	19
Profit/(loss) for the year		**217**	(27)
Profit/(loss) for the year attributable to:			
Equity holders of the Company		**214**	(30)
Minority interests		**3**	3
		217	(27)
		pence	pence
Earnings/(loss) per share attributable to the equity holders of the Company from continuing and discontinued operations	13		
Basic		**44.3**	(6.3)
Diluted		**43.6**	(6.3)
Earnings/(loss) per share attributable to the equity holders of the Company from continuing operations	13		
Basic		**38.7**	(10.3)
Diluted		**38.1**	(10.3)
Dividends per share	14		
Interim paid		**6.2**	5.9
Final proposed		**15.3**	14.1
		21.5	20.0

Analysis of profit before tax from continuing operations		£m	£m
Profit before tax		**295**	14
Add back:			
Exceptional items	8	**13**	248
Amortisation of acquired intangible assets	15	**9**	5
Profit before tax, exceptional items and amortisation of acquired intangible assets		**317**	267

The notes on pages 89 to 132 form part of these Group financial statements.

Consolidated statement of recognised income and expense

	Notes	Year to 31 March 2007 £m	2006 £m
Net exchange differences		**(81)**	23
Employee post-employment benefits:			
– net actuarial (losses)/gains in post-employment benefit plans	30	**(1)**	40
– deferred taxation recognised directly in equity		**–**	(12)
Net valuation losses on available-for-sale financial assets		**–**	(1)
Net loss on cash flow hedges	25	**(4)**	(3)
Net (loss)/profit recognised directly in equity	24	**(86)**	47
Profit/(loss) for the year		**217**	(27)
Total recognised income and expense for the year		**131**	20
Attributable to:			
Equity holders of the Company		**131**	17
Minority interests		**–**	3
		131	20

The notes on pages 89 to 132 form part of these Group financial statements.

Consolidated balance sheet

	Notes	31 March 2007 £m	31 March 2006 Restated £m
ASSETS			
Non-current assets			
Intangible assets	15	**232**	263
Property, plant and equipment	16	**1 217**	1 217
Investments in associates	17	**7**	4
Available-for-sale financial assets	18	**18**	17
Derivative financial instruments	19	**36**	28
Deferred tax assets	29	**8**	7
Trade and other receivables	21	**64**	8
		1 582	1 544
Current assets			
Inventories	20	**503**	456
Trade and other receivables	21	**558**	482
Current tax assets		**39**	32
Derivative financial instruments	19	**102**	282
Cash and cash equivalents	33	**189**	158
Assets held for sale	22	**89**	–
		1 480	1 410
TOTAL ASSETS		**3 062**	2 954
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	23	**122**	122
Share premium	23	**403**	400
Other reserves	25	**50**	56
Retained earnings	24	**385**	327
		960	905
Minority interest	24	**35**	35
TOTAL SHAREHOLDERS' EQUITY	24	**995**	940
LIABILITIES			
Non-current liabilities			
Trade and other payables	27	**6**	3
Borrowings	28	**842**	543
Derivative financial instruments	19	**19**	28
Deferred tax liabilities	29	**85**	60
Retirement benefit obligations	30	**131**	172
Provisions for other liabilities and charges	31	**51**	71
		1 134	877
Current liabilities			
Trade and other payables	27	**420**	382
Current tax liabilities		**47**	30
Borrowings and bank overdrafts	28	**271**	493
Derivative financial instruments	19	**123**	202
Provisions for other liabilities and charges	31	**44**	30
Liabilities held for sale	22	**28**	–
		933	1 137
TOTAL LIABILITIES		**2 067**	2 014
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**3 062**	2 954

The Group financial statements were approved by the Board of Directors on 22 May 2007 and signed on its behalf by:

Sir David Lees, Iain Ferguson, John Nicholas Directors

The notes on pages 89 to 132 form part of these Group financial statements.

Consolidated cash flow statement

	Notes	Year to 31 March 2007 £m	2006 £m
Cash flows from operating activities			
Profit before tax from continuing operations		**295**	14
Adjustments for:			
Depreciation and impairment of property, plant and equipment	6	**93**	119
Non-cash exceptional items	8	**13**	248
Amortisation of intangible assets	6	**13**	8
Share-based payments	26	**6**	5
Finance income	10	**(51)**	(45)
Finance expense	10	**89**	78
Change in working capital	32	**(71)**	(220)
Cash generated from continuing operations		**387**	207
Interest paid		**(77)**	(65)
Income tax paid		**(87)**	(90)
Cash generated from discontinued operations	12	**4**	35
Net cash generated from operating activities		**227**	87
Cash flows from investing activities			
Proceeds on disposal of property, plant and equipment		**8**	4
Purchase of available-for-sale financial assets		**(1)**	–
Interest received		**33**	38
Acquisitions of subsidiaries, net of cash and cash equivalents acquired		**(3)**	(69)
Investment in associates		**(3)**	–
Purchase of property, plant and equipment		**(251)**	(273)
Purchase of intangible assets and other non-current assets		**(6)**	(2)
Net cash flows used in investing activities		**(223)**	(302)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		**16**	16
Cash inflow from additional borrowings		**416**	78
Cash outflow from repayment of borrowings		**(304)**	–
Cash outflow from repayment of capital element of finance leases		**(1)**	–
Dividends paid to the Company's equity holders	14	**(98)**	(93)
Net cash flows from financing activities		**29**	1
Net increase/(decrease) in cash and cash equivalents		**33**	(214)
Cash and cash equivalents			
Balance at beginning of year		**158**	375
Effect of changes in foreign exchange rates		**(2)**	(3)
Net increase/(decrease) in cash and cash equivalents		**33**	(214)
Balance at end of year	33	**189**	158

The notes on pages 89 to 132 form part of these Group financial statements.

Notes to the consolidated financial statements

1 Presentation of financial statements

General information

The principal activities of Tate & Lyle PLC are the development, manufacture and marketing of food and industrial ingredients that have been made from renewable resources. The Group operates more than 60 production facilities in 24 countries, and in numerous partnerships and joint ventures, located predominantly in Europe, the Americas and in South East Asia.

The Company is a public limited company incorporated and domiciled in the United Kingdom. The Company has its primary listing on the London Stock Exchange.

Basis of preparation

These consolidated financial statements are presented on the basis of International Financial Reporting Standards (IFRS) adopted by the European Union and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and have been prepared in accordance with the Listing Rules of the UK Financial Services Authority, and the Companies Act 1985, as applicable to companies reporting under IFRS.

These consolidated financial statements have been prepared in accordance with the accounting policies set out in note 2 and under the historical cost convention, except where modified by the revaluation of certain financial instruments and commodities.

These consolidated financial statements are presented in pounds sterling, which is the Group's presentation currency.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity and areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

Use of adjusted measures

Tate & Lyle presents adjusted profit before tax and adjusted earnings per share information. These measures are used by Tate & Lyle for internal performance analysis and incentive compensation arrangements for employees. The terms 'adjusted' and 'exceptional items' are not defined terms under IFRS and may therefore not be comparable with similarly titled measures reported by other companies. They are not intended to be a substitute for, or superior to, GAAP measurements of profit. The term 'adjusted' refers to the relevant measure being reported excluding exceptional items and amortisation of intangible assets arising on acquisition of businesses.

New IFRS standards and interpretations adopted

From 1 April 2006 the following standards, amendments and interpretations became effective and were adopted by the Group:

- IAS21 Amendment to IAS21 – The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation;
- IAS39 Amendment to IAS39 – Fair Value Option;
- IAS39 Amendment to IAS39 – Cash Flow Hedge Accounting;
- IAS39 Amendment to IAS39 and IFRS4 – Financial Guarantee Contracts;
- IFRIC4 'Determining whether an arrangement contains a lease'.

The adoption of these amendments and interpretations has not had a significant impact on the Group with the exception of IFRIC4. As a result of the adoption of IFRIC4 an additional £8 million of assets have been recognised in property, plant and equipment at 31 March 2006 (31 March 2005 – £3 million) offset by associated finance lease creditors of £8 million in borrowings (31 March 2005 – £3 million). Net debt at 31 March 2006 has been restated from £858 million to £866 million (31 March 2005 – £471 million to £474 million). There was no material impact on the income statement for the year ended 31 March 2006.

New IFRS standards and interpretations not adopted

IFRS7 Financial Instruments: Disclosures
IFRS8 Operating Segments
IAS1 Amendment to IAS1 Presentation of Financial Statements: Capital Disclosures
IFRIC7 Applying IAS29 Financial Reporting in Hyperinflationary Economies for the First Time
IFRIC8 Scope of IFRS2
IFRIC9 Re-assessment of embedded derivatives
IFRIC10 Interim Financial Reporting and Impairment
IFRIC11 IFRS2 Group and treasury share transactions

These standards, amendments and interpretations are effective for the Group from 1 April 2007 with the exception of IFRS8, which is effective from 1 April 2009. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the Group's profit for the year or equity. The adoption of IFRS7 will introduce additional disclosures in the Group's financial statements and the adoption of IFRS8 may affect disclosures.

The parent company, Tate & Lyle PLC, has not adopted IFRS as its statutory reporting basis. Audited financial statements for the parent company, prepared in accordance with UK GAAP, are set out on pages 133 to 139.

2 Group accounting policies

Basis of consolidation

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights and taking into account the existence of potential voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The recognised identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the identifiable assets, liabilities and contingent liabilities recognised.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All inter-company transactions and balances between Group entities are eliminated on consolidation.

(b) Joint ventures

An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. The Group's interests in jointly-controlled entities are accounted for by proportionate consolidation, whereby the Group's share of the joint ventures' income and expenses, assets and liabilities and

2 Group accounting policies (continued)

cash flows are combined on a line-by-line basis with similar items in the Group's financial statements. Where necessary, adjustments are made to the financial statements of joint ventures to bring the accounting policies used into line with those used by the Group. The Group recognises the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an external entity.

(c) Associates
An entity is regarded as an associate if the Group has significant influence, but not control, over its operating and financial policies. Significant influence generally exists where the Group holds more than 20% and less than 50% of the shareholders' voting rights. Associates are accounted for under the equity method whereby the Group's income statement includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets. Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies used into line with those used by the Group. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Foreign currency translation
(a) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in pounds sterling, which is the Group's presentation currency.

(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(c) Group entities
From 1 April 2004, the results and financial position of all the Group's entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities, including goodwill and fair value adjustments for each balance sheet presented, are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates as a reasonable approximation to the rates prevailing on the transaction dates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

Prior to 1 April 2004, exchange differences were recognised in retained earnings.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity.

When a foreign operation is sold, such exchange differences that have accumulated since 1 April 2004 are recognised in the income statement as part of the gain or loss on sale.

Property, plant and equipment
Land and buildings mainly comprise manufacturing sites and administrative facilities.

Property, plant and equipment is stated at historical cost less depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance expenditures are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost or revalued amount of each asset to its residual value over its useful economic life as follows:

Freehold land:	No depreciation
Freehold buildings:	20 to 50 years
Leasehold property:	Period of the lease
Bulk liquid storage tanks:	12 to 20 years
Plant and machinery:	3 to 28 years

The assets' residual values and useful lives are reviewed at each balance sheet date and adjusted if appropriate. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater that its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Leased assets
Leases of property, plant and equipment where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets held under finance leases are capitalised at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding leasing commitments, net of finance charges, are included in liabilities.

Leasing payments are analysed between capital and interest components so that the interest element is charged to the income statement over the period of the lease at a constant periodic rate of interest on the remaining balance of the liability outstanding.

Depreciation on assets held under finance leases is charged to the income statement.

All other leases are treated as operating leases with annual rentals charged to the income statement, net of any incentives granted to the lessee, over the term of the lease.

2 **Group accounting policies** (continued)

Intangible assets
(a) Goodwill
Goodwill is calculated as the difference between the fair value of the consideration exchanged in a business combination, including directly attributable acquisition costs, and the net fair values of the identifiable assets and liabilities acquired and is capitalised. Goodwill is tested for impairment annually and whenever there is an indication of impairment and is carried at cost less accumulated impairment losses.

Where the acquired interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement.

Contingent receipts represent amounts receivable under the terms of the 2004 realignment of the Sucralose business and are deducted from the related goodwill. When such goodwill is eliminated, receipts are recognised in the income statement.

Gains and losses on the disposal of a business component include the carrying amount of goodwill relating to the entity sold.

(b) Patents and other intellectual property
Patents and other intellectual property are shown at historical cost less accumulated amortisation and impairment losses. Where the assets are acquired as part of a business combination, historical cost is based on their fair values as at the date of the combination. Amortisation of the assets is recognised on a straight-line basis over the period of their expected benefit.

(c) Other acquired intangible assets
Other acquired intangible assets are intangible assets arising on consolidation of acquired businesses and include brands, recipes, customer relationships and supplier networks. Amortisation of the assets is recognised on a straight-line basis over the period of their expected benefit.

(d) Other intangible assets
Other intangible assets mainly includes certain development expenditure and software costs. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when the IAS38 recognition criteria are met. Capitalised development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. Research and other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Impairment
Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows. Goodwill is allocated to units representing the lowest level at which goodwill is monitored by the Group's Board of directors for internal management purposes. Further details are given in note 3.

Financial instruments
(a) Available-for-sale financial assets
Equity instruments held by the Group and designated as available-for-sale are carried at fair value, with movements in fair value recognised directly in equity. Cumulative fair value gains or losses on an asset are recycled through the Income Statement when the asset is disposed.

(b) Loans and receivables
Non-current and current receivables and loans granted are carried at amortised cost less provisions for impairment. Movements in carrying value are recognised in the income statement.

(c) Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(d) Commodity trading instruments
Commodity instruments acquired for trading purposes are carried at fair value. Movements in fair value are recognised in the income statement.

(e) Commodity and treasury hedging instruments
Under IAS39, hedging relationships are categorised by type and must meet strict criteria to qualify for hedge accounting.

(i) Cash flow hedges
Hedges of firm commitments and highly probable forecast transactions, including forecast intra-group transactions that are expected to affect consolidated profit or loss, are designated as cash flow hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the hedging reserve in equity until the period during which the hedged forecast transaction affects profit or loss, at which point the cumulative gain or loss is recognised in the income statement, offsetting the value of the hedged transaction.

(ii) Fair value hedges
Hedges against the movement in fair value of recognised assets and liabilities are designated as fair value hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the income statement by offset against the hedged transaction.

(iii) Hedges of net investments
Hedges of a net investment in a foreign operation are designated as net investment hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the translation reserve until the period during which a foreign operation is disposed of or partially disposed of, at which point the cumulative gain or loss is recognised in profit or loss, offsetting the cumulative difference recognised on the translation of the net investment.

2 **Group accounting policies** (continued)

Hedge accounting is discontinued at the point when the hedging instrument no longer qualifies for hedge accounting. In the case of cash flow hedging relationships, the cumulative movement in the fair value of the hedging instrument previously recognised in equity up to that point is retained there until the forecast transaction affects profit or loss, unless the hedged transaction is no longer expected to occur, in which case the cumulative movement in fair value is transferred to profit or loss immediately. Movements in the fair value of hedging instruments where the instrument failed to meet the IAS39 hedge accounting criteria or where the movement represents the ineffective portion of a qualifying hedging relationship are recognised in the income statement immediately as other income and expense or net finance expense, as appropriate.

(f) Embedded derivatives

Where an embedded derivative is not closely related to the host contract and where the host contract itself is not already recognised at fair value, movements in the fair value of the embedded derivative are separated from the associated transaction and, except where the embedded derivative is designated as a cash flow hedging instrument, recognised in the income statement.

(g) Fair valuation

Fair values are based on market values where they are available. For unlisted securities the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other similar instruments and discounted cash flow analysis.

Inventories

Except for those items noted below, inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the 'first in – first out' or weighted average cost methods, appropriate to the materials and production processes involved. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Certain items of merchandisable agricultural commodities are stated at market value, in line with regional industry accounting practices.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts which are not considered to be borrowings in nature.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital and holds that share either directly as treasury shares or indirectly within an ESOP trust, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders. These shares are used to satisfy share options granted to employees under the Group's share option schemes. The trustee purchases the Company's shares on the open market using loans made by the Company or other loans guaranteed by the Company.

Provisions

Provisions for liabilities and charges are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably measured. If the effect is material, provisions are measured using expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The impact of unwinding any discount is taken to finance expense.

Provisions are not recognised for future operating losses. A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Income taxes

The charge for current tax is based on the results for the year as adjusted for items which are non-taxable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences (except as noted below) and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated using the enacted or substantively enacted rates that are expected to apply when the asset or liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2 **Group accounting policies** (continued)

Revenue recognition
(a) Sales of goods and services
Sales comprise the amount receivable in the ordinary course of business, net of value added and sales taxes, for goods and services provided. Sales are recognised at the point or points at which the Group has performed its obligations in connection with the contractual terms of the sales agreement, and in exchange obtains the right to consideration.

(b) Interest income
Interest income is recognised on a time-proportion basis using the effective interest method.

(c) Dividend income
Dividend income is recognised when the right to receive payment is established.

Employee benefits
(a) Pension obligations
Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The amounts recognised in the balance sheet in respect of defined benefit pension plans are the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for actuarial gains or losses charged or credited to equity and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period. The Group has elected to apply the 2004 amendment to IAS19, Employee Benefits, with effect from 1 April 2004. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity immediately.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Other post-employment obligations
Some Group companies provide post-employment healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity immediately. These obligations are valued annually by independent qualified actuaries.

(c) Share-based compensation
The Group operates a number of equity-settled, share-based compensation plans. The fair value of employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, earnings targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, for options granted with non-market vesting conditions, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

Research and development
Research expenditure is recognised in the income statement in the year in which it is incurred. Development expenditure is recognised in the income statement in the year in which it is incurred unless it is probable that future economic benefits will flow to the Group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. When the recognition criteria are met, development costs are capitalised as an intangible asset and are amortised on a straight line basis over the estimated useful life from the time the asset is available for use.

Borrowing costs
Borrowing costs directly arising from the purchase, construction or production of an asset are capitalised as part of the cost of that asset.

Exceptional items
Exceptional items comprise items of income and expense that are material in amount and unlikely to recur and which merit separate disclosure in order to provide an understanding of the Group's underlying financial performance. Examples of events giving rise to the disclosure of material items of income and expense as exceptional items include, but are not limited to, impairment events, disposals of operations or individual assets, litigation claims by or against the Group and the restructuring of components of the Group's operations.

2 Group accounting policies (continued)

Government grants
A government grant is recognised when there is reasonable assurance that any conditions attached to the grant will be satisfied and the grants will be received. A government grant is recognised at its fair value and is accounted for as a deduction against the cost concerned or within other income over the periods necessary to match the grants with the related costs that they are intended to compensate.

Dividend distribution
A dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or, in the case of interim dividends, by the Board of directors.

Segment reporting
A business segment is a group of assets or operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those segments operating in other economic environments.

Discontinued operations and non-current assets held for sale
Business components that represent separate major lines of business or geographical areas of operations are recognised as discontinued if the operations have been disposed of, are being abandoned or meet the criteria to be classified as held for sale.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, expected to be completed within one year and the asset (or disposal group) is available for immediate sale in its present condition. Operations held for sale are held at the lower of their carrying amount on the date they are classified as held for sale and fair value less costs to sell.

3 Critical accounting estimates and judgements

In order to prepare these consolidated financial statements in accordance with the accounting policies set out in note 2, management has used estimates and judgements to establish the amounts at which certain items are recorded. Critical accounting estimates and judgements are those which have the greatest impact on the financial statements and require the most difficult, subjective and complex judgements about matters that are inherently uncertain. Estimates are based on factors including historical experience and expectations of future events that management believe to be reasonable. However given the judgemental nature of such estimates, actual results could be different from the assumptions used. The critical accounting policies are set out below.

Impairment of assets
Asset impairments have the potential to significantly impact income. In order to determine whether impairments are required the Group estimates the recoverable amount of the asset. This calculation is usually based on projecting future cash flows over a five-year period and using a terminal value to incorporate expectations of growth thereafter. A discount factor is applied to obtain a current value ('value in use'). The 'fair value less costs to sell' of an asset is used if this results in an amount in excess of 'value in use'.

Estimated future cash flows for impairment calculations are based on management's expectations of future volumes and margins based on plans and best estimates of the productivity of the assets in their current condition. Future cash flows therefore exclude benefits from major expansion projects requiring future capital expenditure where that expenditure has not been approved at the balance sheet date.

Future cash flows are discounted using a discount rate based on the Group's weighted average cost of capital, adjusted if appropriate for circumstances specific to the asset being tested. The weighted average cost of capital is impacted by estimates of interest rates, equity returns and market and country related risks. The Group's weighted average cost of capital is reviewed on an annual basis.

Retirement benefits
Among the range of retirement benefits provided in businesses around the Group are a number of defined benefit pension plans and an unfunded healthcare benefit scheme in the United States. The amounts recorded in the financial statements for both of these types of arrangement are based on a number of assumptions, changes to which could have a material impact on the reported amounts.

Any net deficit or surplus arising on defined benefit plans and the liability under the healthcare plan is shown in the balance sheet. The amount recorded is the difference between plan assets and liabilities at the balance sheet date. Plan assets are based on market value at that date. Plan liabilities, including healthcare liabilities, are based on actuarial estimates of the present value of future pension or other benefits that will be payable to members. The most sensitive assumptions involved in calculating the expected liabilities are mortality rates and the discount rate used to calculate the present value. The main financial assumption is the real discount rate, being the excess of the discount rate over the rate of inflation. If this assumption changed by 0.1%, the gross plan liabilities would change by approximately £17 million.

3 Critical accounting estimates and judgements (continued)

The income statement generally comprises a regular charge to operating profit and a finance charge which represents the net of expected income from plan assets and an interest charge on plan liabilities. These calculations are based on expected outcomes at the start of the financial year. The income statement is most sensitive to changes in expected returns from plan assets and the discount rate used to calculate the interest charge on plan liabilities. A 0.1% change in the assumption of the real discount rate would change the finance expense by approximately £0.4 million.

Full details of these assumptions, which are based on advice from the Group's actuaries, are set out in note 30.

Provisions
The Group recognises a provision where a legal or constructive obligation exists at the balance sheet date and a reliable estimate can be made of the likely outcome. Where appropriate, future cash outflows that are expected to arise over a number of years are discounted to a present value using a relevant discount rate.

At the balance sheet date provisions included amounts for insurance claims payable by the Group's reinsurance company, legal matters, employee termination and other restructuring costs and amounts payable under the deferred consideration clauses of the realignment of the Sucralose business in April 2004.

Although provisions are reviewed on a regular basis and adjusted for management's best current estimates the judgemental nature of these items means that future amounts settled may be different from those provided.

Taxation
The Group operates in a large number of tax jurisdictions around the world. Tax regulations generally are complex and in some jurisdictions agreeing tax liabilities with local tax authorities can take several years. Consequently at the balance sheet date tax liabilities and assets are based on management's best estimate of the future amounts that will be settled. While the Group aims to ensure that the estimates recorded are accurate, the actual amounts could be different from those expected. Deferred tax assets mainly represent past tax losses that the Group expects to recover at some time in the future and by their nature the amounts recorded are therefore dependent on management's judgement about future events.

4 Segment information

Primary format – business segments

The segment results for the year to 31 March 2007 are set out below. Discontinued operations comprise Tate & Lyle Canada (Redpath) and Eastern Sugar (see note 12).

	Continuing operations							
	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Total £m	Discontinued operations £m	Total from continuing & discontinued operations £m
Sales								
Total sales	1 259	852	147	96	1 611	3 965	256	4 221
Inter-segment sales	(4)	(27)	–	(1)	(119)	(151)	–	(151)
External sales	1 255	825	147	95	1 492	3 814	256	4 070
Operating profit								
Before exceptional items and amortisation of acquired intangible assets	163	70	70	11	41	355	18	373
Exceptional items (note 8)	(33)	–	20	–	–	(13)	23	10
Amortisation of acquired intangible assets	(3)	(2)	(4)	–	–	(9)	–	(9)
Operating profit	127	68	86	11	41	333	41	374
Net finance (expense)/income						(38)	1	(37)
Profit before tax						295	42	337
Segment assets	976	639	309	89	577	2 590	101	2 691
Unallocated assets:								
– current tax assets						39		39
– deferred tax assets						8		8
– debt related derivative assets						46		46
– cash and cash equivalents						189		189
Assets held for sale	–	–	–	–	–	–	89	89
Total assets								3 062
Segment liabilities	242	159	44	40	253	738	34	772
Unallocated liabilities:								
– corporate borrowings						1 113		1 113
– debt related derivative liabilities						22		22
– current tax liabilities						47		47
– deferred tax liabilities						85		85
Liabilities held for sale (note a)	–	–	–	–	–	–	28	28
Total liabilities								2 067
Other segment items								
Net operating assets	734	480	265	49	324	1 852	142	1 994
Capital investments (note b)	119	58	55	6	27	265	4	269
Depreciation (note 16)	41	20	15	2	15	93	7	100
Amortisation of intangible assets (note 15)	4	5	4	–	–	13	–	13
Impairment charges	12	–	–	–	–	12	16	28
Other non-cash items	2	2	–	–	1	5	–	5

(a) Included in liabilities held for sale are non-operating items amounting to £14 million.

(b) Capital investments comprise capital expenditure on property, plant and equipment, intangible assets and investments. These items include amounts arising on acquisition of businesses.

4 Segment information (continued)

The segment results for the year to 31 March 2006 are as follows:

	Continuing operations							
	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Total £m	Discontinued operations (Note a) £m	Total from continuing & discontinued operations Restated £m
Sales								
Total sales	1 133	759	142	96	1 481	3 611	255	3 866
Inter-segment sales	(6)	(40)	–	–	(100)	(146)	–	(146)
External sales	1 127	719	142	96	1 381	3 465	255	3 720
Operating profit								
Before exceptional items and amortisation of acquired intangible assets	125	46	68	9	52	300	28	328
Exceptional items (note 8)	14	(263)	–	1	–	(248)	–	(248)
Amortisation of acquired intangible assets	(1)	–	(4)	–	–	(5)	–	(5)
Operating profit	138	(217)	64	10	52	47	28	75
Net finance expense						(33)	–	(33)
Profit before tax						14	28	42
Segment assets (note b)	911	570	258	208	770	2 717		2 717
Unallocated assets:								
– current tax assets						32		32
– deferred tax assets						7		7
– debt related derivative assets						40		40
– cash and cash equivalents						158		158
Total assets								2 954
Segment liabilities	237	142	78	83	320	860		860
Unallocated liabilities:								
– corporate borrowings (note b)						1 036		1 036
– debt related derivative liabilities						28		28
– current tax liabilities						30		30
– deferred tax liabilities						60		60
Total liabilities								2 014
Other segment items								
Net operating assets (note b)	674	428	180	125	450	1 857		1 857
Capital investments (note c)	112	90	126	12	22	362		362
Depreciation (note 16)	42	47	11	2	15	117	8	125
Amortisation of intangible assets (note 15)	1	2	4	–	1	8	–	8
Impairment charges	13	263	–	–	1	277	–	277
Other non-cash items	2	2	–	–	2	6	–	6

(a) The table does not separately disclose the assets and liabilities of the discontinued operations as they were not discontinued or held for sale as at 31 March 2006.

(b) Assets and liabilities have been restated for the year ended 31 March 2006 for the adoption of IFRIC4 'Determining whether an arrangement contains a lease'.

(c) Capital investments comprise capital expenditure on property, plant and equipment, intangible assets and investments. These items include amounts arising on acquisition of businesses.

4 Segment information (continued)

Secondary format – geographical segments

The Group's operations are based in four main geographical areas. The United Kingdom is the home country of the parent. Sales, assets, and investments in the principal territories are as follows:

	External sales (note a)		Segment assets (note b)		Capital investments	
	Year to 31 March		At 31 March		Year to 31 March	
	2007 £m	2006 £m	**2007 £m**	2006 £m	**2007 £m**	2006 £m
United Kingdom	**732**	666	**497**	716	**18**	15
Other European countries	**890**	784	**732**	638	**61**	95
North America	**1 511**	1 301	**1 173**	1 155	**144**	164
Rest of the world	**681**	714	**289**	208	**46**	88
Total	**3 814**	3 465	**2 691**	2 717	**269**	362
Unallocated assets			**371**	237		
	3 814	3 465	**3 062**	2 954	**269**	362

(a) External sales are from continuing operations.

(b) Assets and liabilities have been restated for the year ended 31 March 2006 for the adoption of IFRIC4 'Determining whether an arrangement contains a lease'.

5 Sales from continuing operations

Analysis of sales by category:

	Year to 31 March	
	2007 £m	2006 £m
Sales of goods and services (excluding share of joint ventures' sales)	**3 492**	3 171
Share of sales of joint ventures (note 17)	**322**	294
	3 814	3 465

6 Operating profit

Continuing operations

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
External sales	**3 814**	3 465
Staff costs (note 9)	**285**	277
Inventories:		
– cost of inventories recognised as an expense (included in cost of sales)	**2 274**	2 013
– impairment of inventory recognised in the year	**1**	3
Depreciation and impairment of property, plant and equipment:		
– owned assets	**92**	119
– leased assets	**1**	–
Exceptional items (note 8)	**13**	248
Amortisation of intangible assets (note 15):		
– intangible assets arising on acquisition of businesses	**9**	5
– other intangible assets	**4**	3
Operating lease rentals:		
– property	**2**	4
– plant and machinery	**26**	27
Research and development expenditure	**22**	21
Impairment of trade receivables (note 21)	**1**	1
Government grant income	**(18)**	–
Other net operating expenses	**769**	697
Total	**3 481**	3 418
Operating profit from continuing operations	**333**	47

Discontinued operations

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
External sales	**256**	255
Staff costs (note 9)	**17**	18
Inventories:		
– cost of inventories recognised as an expense (included in cost of sales)	**167**	158
Depreciation and impairment of property, plant and equipment:		
– owned assets	**7**	8
Exceptional items (note 8)	**(23)**	–
Operating lease rentals:		
– property	**–**	1
– plant and machinery	**1**	1
Other net operating expenses	**46**	41
Total	**215**	227
Operating profit from discontinued operations	**41**	28

7 Auditors' remuneration

During the year the Group (including its overseas subsidiaries) obtained the following services from the Company's auditors as detailed below:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Fees payable to the Company's auditors for the audit of the Company's annual financial statements	**0.6**	0.6
Fees payable to the Company's auditors and its associates for other services: – the audit of the Company's subsidiaries, pursuant to legislation	**1.5**	1.4
Total audit fees	**2.1**	2.0
Other services pursuant to legislation	**0.1**	–
Other services relating to taxation	**–**	0.1
All other services	**0.1**	0.1
	2.3	2.2

In addition to the above, fees totalling £0.1 million (2006 – £0.1 million) were paid to the Company's auditors in respect of the audit of Group pension schemes.

8 Exceptional items

Exceptional items are as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Continuing		
Impairment and closure costs (a)	**(33)**	(272)
Deferred payment provision release (b)	**20**	–
US healthcare benefit curtailment (c)	**–**	24
	(13)	(248)
Discontinued		
Eastern Sugar (d)	**23**	–
	10	(248)

(a) Impairment and closure costs of £33 million have been recognised in 2007 following a fundamental review of the manufacturing activities at the Selby, UK, factory for citric acid and astaxanthin. Both of these activities continued to be loss making in the year to 31 March 2007. The exceptional loss includes costs of closure of the citric acid line following the decision to cease production and the write down of goodwill and other assets relating to the astaxanthin business. These businesses are both reported within the Food & Industrial Ingredients, Americas division.

The impairment losses recognised in 2006 comprised two items: a £263 million impairment of property, plant and equipment in Food & Industrial Ingredients, Europe arising from the expected impact of the new EU sugar regime regulations and a £9 million impairment of property, plant and equipment in the UK citric acid business.

(b) The deferred payment provision credit of £20 million relates to the Sucralose business. As part of the realignment of Sucralose activities with McNeil Nutritionals, LLC (McNeil) in April 2004 a provision was set up for deferred consideration payable to McNeil based on the growth in sales of SPLENDA® Sucralose by Tate & Lyle over a period of five years to March 2009. It is anticipated that the provision will not now be fully utilised and consequently £20 million has been released to the income statement in the year.

(c) An exceptional credit of £24 million arose in 2006 from a change in benefits provided to certain members of the Group's US Healthcare Scheme following changes to US Government healthcare provisions.

(d) Exceptional items in discontinued operations of £23 million relate to the Group's Eastern Sugar joint venture. These comprise a £14 million net gain expected on termination of operations following surrender of sugar quota to the EU Restructuring Fund under the terms of the EU sugar regime and a £9 million gain following a favourable outcome to a long-running litigation dispute with the government of the Czech Republic.

The tax impact on continuing net exceptional items was a £3 million charge (2006 – £19 million credit) and on total net exceptional items was a £7 million charge (2006 – £19 million credit). Tax credits on exceptional items are only recognised to the extent that losses created are expected to be recoverable in the future. In addition a further £18 million exceptional tax charge was recognised in the year to 31 March 2007 (2006 – nil) of which £13 million related to an adjustment to the tax credit recognised on the impairment in Food & Industrial Ingredients, Europe in the year ended 31 March 2006. The balance of £5 million relates to a one-off charge relating to discontinued operations.

Exceptional items include £nil million (2006 – £1 million) attributable to minority interests.

9 Staff costs

Staff costs for the Group during the year were as follows:

	Year to 31 March 2007		Year to 31 March 2006	
	Continuing operations £m	Discontinued operations £m	Continuing operations £m	Discontinued operations £m
Wages and salaries	**227**	**15**	223	17
Social security costs	**31**	**2**	29	1
Other pension costs:				
– defined benefit schemes	**18**	**–**	18	–
– defined contribution schemes	**1**	**–**	1	–
– retirement healthcare benefits	**2**	**–**	1	–
Share-based payments	**6**	**–**	5	–
	285	**17**	277	18

The average number of people employed by the Group, excluding associates' employees and including a proportionate share of people employed by joint ventures, is set out below. As required by the Companies Act 1985, this includes part-time employees:

By business segment	Year to 31 March 2007	2006
Food & Industrial Ingredients, Americas	**2 601**	2 592
Food & Industrial Ingredients, Europe	**3 123**	2 952
Sucralose	**279**	243
Sugars, Americas & Asia	**1 543**	1 645
Sugars, Europe	**1 636**	1 699
	9 182	9 131

Included in the above numbers are 725 (2006 – 781) employees relating to discontinued operations (309 in Sugars, Americas & Asia and 416 in Sugars, Europe).

The number of people employed by the Group at 31 March 2007 was 9,194 (2006 – 9,349).

Key management compensation

	Year to 31 March 2007 £m	2006 £m
Salaries and short-term employee benefits	**4**	4
Post-employment benefits	**1**	1
Share-based payments	**2**	1
Share option gains	**3**	–
	10	6

Key management include the Company's executive directors, details of whose remuneration are given in the directors' remuneration report on pages 73 to 82, the Company Secretary and the Group Human Resources Director.

The aggregate emoluments of directors in respect of qualifying services to the Company were £5 million (2006 – £5 million).

10 Finance income and finance expense

	Year to 31 March 2007 £m	2006 £m
Finance income		
Interest receivable	**49**	45
Net finance income/(cost) arising on defined benefit retirement schemes:		
– interest cost	**(66)**	–
– expected return on plan assets	**68**	–
Total finance income	**51**	45
Finance expense		
Interest payable on bank borrowings	**(3)**	(2)
Interest payable on other borrowings	**(80)**	(71)
Net finance income/(cost) arising on defined benefit retirement schemes:		
– interest cost	**–**	(68)
– expected return on plan assets	**–**	65
Unwinding of discounts in provisions	**(3)**	(2)
Finance lease charges	**(3)**	–
Total finance expense	**(89)**	(78)
Net finance expense	**(38)**	(33)

Finance expense is shown net of borrowing costs capitalised into the cost of assets of £7 million (2006 – £4 million) at a capitalisation rate of 4.7% (2006 – 4.3%).

Interest payable on other borrowings includes £0.2 million (2006 – £0.2 million) of dividends in respect of the Group's 6.5% cumulative preference shares.

11 Income tax expense

Analysis of charge for the year

	Year to 31 March 2007 £m	2006 £m
Current tax:		
– UK	**(24)**	18
– overseas	**107**	45
	83	63
Deferred tax	**22**	(3)
Income tax expense	**105**	60

The taxation charge on continuing operations in the year to 31 March 2007 of £105 million (2006 – £60 million) includes a charge of £16 million in respect of exceptional items (2006 – £19 million credit).

Tax on items recognised directly in equity (note 25)

	Year to 31 March 2007 £m	2006 £m
Deferred tax credit on share-based payments	**(2)**	(2)
Deferred tax charge on actuarial gain	**–**	12
Current tax charge on foreign exchange gains	**21**	–
	19	10

11 Income tax expense (continued)

The effective tax rate for the year, calculated on the basis of the total income tax expense relating to continuing operations as a proportion of profit before tax, is 35.6% (2006 – 428.6%). This compares with the standard rate of corporation tax in the United Kingdom of 30% (2006 – 30%) as follows:

	Year to 31 March 2007 £m	2006 £m
Profit before tax	**295**	14
Corporation tax charge thereon at 30% (2006 – 30%)	**89**	4
Adjusted for the effects of:		
– expenses not deductible for tax purposes	**16**	–
– losses not recognised	**(9)**	71
– adjustments to tax charged in respect of previous periods	**1**	(10)
– different tax rates applied on overseas earnings	**8**	(5)
Income tax expense for the year	**105**	60

The effective rate of tax relating to continuing operations on profit before exceptional items and amortisation was 29.0% (2006 – 30.0%).

12 Discontinued operations

On 14 February 2007 the Group reached an agreement for the sale of Tate & Lyle Canada (Redpath) to American Sugar Refining, Inc. Following regulatory approval, the sale transaction completed on 21 April 2007. Accordingly the results of Tate & Lyle Canada are presented as discontinued operations for the years ended 31 March 2006 and 31 March 2007 and the related assets and liabilities as held for sale at 31 March 2007.

Following an extensive review of the impact of the new EU sugar regime, the Group's Eastern Sugar joint venture ceased processing beets by March 2007 and renounced its sugar quotas in Hungary, Czech Republic and Slovakia in return for Restructuring Aid. Accordingly the results of Eastern Sugar are presented as discontinued operations for the years ended 31 March 2006 and 31 March 2007.

The results of Tate & Lyle Canada and Eastern Sugar were previously reported in the Sugars, Americas & Asia and Sugars, Europe segments respectively.

	Year to 31 March 2007			Year to 31 March 2006		
	£m Tate & Lyle Canada	£m Eastern Sugar	£m Total	£m Tate & Lyle Canada	£m Eastern Sugar	£m Total
Sales	**189**	**67**	**256**	177	78	255
Operating profit before exceptional items	**8**	**10**	**18**	18	10	28
Exceptional items (note 8)	**–**	**23**	**23**	–	–	–
Operating profit	**8**	**33**	**41**	18	10	28
Finance income	**1**	**–**	**1**	–	–	–
Profit before tax from discontinued operations	**9**	**33**	**42**	18	10	28
Income tax expense (note a)	**(9)**	**(6)**	**(15)**	(8)	(1)	(9)
Profit for the year from discontinued operations	**–**	**27**	**27**	10	9	19

(a) Income tax expense in Tate & Lyle Canada in the year to 31 March 2007 includes a £5 million exceptional charge. Income tax expense in Eastern Sugar in the year to 31 March 2007 includes a £3 million charge relating to exceptional items.

Net cash flows from discontinued operations are as follows:

	Year to 31 March 2007			Year to 31 March 2006		
	£m Tate & Lyle Canada	£m Eastern Sugar	£m Total	£m Tate & Lyle Canada	£m Eastern Sugar	£m Total
Net cash inflows from operating activities	**4**	**–**	**4**	14	21	35
Net cash inflows/(outflows) from investing activities	**(1)**	**3**	**2**	(7)	(2)	(9)

There were no cash flows to or from financing activities in the years ended 31 March 2007 and 2006.

13 Earnings/(loss) per share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held in the Employee Share Ownership Trust.

	Year to 31 March 2007			Year to 31 March 2006		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Profit/(loss) attributable to equity shareholders of the Company (£million)	187	27	214	(49)	19	(30)
Weighted average number of ordinary shares in issue (millions)	482.8	482.8	482.8	476.7	476.7	476.7
Basic earnings/(loss) per share	38.7p	5.6p	44.3p	(10.3)p	4.0p	(6.3)p

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. Potential dilutive ordinary shares arise from share options. For these, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year to 31 March 2007			Year to 31 March 2006		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Profit/(loss) attributable to equity shareholders of the Company (£million)	187	27	214	(49)	19	(30)
Weighted average number of diluted shares in issue (millions)	491.0	491.0	491.0	476.7	476.7	476.7
Diluted earnings/(loss) per share	38.1p	5.5p	43.6p	(10.3)p	4.0p	(6.3)p

The adjustment for the dilutive effect of share options at 31 March 2007 was 8.2 million shares (2006 – 7.6 million shares). The adjustment for the dilutive effect of share options in the year to 31 March 2006 has not been reflected in the calculation of the diluted loss per share as the effect would have been anti-dilutive.

Adjusted earnings per share

Adjusted earnings per share is stated excluding exceptional items and amortisation of acquired intangible assets as follows:

	Year to 31 March	
Total operations	2007	2006
Profit/(loss) attributable to equity shareholders of the Company (£million)	214	(30)
Adjustments:		
– exceptional items (note 8)	(10)	248
– exceptional items attributable to minority interests	-	(1)
– amortisation of acquired intangible assets	9	5
– tax effect of the above adjustments and exceptional tax items	22	(20)
Adjusted profit (£million)	235	202
Adjusted basic earnings per share from total operations	48.7p	42.4p
Adjusted diluted earnings per share from total operations	47.9p	41.7p

13 Earnings/(loss) per share (continued)

Continuing operations	Year to 31 March 2007	2006
Profit/(loss) attributable to equity shareholders of the Company (£million)	**187**	(49)
Adjustments:		
– exceptional items (note 8)	**13**	248
– exceptional items attributable to minority interests	**–**	(1)
– amortisation of acquired intangible assets	**9**	5
– tax effect of the above adjustments and exceptional tax items	**13**	(20)
Adjusted profit (£million)	**222**	183
Adjusted basic earnings per share from continuing operations	**46.0p**	38.4p
Adjusted diluted earnings per share from continuing operations	**45.2p**	37.8p

14 Dividends

	Year to 31 March 2007	2006
Dividends paid on ordinary equity shares:		
– final paid relating to prior year (£million)	**68**	65
– interim paid relating to current year (£million)	**30**	28
Total dividend paid (£million)	**98**	93
The total ordinary dividend is 21.5p (2006 – 20.0p) made up as follows:		
– interim dividend paid	**6.2p**	5.9p
– final dividend proposed	**15.3p**	14.1p
	21.5p	20.0p

The final dividend proposed for the year, which has not been recognised as a liability, will be paid subject to approval by shareholders at the Company's Annual General Meeting on 18 July 2007 to shareholders who are on the Register of Members on 29 June 2007.

15 Intangible assets

	Goodwill £m	Patents £m	Other acquired intangible assets £m	Total acquired intangibles £m	Other intangible assets £m	Total £m
Cost						
At 1 April 2006	179	32	48	259	32	291
Additions at cost	–	–	–	–	6	6
Exchange differences	(12)	–	(4)	(16)	–	(16)
At 31 March 2007	**167**	**32**	**44**	**243**	**38**	**281**
Accumulated amortisation and impairments						
At 1 April 2006	–	8	1	9	19	28
Amortisation charge for the year	–	4	5	9	4	13
Impairment charge	8	–	–	8	–	8
At 31 March 2007	**8**	**12**	**6**	**26**	**23**	**49**
Net book value at 31 March 2007	**159**	**20**	**38**	**217**	**15**	**232**

15 Intangible assets (continued)

	Goodwill £m	Patents £m	Other acquired intangible assets £m	Total acquired intangibles £m	Other intangible assets £m	Total £m
Cost						
At 1 April 2005	154	32	–	186	28	214
Businesses acquired	26	–	48	74	–	74
Additions at cost	–	–	–	–	4	4
Adjustments to goodwill (note c)	(8)	–	–	(8)	–	(8)
Exchange differences	7	–	–	7	–	7
At 31 March 2006	179	32	48	259	32	291
Accumulated amortisation and impairments						
At 1 April 2005	–	4	–	4	16	20
Amortisation charge for the year	–	4	1	5	3	8
At 31 March 2006	–	8	1	9	19	28
Net book value at 31 March 2006	179	24	47	250	13	263

Goodwill

The carrying amounts of goodwill by business segment are as follows:

	31 March 2007 £m	31 March 2006 £m
Food & Industrial Ingredients, Americas (a)	**57**	73
Food & Industrial Ingredients, Europe (b)	**101**	102
Sugars, Europe	**1**	4
	159	179

Goodwill is tested for impairment annually and whenever there is an indication of impairment. Unless otherwise stated, impairment reviews are carried out in accordance with the methodology set out in notes 2 and 3.

(a) Food & Industrial Ingredients, Americas goodwill of £57 million includes £47 million (2006 – £53 million) relating to the Staley acquisition, which is treated as one cash generating unit (CGU) for impairment testing purposes as the business is managed as one entity and it is therefore not appropriate to allocate goodwill to individual plants. Cash flows used were based on the latest approved plans for five years discounted at 13% (2006 – 12%). Remaining goodwill relates to Continental Custom Ingredients, which was acquired in 2006. This business has also been tested for impairment using management projections of cashflows for five years and a pre-tax discount rate of 13%. No impairment is required for either business.

In the prior year goodwill of £7 million was included relating to the astaxanthin business. This business has continued to be loss making in the year ended 31 March 2007 and based on future expected cash flows goodwill has now been fully impaired.

(b) Goodwill in the Food & Industrial Ingredients, Europe division of £101 million includes £86 million (2006 – £90 million) relating to the acquisition in 2000 of the minority of 34% of shares of the former Amylum business. Although cash flows have been identified for certain individual plants for the purposes of assessing the recoverable amounts of property, plant and equipment (as described in note 16) the business is managed as a network, with a large amount of interdependency between plants and centralised decision making. Consequently goodwill is monitored at a divisional level and allocated to a group of plant CGUs for the purposes of impairment testing. As a result of the proposed changes to the EU Sugar Regime, management concluded in 2006 that in certain markets the business would be unlikely to be able to generate sufficient returns to cover its cost of capital. As required by IAS36 the property, plant and equipment was reviewed first, resulting in an impairment charge of £263 million in the year ended 31 March 2006. No additional impairment charge was required in 2007. Subsequently, the goodwill was tested for impairment. In 2006 recoverable amount was estimated based on the assets remaining after the impairment to property, plant and equipment. Recoverable amount was based on value in use, which was calculated based on estimated future cash flows using management internal forecasts of future margins (excluding the impact of any major initiatives) for the next five years. The pre-tax discount rate used was 11% and zero growth was assumed in perpetuity due to the regulated nature of the market. As a result of this review in 2006 management concluded that no impairment was required. In 2007, a similar approach was adopted to the impairment test, although fair value less costs to sell was used for the part of the business identified for potential disposal as set out in note 38. For the part of the business that will be retained by the Group the recoverable amount was calculated using the same methodology and similar assumptions to the prior year. The pre-tax discount rate used was 12%. Management has again concluded that no impairment is required.

Additional goodwill relates mainly to Cesalpinia Food, which was acquired in 2006. This business has also been tested for impairment using management projections of cash flows for five years and a pre-tax discount rate of 12%. No impairment is required.

15 Intangible assets (continued)

The remaining goodwill relates to a number of smaller acquisitions, each of which has been tested for impairment using management projections for five years and pre-tax discount rates in the range of 10% to 13%.

(c) Adjustments to goodwill in the prior year included amounts arising under the realignment of the Sucralose business on 2 April 2004 (the 'realignment'). Under the terms of the realignment, deferred consideration is payable to McNeil based on the achievement of certain minimum targets in respect of sales of Sucralose made by the Group (see note 31). Expected future payments were provided for at the time of the realignment and any changes to the Group's estimates of the deferred consideration are adjusted to goodwill. On elimination of goodwill any reduction in the deferred payment provision due to lower expectations of future payments is recognised in the income statement. Another feature of the realignment is that the Group receives amounts from the vendor, McNeil, based on sales of Sucralose tabletop products made by McNeil for ten years from the date of the realignment. These receipts are treated as contingent assets, only recognised in the periods in which they are earned, and are shown as a deduction from goodwill. On elimination of goodwill the receipts are also recognised in the income statement. In the year ended 31 March 2007 £6 million of receipts were recognised in the income statement (31 March 2006 – £3 million). Goodwill relating to the realignment was eliminated in the year ended 31 March 2006.

16 Property, plant and equipment

	Land and buildings	Plant and machinery	Assets in the course of construction	Total Restated £m
Cost				
At 1 April 2006	581	2 303	236	3 120
Additions at cost	20	48	210	278
Transfers on completion	11	116	(127)	–
Disposals	(8)	(37)	(1)	(46)
Transfer to assets held for sale (note 22)	(26)	(70)	(2)	(98)
Exchange differences	(32)	(151)	(28)	(211)
At 31 March 2007	**546**	**2 209**	**288**	**3 043**
Accumulated depreciation and impairments				
At 1 April 2006	290	1 602	11	1 903
Depreciation charge for the year	17	83	–	100
Impairment losses for the year	8	12	–	20
Disposals	(6)	(34)	–	(40)
Transfer to assets held for sale (note 22)	(9)	(38)	–	(47)
Other transfers	–	11	(11)	–
Exchange differences	(15)	(95)	–	(110)
At 31 March 2007	**285**	**1 541**	**–**	**1 826**
Net book value at 31 March 2007	**261**	**668**	**288**	**1 217**
Cost				
At 31 March 2005 as reported	526	2 078	97	2 701
Impact of adoption of IFRIC4	–	3	–	3
At 1 April 2005 restated	526	2 081	97	2 704
Businesses acquired	8	4	1	13
Additions at cost	6	40	235	281
Transfers on completion	9	93	(102)	–
Disposals	(4)	(27)	–	(31)
Exchange differences	36	112	5	153
At 31 March 2006	581	2 303	236	3 120
Accumulated depreciation and impairments				
At 1 April 2005	195	1 242	–	1 437
Depreciation charge for the year	17	108	–	125
Impairment losses for the year	65	196	11	272
Disposals	(3)	(26)	–	(29)
Exchange differences	16	82	–	98
At 31 March 2006	290	1 602	11	1 903
Net book value at 31 March 2006	291	701	225	1 217

16 Property, plant and equipment (continued)

Impairment losses
It is the Group's policy to test assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

(a) Impact of changes to the EU sugar regime
As a result of the announced changes to the EU sugar regime, which were implemented in July 2006 and significantly reduce both EU sugar prices and EU subsidised exports of sugar, the Group carried out an impairment review of the assets in Food & Industrial Ingredients, Europe and the EU sugars business in the year ended 31 March 2006.

Food & Industrial Ingredients, Europe is a major supplier of sweeteners which operates in competition to sugar throughout Europe. In 2006, management concluded that, in light of the changes to the EU sugar regime, in certain markets the business would be unlikely to generate sufficient returns to cover its cost of capital. As a result an impairment loss of £263 million was recognised in the financial statements for the year ended 31 March 2006. In October 2006, the Group announced its intention to dispose of all or part of the Food & Industrial Ingredients, Europe business, and on 9 May 2007 confirmed that it was in discussions that may lead to a sale of part of the business (see note 38). An impairment review has again been carried out by comparing the recoverable amount of the individual cash generating units with their net book value. For the purposes of the review, recoverable amount for the part of the business identified for potential disposal was based on fair value less costs to sell. For the remaining cash generating units recoverable amount was based on value in use, calculated based on estimated future cash flows using management internal forecasts of future margins (excluding the impact of any major initiatives) for the next five years. The pre-tax discount rate used was 12% (2006 – 11%) and zero growth was assumed in perpetuity due to the regulated nature of the market. Taking all factors into account management have concluded that no further impairment or reversal of the impairment booked in the year ended 31 March 2006 is required.

The UK and Portuguese Sugars businesses are also impacted by the proposed changes to the EU sugar regime. Management's impairment review of these businesses, which was based on internal forecasts of future cash flows for the next five years and discounted at 12%, did not result in an impairment in either the year ended 31 March 2006 or 31 March 2007. Management forecasts included a key assumption that Transitional Aid, to which both businesses are entitled under the terms of the regime, will be received in line with expectations.

(b) Other impairment reviews
In March 2007 the Group announced that, as a consequence of intense competition from Chinese imports and oversupply in the world market, it would cease production of citric acid at the Selby, UK, site. In addition, due to continuing losses in the astaxanthin product line, which is manufactured on the same site, a fundamental review of this business has been carried out. Consequently property, plant and equipment at Selby, UK, has been written off in the year to its recoverable amount. In the prior year an impairment review of the citric acid business was carried out, which resulted in an impairment of £9 million.

Leased assets
Included in property, plant and equipment is plant and machinery held under finance leases with a net book value of £22 million (2006 – £9 million). During the year ended 31 March 2007 £14 million of additions were recognised on the inception of finance leases (2006 – £5 million).

Capitalised borrowing costs
The aggregate amount of borrowing costs included in the cost of property, plant and equipment is £46 million (2006 – £44 million), of which £7 million (2006 – £4 million) was capitalised during the year.

17 Investments in associates and joint ventures

Associates	Total £m
At 1 April 2005	3
Exchange differences	1
At 31 March 2006	4
Additions	3
At 31 March 2007	**7**

Additions comprise Microbia Precision Engineering Inc, Lumora Limited and Eridania Sadam (note 41). Details of the impact of Associates on the Group income statement and balance sheet are summarised below:

Income statement	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Sales	4	3
Expenses	(4)	(3)
Profit before tax	–	–
Income tax expense	–	–
Profit for the year	–	–

Balance sheet	31 March 2007 £m	31 March 2006 £m
Assets	14	7
Liabilities	7	3
Net assets	7	4

Joint ventures
The Group's joint ventures, which are proportionately consolidated, are listed in note 41. The amounts proportionately consolidated in the Group income statement and balance sheet are summarised below:

Income statement	Year to 31 March 2007		Year to 31 March 2006	
	Continuing operations £m	Discontinued operations £m	Continuing operations £m	Discontinued operations £m
Sales	322	67	294	78
Expenses	(279)	(34)	(258)	(68)
Profit before tax	43	33	36	10
Income tax expense	(11)	(6)	(8)	(1)
Profit for the year	32	27	28	9

Balance sheet	31 March 2007 £m	31 March 2006 £m
Assets		
Non-current assets	221	190
Cash and cash equivalents	45	30
Other current assets	183	134
	449	354
Liabilities		
Non-current borrowings	4	1
Other non-current liabilities	45	16
Current borrowings	25	27
Other current liabilities	61	43
	135	87
Net assets	314	267

The Group's proportionate interest in joint ventures' commitments and contingent liabilities was £11 million.

18 Available-for-sale financial assets

	£m
At 1 April 2005	17
Additions	1
Fair value loss	(1)
At 31 March 2006	17
Additions	1
At 31 March 2007	**18**

Available-for-sale financial assets include the following:

	31 March 2007 £m	31 March 2006 £m
Listed securities	**7**	6
Unlisted securities	**11**	11
	18	17

Listed securities are stated at market valuation.

The fair values of unlisted securities are based on cash flows discounted using a risk-adjusted average discount rate of 12% (2006 – 11%).

19 Derivative financial instruments

	31 March 2007		31 March 2006	
	Assets £m	**Liabilities £m**	Assets £m	Liabilities £m
Non-current derivative financial instruments used to manage the Group's net debt profile				
Currency swaps – net investment hedges	**24**	**(5)**	12	(8)
Interest rate swaps – fair value hedges	**11**	**(14)**	14	(19)
Interest rate caps – held for trading	**1**	**–**	2	–
	36	**(19)**	28	(27)
Current derivative financial instruments used to manage the Group's net debt profile				
Currency swaps – net investment hedges	**–**	**(3)**	1	–
Currency swaps – fair value hedges	**–**	**–**	1	(1)
Interest rate swaps – fair value hedges	**10**	**–**	10	–
	10	**(3)**	12	(1)
Total derivative financial instruments used to manage the Group's net debt profile	**46**	**(22)**	40	(28)
Other non-current derivative financial instruments				
Commodity pricing contracts – cash flow hedges	**–**	**–**	–	(1)
	–	**–**	–	(1)
Other current derivative financial instruments				
Forward foreign exchange contracts – cash flow hedges	**2**	**(4)**	3	(4)
Commodity pricing contracts – cash flow hedges	**11**	**(8)**	20	(21)
Commodity pricing contracts – held for trading	**86**	**(114)**	247	(176)
	99	**(126)**	270	(201)
Total other derivative financial instruments	**99**	**(126)**	270	(202)
Total derivative financial instruments	**145**	**(148)**	310	(230)
Presented in the balance sheet as follows:				
Non-current derivative financial instruments	**36**	**(19)**	28	(28)
Current derivative financial instruments	**102**	**(123)**	282	(202)
Classified as derivative financial instruments held for sale (note 22)	**7**	**(6)**	–	–
	145	**(148)**	310	(230)

The net profit included in operating profit from trading financial instruments was £5 million (2006 – £7 million loss).

19 Derivative financial instruments (continued)

Cash flow hedges
The Group employs forward foreign exchange contracts and commodity pricing contracts to hedge cash flow risk associated with forecast transactions. The notional principal amounts of the outstanding forward foreign exchange contracts are as follows:

	31 March 2007 £m	31 March 2006 £m
Euro	**(139)**	(89)
US dollar	**(38)**	(46)
Canadian dollar	**(105)**	(8)
Norwegian krone	**(8)**	(7)
British pound	**285**	139
Singapore dollar	**10**	21
Other	**9**	1

Gains and losses recognised in the cash flow hedge reserve in equity (note 25) on forward foreign exchange and commodity pricing contracts as of 31 March 2007 will be released to the income statement at various dates up to 12 months from the balance sheet date.

Fair value hedges
The Group employs currency and interest rate swap contracts to hedge the currency and interest rate risks associated with its borrowings. The notional principal amounts of the outstanding interest rate and currency swap contracts applied in fair value hedging relationships as of 31 March 2007 were £457 million and £200 million respectively (2006 – £410 million and £200 million respectively).

Net investment hedges
The Group employs currency swap contracts to hedge the currency risk associated with its net investments in subsidiaries located primarily in Europe and the United States. The notional principal amounts of the outstanding currency swap contracts applied in net investment hedging relationships as of 31 March 2007 were £182 million (31 March 2006 – £195 million). The fair value gain of £13 million (2006 – £22 million loss) on translation of the currency swap contracts to sterling at the balance sheet date was recognised in the translation reserve in shareholders' equity (note 25).

Certain of the Group's borrowings are also designated as hedges of the net investments in overseas subsidiaries.

Trading contracts
Commodity pricing contracts held for trading relate to the Group's commodity trading activities.

Interest rate caps
Interest rate caps hedge the Group's exposure to interest rate risk, but do not qualify for hedge accounting (see note 28). The notional amounts of the outstanding interest rate caps as of 31 March 2007 were £198 million (31 March 2006 – £209 million).

20 Inventories

	31 March 2007 £m	31 March 2006 £m
Raw materials and consumables	**229**	196
Work in progress	**26**	21
Finished goods	**248**	239
	503	456

Finished goods inventories of £3 million (2006 – £9 million) are carried at realisable value, this being lower than cost. Inventories of £156 million (2006 – £114 million) are carried at market value.

21 Trade and other receivables

	31 March 2007 £m	31 March 2006 £m
Non-current trade and other receivables		
Trade receivables	**6**	4
Government grants receivable	**54**	–
Other receivables	**4**	4
	64	8
Current trade and other receivables		
Trade receivables	**486**	433
Less: provision for impairment of receivables	**(9)**	(8)
Trade receivables – net	**477**	425
Amounts owed by related parties	**3**	–
Prepayments and accrued income	**19**	30
Government grants receivable	**13**	–
Other receivables	**46**	27
	558	482

The fair values of the non-current trade and other receivables are not materially different from their carrying values. The fair values of the current trade and other receivables are equivalent to their carrying values due to being short-term in nature.

The Group recognised a loss of £1 million (2006 – £1 million) for the impairment of its trade receivables during the period. The loss has been included in operating income in the income statement.

Included in trade receivables are amounts received of £95 million (2006 – £101 million) in respect of securitised receivables, which are also included in current borrowings. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The carrying value of trade and other receivables represents the maximum credit exposure.

Government grants are receivable under the Transitional Aid and Restructuring Aid provisions of the EU sugar regime. These amounts are receivable subject to audit by the governments of the jurisdictions to which they relate.

22 Assets and liabilities classified as held for sale

Tate & Lyle Canada was disposed of on 21 April 2007. Assets and liabilities as at 31 March 2007 are shown as held for sale as follows:

	£m
Assets	
Property, plant and equipment	51
Retirement benefit asset	2
Inventories	19
Trade and other receivables	10
Derivative financial instruments	7
Total assets held for sale	89
Liabilities	
Trade and other payables	8
Derivative financial instruments	6
Current tax liabilities	5
Deferred tax liabilities	9
Total liabilities held for sale	28

23 Share capital and share premium

	Ordinary share capital £m	Share premium £m	Total £m
At 1 April 2005	122	393	515
Proceeds from shares issued	–	7	7
At 31 March 2006	122	400	522
Proceeds from shares issued	–	3	3
At 31 March 2007	**122**	**403**	**525**

Ordinary shares carry the right to participate in dividends and each share entitles the holder to one vote on matters requiring shareholder approval.

Authorised equity share capital

	31 March 2007 £m	31 March 2006 £m
790,424,000 ordinary shares of 25p each (2006 – 790,424,000)	**198**	198

Allotted, called up and fully paid equity share capital

	31 March 2007 Shares	31 March 2007 £m	31 March 2006 Shares	31 March 2006 £m
At 1 April	**488 740 116**	**122**	486 471 879	122
Allotted under share option schemes	**1 084 282**	**–**	2 268 237	–
At 31 March	**489 824 398**	**122**	488 740 116	122

Analysis of ordinary shareholders

31 March 2007	Number of holdings	%	Total	%
Up to 500 shares of 25p each	**5 279**	**29.1**	**1 442 195**	**0.3**
501 – 1 000	**4 568**	**25.2**	**3 603 940**	**0.7**
1 001 – 1 500	**2 343**	**12.9**	**2 944 445**	**0.6**
1 501 – 2 000	**1 619**	**8.9**	**2 926 683**	**0.6**
2 001 – 5 000	**2 717**	**15.0**	**8 544 614**	**1.7**
5 001 – 10 000	**659**	**3.6**	**4 699 318**	**1.0**
10 001 – 200 000	**721**	**4.0**	**36 767 722**	**7.5**
200 001 – 500 000	**110**	**0.6**	**35 740 381**	**7.3**
Above 500 000	**128**	**0.7**	**393 155 100**	**80.3**
	18 144	**100**	**489 824 398**	**100**

24 Consolidated statement of changes in shareholders' equity

Notes	Share capital and share premium £m 23	Other reserves £m 25	Retained earnings £m	Attributable to the equity holders of the Company £m	Minority interest £m	Total equity £m
Balance at 1 April 2005	515	118	325	958	32	990
Net profit/(loss) recognised directly in equity	–	(58)	105	47	–	47
(Loss)/profit for the year	–	–	(30)	(30)	3	(27)
Share-based payments, including tax	–	–	7	7	–	7
Proceeds from shares issued	7	–	9	16	–	16
Transfers (note 25)	–	(4)	4	–	–	–
Dividends paid (note 14)	–	–	(93)	(93)	–	(93)
Balance at 31 March 2006	522	56	327	905	35	940
Net loss recognised directly in equity	–	(82)	(1)	(83)	(3)	(86)
Profit for the year	–	–	214	214	3	217
Share-based payments, including tax	–	–	5	5	–	5
Proceeds from shares issued	3	–	14	17	–	17
Transfers (note 25)	–	76	(76)	–	–	–
Dividends paid (note 14)	–	–	(98)	(98)	–	(98)
Balance at 31 March 2007	**525**	**50**	**385**	**960**	**35**	**995**

Retained earnings at 31 March 2007 includes a deduction for own shares held by the ESOP trust of £17 million (2006 – £30 million). All but 0.01p per share of the dividends arising on these shares have been waived by the trust.

25 Other reserves

	Hedging reserve £m	Translation reserve £m	Other reserves note (a) £m	Total £m
At 1 April 2005	7	2	109	118
Net valuation losses on available-for-sale financial assets	–	–	(1)	(1)
Net loss on cash flow hedges	(3)	–	–	(3)
Currency translation differences:				
– net investment hedging losses in the period	–	(50)	(4)	(54)
Transfers	–	–	(4)	(4)
At 31 March 2006	4	(48)	100	56
Net loss on cash flow hedges	(4)	–	–	(4)
Currency translation differences:				
– net investment hedging losses in the period (note b)	–	(78)	–	(78)
Transfers (note c)	–	72	4	76
At 31 March 2007	–	**(54)**	**104**	**50**

(a) Other reserves comprise reserves which previously existed under UK GAAP including the merger reserve; the available-for-sale fair value reserve; and the statutory reserves of certain overseas subsidiaries, all of which are non-distributable.

(b) Net investment hedging losses in the period includes a taxation charge of £21 million (2006 – £nil).

(c) Transfers principally relate to net exchange differences arising on consolidation previously classified in retained earnings.

26 Share-based payments

During the year to 31 March 2007 various equity-settled share-based payment arrangements existed, which are described below:

Type of arrangement	Performance share plan	Executive share option scheme	Deferred bonus share plan	Sharesave scheme: Duration in years	Sharesave scheme	Sharesave scheme
Timing of grant	Bi-annually in June and November	Annually in June (note a)	Annually in July		Annually in June	Annually in December
Number of options/shares granted in year to 31 March 2007	1 923 730	–	324 828	3	58 956	59 496
				5	49 899	34 329
Number of options/shares granted in year to 31 March 2006	2 008 911	–	149 466	3	70 042	92 639
				5	51 545	54 296
Fair value per share for 2007 grant (pence)	277	–	287	3	127	158
				5	160	204
Fair value per share for 2006 grant (pence)	237	–	479	3	99	171
				5	109	181
Valuation basis	Monte Carlo	Binomial Lattice	Monte Carlo		Black-Scholes	Black-Scholes
Contractual life	10 years	10 years	3 years		3/5 years	3/5 years
Vesting conditions	(note b)	(note c)	(note d)		(note e)	(note e)

(a) The last grant under this scheme was made in June 2004.

(b) Exercise is dependent on total shareholder return as measured by reference to a comparator group over a three-year period following grant. Participants are not entitled to dividends prior to the exercise of options.

(c) Exercise is dependent on earnings per share performance relative to inflation over a three-year period following grant. Participants are not entitled to dividends prior to the exercise of options.

(d) Executives have the opportunity to defer up to 50% of their annual cash bonus (after deduction of tax, national insurance or other social security payment) and invest the amount deferred in the Company's shares. Subject to the satisfaction of employment conditions and a performance target over the performance period, participants will receive awards of matching shares based on the number of shares which could have been acquired from the gross bonus amount deferred by the participant. During the performance period, dividends are paid on the deferred shares but not on matching shares. Further details are set out in the directors' remuneration report on page 73.

(e) Options granted in the years to 31 March 2006 and 31 March 2007 were by invitation at a 10% discount to the market price. Options are exercisable at the end of a three-year or five-year savings contract.

The Group recognised total expenses of £6 million (2006 – £5 million) related to equity-settled share-based payment transactions during the year.

Details of the movements for equity-settled share option schemes during the year to 31 March were as follows:

	2007 Number	2007 Weighted average exercise price pence	2006 Number	2006 Weighted average exercise price pence
Outstanding at 1 April	**16 450 374**	**237**	19 235 965	284
Granted	**2 126 410**	**58**	2 277 433	51
Exercised	**(5 043 739)**	**263**	(4 720 383)	333
Lapsed	**(229 739)**	**294**	(342 641)	260
Outstanding at 31 March	**13 303 306**	**174**	16 450 374	237

26 Share-based payments (continued)

The weighted average Tate & Lyle PLC share price at the date of exercise for share options exercised during the year was 670 pence (2006 – 546 pence). At 31 March 2007, 2,874,160 (2006 – 3,070,664) of the outstanding options were exercisable at a weighted average exercise price of 219 pence (2006 – 346 pence). A detailed breakdown of the range of exercise prices for options outstanding at 31 March is shown in the table below:

	2007			2006		
	Number outstanding at end of year	Weighted average remaining contractual life in months	Weighted average exercise price pence	Number outstanding at end of year	Weighted average remaining contractual life in months	Weighted average exercise price pence
At nil cost	6 460 736	97.8	–	4 674 449	103.2	–
£0.01 to £1.99	51 083	17.0	182	69 254	22.7	182
£2.00 to £3.99	6 239 844	76.2	325	10 986 695	79.6	326
£4.00 to £5.99	551 643	39.6	487	719 976	37.7	437
Total	13 303 306	84.9	174	16 450 374	84.2	237

The fair value of grants is measured using the valuation technique that is considered to be the most appropriate to value each class of grant. These include Binomial Lattice models, Black-Scholes calculations and Monte Carlo simulations. These valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations. Key assumptions are detailed below:

At 31 March 2007	Deferred bonus plan	Performance share plan	Sharesave scheme
Expected volatility	20%	20%	22%
Expected life	n/a	n/a	3.5/5.5 years
Risk-free rate	n/a	n/a	4.9%
Expected dividend yield	3.3%	3.4%	3.3%
Forfeiture rate	0%	0%	10%
Correlation with comparators	20%	20%	n/a
Volatility of comparators	8–52%	8–52%	n/a
Expectations of meeting performance criteria	100%	100%	n/a
Weighted average market price at date of grant (pence)	590	581	695

At 31 March 2006	Executive share option scheme	Performance share plan	Sharesave scheme
Expected volatility	25%	25%	25%
Expected life	n/a	n/a	3.5/5.5 years
Risk-free rate	n/a	n/a	4.7%
Expected dividend yield	3.9%	3.9%	3.9%
Forfeiture rate	0%	0%	0%
Correlation with comparators	35%	35%	n/a
Volatility of comparators	18-57%	18-57%	n/a
Expectations of meeting performance criteria	100%	100%	n/a
Weighted average market price at date of grant (pence)	467	487	537

The expected volatility is based on the Company's historical volatility over the three-year period prior to each award date.

27 Trade and other payables

	31 March 2007 £m	31 March 2006 £m
Non-current payables		
Accruals and deferred income	1	2
Other payables	5	1
	6	3
Current payables		
Trade payables	263	216
Social security	20	17
Amounts owed to related parties	1	1
Accruals and deferred income	87	94
Other payables	49	54
	420	382

The fair values of non-current payables are not materially different from their carrying values. The fair values of current payables are equivalent to their carrying values.

28 Borrowings

Non-current borrowings

	31 March 2007 £m	2006 Restated £m
Unsecured borrowings		
2,394,000 6.5% cumulative preference shares of £1 each (2006 – £2,394,000)	2	2
Industrial Revenue Bonds 2002-2036 (US$92,000,000) (2006 – 2002-2023 US$23,700,000)	47	14
6.5% Guaranteed Notes 2012 (£200,000,000)	197	205
5.0% Guaranteed Notes 2014 (US$500,000,000)	248	276
6.125% Guaranteed Notes 2011 (US$300,000,000)	154	–
6.625% Guaranteed Notes 2016 (US$250,000,000)	131	–
	779	497
Bank loans		
Variable unsecured loans (euro)	34	35
Variable unsecured loans (US$)	8	5
	42	40
Other borrowings		
Obligations under finance leases	21	6
	21	6
Total non-current borrowings	842	543

On a return of capital on a winding-up, the holders of 6.5% cumulative preference shares shall be entitled to £1 per share, in preference to all other classes of shareholders. Holders of these shares are entitled to vote at meetings, except on the following matters: any question as to the disposal of the surplus profits after the dividend on these shares has been provided for, the election of directors, their remuneration, any agreement between the directors and the Company, or the alteration of the Articles of Association dealing with any such matters.

Current borrowings

	31 March 2007 £m	2006 Restated £m
Floating Rate Note 2007 (€150,000,000)	–	105
5.75% Guaranteed Notes 2006 (€300,000,000)	–	213
Unsecured bank overdrafts	22	9
Receivables securitisation	95	101
Drawdown of Committed Facilities	76	–
Short-term loans		
– unsecured	57	47
– secured	17	12
Current portion of non-current borrowings	3	4
Obligations under finance leases	1	2
Total current borrowings	271	493

Secured borrowings

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Other secured borrowings are secured on property, plant and equipment, receivables and inventories.

28 Borrowings (continued)

Fair values

The fair values of the Group's borrowings compared with their book values are as follows:

	31 March 2007 Book value £m	13 March 2007 Fair value £m	31 March 2006 Book value Restated £m	31 March 2006 Fair value Restated £m
Unsecured borrowings	779	829	814	826
Non-current bank loans	42	42	40	40
Other non-current borrowings	21	21	8	8
Other current borrowings	271	271	174	173
Total	1 113	1 163	1 036	1 047

Interest rate risks and maturity of borrowings

The maturity profile of the Group's non-current borrowings is as follows:

	31 March 2007 £m	31 March 2006 Restated £m
One to two years	5	2
Two to five years	197	6
After five years	640	535
Total non-current borrowings	842	543

Floating rate borrowings bear interest based on relevant national LIBOR equivalents. If the interest rates applicable to the Group's floating rate debt rise from the levels at 31 March 2007 by an average of 1% over the year to 31 March 2008, this would reduce Group profit before tax by approximately £3 million (2006 – £5 million).

The exposure of the Group to interest rate changes when borrowings re-price is as follows:

	Within one year £m	One to two years £m	Two to five years £m	After five years £m	Total £m
At 31 March 2007					
Total borrowings	360	2	160	591	1 113
Effect of interest rate swaps	99	89	89	(277)	–
	459	91	249	314	1 113

	Within one year £m	One to two years £m	Two to five years £m	After five years £m	Total £m
At 31 March 2006 (restated)					
Total borrowings	504	5	6	521	1 036
Effect of interest rate swaps	46	–	242	(288)	–
	550	5	248	233	1 036

As part of its interest rate management strategy, the Group has entered into interest rate caps for a notional principal amount of £198 million (2006 – £209 million), capping interest rates at 4% or 5% until 2009 or 2007 respectively.

Taking into account the Group's interest rate swap and cap contracts, the effective interest rates of its borrowings are as follows:

	31 March 2007	31 March 2006
2,394,000 6.5% cumulative preference shares of £1 each	6.5%	6.5%
Industrial Revenue Bonds 2002-2036 (US$92,000,000)	3.7%	3.2%
6.5% Guaranteed Notes 2012 (£200,000,000)	5.5%	4.9%
5.0% Guaranteed Notes 2014 (US$500,000,000)	4.9%	4.7%
6.125% Guaranteed Notes 2011 (US$300,000,000)	5.9%	–
6.625% Guaranteed Notes 2016 (US$250,000,000)	6.4%	–
Floating Rate Note 2007 (€150,000,000)	–	3.5%
5.75% Guaranteed Notes 2006 (€300,000,000)	–	4.7%

28 Borrowings (continued)

Short-term loans and overdrafts
Current short-term loans mature within the next 12 months and overdrafts are repayable on demand. Both short-term loans and bank overdrafts are arranged at floating rates of interest and expose the Group to cash flow interest rate risk.

Credit facilities and arrangements
The Group has undrawn committed multi-currency facilities of £236 million (2006 – £354 million), which mature in September 2009. These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has substantial uncommitted facilities.

At 31 March 2007, a US subsidiary had outstanding external borrowings of US$800 million, the principal amount of which is guaranteed by another Group company by way of credit-linked deposits with a bank of US$680 million and pledged bank securities of US$120 million. The guarantees result in these borrowings being, in substance, non-recourse to the Group as to principal in the event of default and accordingly the borrowings and deposits are offset in these financial statements.

Finance lease commitments
Amounts payable under finance lease commitments are as follows:

	31 March 2007		31 March 2006	
	Minimum lease payments £m	**Present value of minimum lease payments £m**	Minimum lease payments £m	Present value of minimum lease payments £m
Within one year	**3**	**1**	2	2
Between two and five years	**13**	**12**	5	3
After five years	**10**	**9**	4	3
	26	**22**	11	8
Less future finance charges	**(4)**		(3)	
Present value of minimum lease payments	**22**		8	

Finance lease agreements allow for renewal at the end of the original ten-year lease term at the option of the Group.

29 Deferred tax

Deferred tax is calculated in full on temporary differences using tax rates applicable in the jurisdictions where such differences arise. Movements in deferred income tax net liabilities in the year are as follows:

Deferred tax	Total £m
At 1 April 2005	33
Reclassification to current tax	(9)
Businesses acquired	20
Credited to income	(2)
Charged to statement of recognised income and expense	10
Exchange differences	1
At 31 March 2006	53
Reclassification to current tax	4
Transferred to held for sale	(9)
Charged to income	32
Charged to statement of recognised income and expense	–
Exchange differences	(3)
At 31 March 2007	**77**

29 Deferred tax (continued)

Of the amounts of deferred tax charged to income and equity, £1 million (2006 – £2 million credited) arises from changes in tax rates and none arises on the imposition of new taxes.

Deferred tax assets in respect of unutilised tax losses of £447 million (2006 – £577 million) have not been recognised to the extent that they exceed taxable profits against which these assets may be recovered. Unrelieved tax losses of £11 million expire under current tax legislation on 31 March 2008.

No deferred tax has been recognised in respect of unremitted earnings of £1.4 billion (2006 – £1.3 billion) where the Group is both able to control dividend policy and does not anticipate dividends to be remitted in the foreseeable future.

The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax liabilities	Capital allowances in excess of depreciation £m	Other £m	Total £m
At 1 April 2005	138	4	142
Reclassification to current tax	9	–	9
Businesses acquired	1	19	20
Credited to income	(20)	–	(20)
Exchange differences	9	–	9
At 31 March 2006	137	23	160
Charged to income	2	7	9
Transferred to held for sale	–	(9)	(9)
Exchange differences	(1)	–	(1)
At 31 March 2007	**138**	**21**	**159**

Deferred tax assets	Retirement benefit obligations £m	Share-based payments £m	Tax losses £m	Other £m	Total £m
At 1 April 2005	86	4	2	17	109
Reclassification to current tax	11	–	–	7	18
(Charged)/credited to income	(23)	2	–	3	(18)
(Charged)/credited to equity	(12)	2	–	–	(10)
Exchange differences	6	–	–	2	8
At 31 March 2006	68	8	2	29	107
Reclassification to current tax	–	–	–	(4)	(4)
(Charged)/credited to income	(16)	1	1	(9)	(23)
(Charged)/credited to equity	–	2	–	(2)	–
Exchange differences	1	–	–	1	2
At 31 March 2007	**53**	**11**	**3**	**15**	**82**

Deferred tax assets and liabilities are offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

As a result of these offsets, the deferred tax balances are presented in the balance sheet as follows:

	31 March **2007** £m	31 March 2006 £m
Deferred tax liabilities	**85**	60
Deferred tax assets	**(8)**	(7)
	77	53

30 Retirement benefit obligations

(a) Plan information

The Group maintains pension plans for its operations throughout the world. Most of these arrangements are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary.

The principal schemes are funded and their assets held in separate trustee-administered funds. The schemes are funded in line with local practice and contributions are assessed in accordance with local independent actuarial advice. The schemes operated by the Group are subject to independent actuarial valuation at regular intervals using consistent assumptions appropriate to conditions prevailing in the relevant country. The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out as at 31 March 2007 by independent actuaries.

The Group also maintains defined contribution pension schemes and some fully insured pension schemes and multi-employer pension arrangements.

On 1 April 2002, the main United Kingdom scheme was closed to new members. A defined contribution pension scheme has been established to provide pension benefits to new United Kingdom employees. Under the projected unit method, the service cost of the closed scheme will increase as the members approach retirement.

The Group's subsidiaries in the United States provide unfunded retirement medical and life assurance benefits to their employees.

The Group expects to contribute approximately £40 million to its defined benefit plans in the year to 31 March 2008.

(b) Principal assumptions

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Pension benefits			Medical
Year to 31 March 2007	**UK**	**US**	**Others**	**benefits**
Inflation rate	**3.0%**	**3.5%**	**2.0-2.5%**	**3.5%**
Expected rate of salary increases	**4.8%**	**4.5%**	**2.0-4.0%**	**n/a**
Expected rate of pension increases	**3.0%**	**0.0%**	**0.0-1.8%**	**n/a**
Discount rate	**5.4%**	**5.8%**	**4.9-5.2%**	**5.8%**
Expected return on plan assets (total)	**5.7%**	**7.8%**	**4.4-6.8%**	**n/a**
Expected equity return on plan assets	**7.8%**	**8.8%**	**5.8-8.0%**	**n/a**

	Pension benefits			Medical
Year to 31 March 2006	UK	US	Others	benefits
Inflation rate	2.8%	3.5%	2.0-2.5%	3.5%
Expected rate of salary increases	4.6%	4.5%	2.0-4.0%	n/a
Expected rate of pension increases	2.8%	0.0%	0.0-1.8%	n/a
Discount rate	4.9%	6.0%	4.6-5.3%	6.0%
Expected return on plan assets (total)	6.2%	7.8%	4.5-7.0%	n/a
Expected equity return on plan assets	7.7%	8.8%	5.8-8.4%	n/a

	Expected longevity post age 60	
Mortality assumptions	UK Group scheme	US Plans
Male aged 60 now	24 years	22 years
Male aged 60 in 15 years' time	25 years	22 years
Female aged 60 now	25 years	24 years
Female aged 60 in 15 years' time	26 years	24 years

Shorter longevity assumptions are used for members who retire on grounds of ill-health.

The expected rates of return on individual categories of plan assets are estimated by reference to indices published by the relevant exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio. The actual rate of return on the plan assets for the year was 5.6% (2006 – 14.6%), and amounted to £66 million (2006 – £173 million).

30 Retirement benefit obligations (continued)

Medical cost trend rates are estimated at between 8.9% and 9.0% per annum (2006 – 8.9%-9.5%), grading down to 5% by 2012. If medical cost trend rates were to increase or decrease by 1%, the effects are estimated as follows:

	2007		2006	
	Increase £m	Decrease £m	Increase £m	Decrease £m
Increase/(decrease) in medical benefits current service and interest cost	1	–	1	(1)
Increase/(decrease) in medical benefits obligation	6	(5)	8	(7)

(c) Amounts recognised in the income statement

	Pension benefits					
Year to 31 March 2007	UK £m	US £m	Others £m	Total £m	Medical benefits £m	Total £m
Current service cost	11	5	2	18	2	20
Charged to operating profit	11	5	2	18	2	20
Interest cost	42	15	4	61	5	66
Expected return on plan assets	(46)	(17)	(5)	(68)	–	(68)
Charged/(credited) to finance expense	(4)	(2)	(1)	(7)	5	(2)
Total	7	3	1	11	7	18

	Pension benefits					
Year to 31 March 2006	UK £m	US £m	Others £m	Total £m	Medical benefits £m	Total £m
Current service cost	10	4	3	17	1	18
Past service cost – exceptional item (note 8)	–	–	–	–	(24)	(24)
Past service cost – other	–	1	–	1	–	1
Charged to operating profit	10	5	3	18	(23)	(5)
Interest cost	43	15	4	62	6	68
Expected return on plan assets	(45)	(15)	(5)	(65)	–	(65)
Charged/(credited) to finance expense	(2)	–	(1)	(3)	6	3
Total	8	5	2	15	(17)	(2)

Current service costs are presented in staff costs (note 9); expected return on plan assets and interest cost are presented in net finance expense (note 10).

30 Retirement benefit obligations (continued)

(d) Amounts recognised in the balance sheet

At 31 March 2007	% of plan assets	UK £m	% of plan assets	US £m	% of plan assets	Others £m	% of plan assets	Pension benefits Total £m	Medical benefits £m	Total £m
Fair value of plan assets:										
Equities	33%	286	59%	131	41%	39	38%	456	–	456
Bonds	51%	439	30%	68	42%	40	46%	547	–	547
Property and other	16%	144	11%	25	17%	16	16%	185	–	185
		869		224		95		1 188	–	1 188
Present value of funded obligations		(864)		(279)		(97)		(1 240)	–	(1 240)
Present value of unfunded obligations		–		–		–		–	(77)	(77)
Net asset/(liability) recognised in the Group balance sheet, including amounts held for sale		5		(55)		(2)		(52)	(77)	(129)
Analysed in the balance sheets as:										
Retirement benefit obligations										(131)
Amounts held for sale (note 22)										2

At 31 March 2006	% of plan assets	UK £m	% of plan assets	US £m	% of plan assets	Others £m	% of plan assets	Pension benefits Total £m	Medical benefits £m	Total £m
Fair value of plan assets:										
Equities	34%	284	57%	133	46%	44	39%	461	–	461
Bonds	49%	420	32%	73	36%	34	45%	527	–	527
Property and other	17%	148	11%	26	18%	17	16%	191	–	191
		852		232		95		1 179	–	1 179
Present value of funded obligations		(883)		(278)		(95)		(1 256)	–	(1 256)
Present value of unfunded obligations		–		–		–		–	(95)	(95)
Net liability recognised in the balance sheet		(31)		(46)		–		(77)	(95)	(172)

The plan assets do not include any of the Group's financial instruments, nor any property occupied by, or other assets used by, the Group.

(e) Reconciliation of movement in plan assets and liabilities

Liabilities	Pension benefits UK £m	US £m	Others £m	Total £m	Medical benefits £m	Total £m
At 31 March 2005	822	249	80	1 151	105	1 256
Total service cost – exceptional item	–	–	–	–	(24)	(24)
Total service cost – other	10	5	3	18	1	19
Interest cost	43	15	4	62	6	68
Actuarial loss	53	3	6	62	6	68
Contributions paid by employees	–	–	1	1	–	1
Benefits paid	(47)	(16)	(3)	(66)	(6)	(72)
Exchange differences	2	22	4	28	7	35
At 31 March 2006	883	278	95	1 256	95	1 351
Total service cost	11	5	2	18	2	20
Interest cost	42	15	4	61	5	66
Actuarial (gain)/loss	(25)	30	3	8	(9)	(1)
Contributions paid by employees	–	–	1	1	–	1
Benefits paid	(46)	(15)	(3)	(64)	(5)	(69)
Exchange differences	(1)	(34)	(5)	(40)	(11)	(51)
At 31 March 2007	**864**	**279**	**97**	**1 240**	**77**	**1 317**

30 Retirement benefit obligations (continued)

Assets	Pension benefits UK £m	Pension benefits US £m	Pension benefits Others £m	Pension benefits Total £m	Medical benefits £m	Total £m
At 31 March 2005	750	186	76	1 012	–	1 012
Expected return on assets	45	15	5	65	–	65
Actuarial gain	84	14	10	108	–	108
Contributions paid by employer	20	16	3	39	6	45
Contributions paid by employees	–	–	1	1	–	1
Benefits paid	(47)	(16)	(3)	(66)	(6)	(72)
Exchange differences	–	17	3	20	–	20
At 31 March 2006	852	232	95	1 179	–	1 179
Expected return on assets	46	17	5	68	–	68
Actuarial gain/(loss)	(5)	4	(1)	(2)	–	(2)
Contributions paid by employer	22	15	3	40	5	45
Contributions paid by employees	–	–	1	1	–	1
Benefits paid	(46)	(15)	(3)	(64)	(5)	(69)
Exchange differences	–	(29)	(5)	(34)	–	(34)
At 31 March 2007	**869**	**224**	**95**	**1 188**	–	**1 188**

(f) Analysis of actuarial (loss)/gain recognised in the consolidated statement of recognised income and expense

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Actual return less expected return on plan assets	**3**	108
Experience gains and losses arising on scheme liabilities	**23**	(7)
Changes in assumptions underlying the present value of scheme liabilities	**(27)**	(61)
Actuarial (loss)/gain to be recognised in the consolidated statement of recognised income and expense before tax	**(1)**	40
Cumulative actuarial gains and losses recognised in the consolidated statement of recognised income and expense	**13**	14

(g) History of the plans and experience adjustments

	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligation and medical benefits	**1 317**	1 351	1 256
Fair value of plan assets	**(1 188)**	(1 179)	(1 012)
Deficit	**129**	172	244
Cumulative experience adjustments on plan liabilities – loss	**97**	98	30
Cumulative experience adjustments on plan assets – gain	**(117)**	(119)	(11)

All experience adjustments are recognised directly in equity, net of related tax (see the consolidated statement of recognised income and expense).

31 Provisions for other liabilities and charges

	Insurance funds £m	Deferred consideration £m	Other provisions £m	Total £m
At 1 April 2005	26	54	38	118
Charged/(credited) to the income statement	5	–	(3)	2
Utilised in the year	(10)	(9)	(7)	(26)
Exchange differences	2	4	1	7
At 31 March 2006	23	49	29	101
Charged/(credited) to the income statement	3	(20)	36	19
Utilised in the year	(3)	(5)	(6)	(14)
Exchange differences	(3)	(5)	(3)	(11)
At 31 March 2007	**20**	**19**	**56**	**95**

	31 March 2007 £m	31 March 2006 £m
Provisions are expected to be utilised as follows:		
Within one year	**44**	30
After more than one year	**51**	71
	95	101

Insurance funds represent amounts provided by the Group's captive insurance subsidiary in respect of the expected level of insurance claims. These provisions are expected to be utilised within five years.

The deferred consideration provision relates to the deferred payments arising until the year ended 31 March 2009 from the Sucralose realignment in 2004. Estimates of the deferred consideration are revised as further and more certain information becomes available, with corresponding adjustments to goodwill (see note 15). On elimination of goodwill any reduction of amounts provided due to lower expectations of future payments are credited in the income statement.

Other provisions include costs arising from recent restructuring initiatives. Also included within other provisions are amounts provided for claims under clauses in the disposal agreements of businesses disposed. These provisions are expected to be utilised within the next few years.

32 Change in working capital

	31 March 2007 £m	31 March 2006 £m
Increase in inventories	**(76)**	(79)
Increase in receivables	**(78)**	(67)
Increase/(decrease) in payables	**50**	(34)
Decrease/(increase) in derivative financial instruments	**90**	(85)
Decrease in provisions for other liabilities and charges	**(24)**	(20)
Decrease in retirement benefit obligations	**(41)**	(72)
Movement during year	**(79)**	(357)
The above movements include the following non-cash elements:		
Exchange differences	**(26)**	9
Acquisitions and disposals during the year	**–**	11
Other items	**34**	60
Impact of IAS32/39 adoption	**–**	57
Increase in working capital	**(71)**	(220)

Other items include non-cash movements in retirement benefits and derivatives, and the elimination of balances within debtors and creditors attributable to interest, property, plant and equipment and investments.

33 Cash and cash equivalents

	2007 £m	2006 £m
	31 March	
Cash at bank and in hand	**136**	104
Short-term bank deposits	**53**	54
	189	158

The effective interest rate on short-term deposits was 5.3% (2006 – 3.6%), which have an average maturity of 45 days (2006 – 4 days).

34 Net debt

The components of the Group's net debt profile are as follows:

	Notes	2007 £m	31 March 2006 Restated £m
Non-current borrowings	28	**(842)**	(543)
Current borrowings and overdrafts[1]	28	**(271)**	(493)
Debt-related derivative instruments[2]	19	**24**	12
Cash and cash equivalents	33	**189**	158
Net debt		**(900)**	(866)

1. Current borrowings and overdrafts at 31 March 2007 include £95 million (31 March 2006 – £101 million) in respect of securitised receivables.
2. Derivative financial instruments presented within assets and liabilities in the balance sheet of £4 million net liability comprise net debt-related instruments of £24 million (asset) and net non-debt-related instruments of £28 million liability (2006 – £80 million asset comprising net debt-related instruments of £12 million and net non-debt-related instruments of £68 million). Additional net non-debt related instruments of £1 million asset are included in assets held for sale.

Movements in the Group's net debt profile are as follows:

	2007 £m	2006 Restated £m
Balance at 31 March	**(866)**	(471)
Impact of IFRIC 4 adoption	**–**	(3)
Balance at 31 March restated	**(866)**	(474)
Impact of IAS32/39 adoption	**–**	(58)
Balance at 1 April restated	**(866)**	(532)
Increase/(decrease) in cash and cash equivalents in the year	**33**	(214)
Cash inflow from increase in borrowings	**(111)**	(78)
Borrowings arising on acquisitions	**–**	(6)
Increase in net debt resulting from cash flows	**(78)**	(298)
Inception of finance leases	**(14)**	(5)
Exchange differences	**58**	(31)
Increase in net debt in the year	**(34)**	(334)
Balance at 31 March	**(900)**	(866)

35 Contingent liabilities

	31 March 2007 £m	31 March 2006 £m
Guarantees of loans and overdrafts of joint ventures and associates	**10**	2
Trade guarantees	**23**	18

Other trade guarantees have been given in the normal course of business by the Group at both 31 March 2007 and 31 March 2006. These are excluded from the figures given above and are in respect of Revenue and Customs and the Rural Payments Agency for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

The Group is subject to claims and litigation generally arising in the ordinary course of its business, some of which are for substantial amounts. All such actions are strenuously defended but provision is made for liabilities that are considered likely to arise on the basis of current information and legal advice and after taking into account the Group's insurance arrangements.

Whilst there is always uncertainty as to the outcome of any claim or litigation, it is not expected that claims and litigation existing at the balance sheet date will have a material adverse effect on the Group's financial position.

36 Commitments

Capital commitments

	31 March 2007 £m	31 March 2006 £m
Commitments for the acquisition of property, plant and equipment	**77**	28

Operating lease arrangements

Operating lease payments represent rentals payable by the Group for certain of its land, buildings, plant and equipment. Certain operating lease agreements allow for renewal at the end of the original term at the option of the Group.

At the balance sheet date the Group has outstanding commitments under non-cancellable operating leases which fall due as follows:

	31 March 2007 £m	31 March 2006 £m
Within one year	**30**	27
Later than 1 year and no later than 5 years	**79**	86
After five years	**92**	116
	201	229

37 Acquisitions and disposals of subsidiaries

On 7 April 2006 the Group acquired the assets and intellectual property of Hycail BV and its Finnish subsidiary Hycail Finland Oy for £2 million of cash.

In the year ended 31 March 2006 the Group acquired 100% of the issued share capital of Cesalpinia Foods for £32 million and 100% of the issued share capital of Continental Custom Ingredients for £40 million, and increased its shareholding in France Melasse SA by £4 million.

38 Post balance sheet events

On 6 April 2007 the Group's subsidiary, Tate & Lyle Sucralose, Inc. filed a United States International Trade Commission Case in Washington alleging patent infringement against three Chinese manufacturing groups as well as 18 importers and distributors. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported to the US by the defendants named in the case. This filing followed a previous filing on 22 May 2006 in the US Federal District Court for Central Illinois against a Chinese manufacturing group based in Hebei province as well as six importers of sucralose into the US.

On 16 April 2007 the Group announced the signing of an agreement to acquire an 80% holding in German speciality food ingredients group G.C. Hahn & Co. for a total cash consideration of £79 million (€116 million). The transaction is subject to antitrust approval and is expected to be completed in June 2007.

On 21 April 2007 the Group completed the sale of Tate & Lyle Canada to American Sugar Refining, Inc. Profit on disposal is expected to be approximately £55 million.

On 9 May 2007 the Group announced that it was at an advanced stage of exclusive discussions with Syral SAS (a subsidiary of Tereos of France), which may lead to the disposal of its interest in certain of the facilities of its Food & Industrial Ingredients, Europe division.

39 Related party disclosures

Identity of related parties

The Group has related party relationships with its subsidiaries, joint ventures and associates (note 41), the Group's pension schemes and with key management being its directors and executive officers. No related party relationships with close family members of the Group's key management existed in the current or prior year.

Subsidiaries, joint ventures and associates

Transactions entered into by the Company with subsidiaries and between subsidiaries as well as the resultant balances of receivables and payables are eliminated on consolidation and are not required to be disclosed. Similarly, the Group's share of transactions entered into by the Company and its subsidiaries with joint ventures and between joint ventures as well as the Group's share of the resultant balances of receivables and payables are eliminated on consolidation. Transactions and balances with subsidiaries and joint ventures (before consolidation eliminations) and with associates are as follows:

	31 March	
	2007 £m	2006 £m
Sales of goods and services		
– to joint ventures	**48**	26
Purchases of goods and services		
– from joint ventures	**24**	22
Receivables		
– due from joint ventures	**4**	6
– due from associates	**3**	–
Payables		
– due to joint ventures	**13**	10
– due to associates	**1**	1

There are no sales and purchases relating to discontinued operations included in the above analysis (2006 – nil).

The Group had no material related party transactions containing unusual commercial terms.

Key management

Key management compensation is disclosed in note 9.

40 Foreign exchange rates

The following exchange rates have been applied in the translation of the financial statements of foreign subsidiaries, joint ventures and associates:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Average foreign exchange rates		
US dollar £1 = $	**1.89**	1.79
Euro £1 = €	**1.48**	1.47
Canadian dollar £1 = C$	**2.16**	2.13

	31 March 2007 £m	31 March 2006 £m
Year-end foreign exchange rates		
US dollar £1 = $	**1.97**	1.74
Euro £1 = €	**1.47**	1.43
Canadian dollar £1 = C$	**2.27**	2.03

41 Main subsidiaries and investments

Subsidiaries based in the UK[1]	Type of business	Percentage of equity attributable to Tate & Lyle PLC
Cesalpinia UK Limited	Blending	100.0
Orsan SA Limited	Holding company	80.4
Redpath (UK) Limited	Holding company	100.0
Tate & Lyle Fermentation Products Limited	Holding company	100.0
Tate & Lyle Holdings Limited[2]	Holding company	100.0
Tate & Lyle Industrial Holdings Limited[2]	Holding company	100.0
Tate & Lyle Industries Limited	See below	100.0
Tate & Lyle International Finance PLC[2]	In-house treasury company	100.0
Tate & Lyle Investment Services Limited	Holding company	100.0
Tate & Lyle Investments Limited[2]	Holding company	100.0
Tate & Lyle Investments (USA) Limited	Holding company	100.0
Tate & Lyle Sugar Quay Investments Limited[2]	Holding company	100.0
Tate & Lyle UK Limited	Cereal sweeteners & starches	100.0
Tate & Lyle Ventures Limited[2]	Holding company	100.0
The Molasses Trading Company Limited	Holding company	100.0
United Molasses (Ireland) Limited[3]	Molasses	50.0

1. Registered in England and Wales, except United Molasses (Ireland) Limited, which is registered in Northern Ireland.
2. Direct subsidiaries of Tate & Lyle PLC.
3. Non-coterminous year-end.

Main operating units of Tate & Lyle Industries Limited	Type of business
Tate & Lyle Citric Acid	Citric acid
Tate & Lyle Thames (Process Technology)	Sugar technology
Tate & Lyle Sugars, Europe	Sugar refining and trading, molasses and bulk liquid storage

41 Main subsidiaries and investments (continued)

Subsidiaries operating overseas		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Australia	Tate & Lyle ANZ Pte	Sucralose distribution		100.0
Belgium	Tate & Lyle Europe NV	Cereal sweeteners & starches		100.0
	Tate & Lyle Molasses Belgium NV	Molasses		100.0
Bermuda	Tate & Lyle Management & Finance Limited	Management & finance		100.0
	Tate & Lyle Reinsurance Limited	Reinsurance		100.0
Brazil	Tate & Lyle Brasil SA[1]	Citric acid and sugar trading		100.0
British Virgin Islands	Anglo Vietnam Sugar Investments Limited	Holding company		75.0
Canada	Tate & Lyle Canada Limited[2]	Sugar refining		100.0
China	Orsan Guangzhou Gourmet Powder Company Limited[1]	Glutamate producer	(80.9)	51.0
Finland	Hycail Oy	Bio-development		100.0
France	Tate & Lyle France SAS	Cereal sweeteners & starches		100.0
	France Melasse SA[1]	Molasses		66.6
	Société Européenne des Mélasses SA[1]	Holding company		66.6
Germany	Tate & Lyle Molasses Germany GmbH	Molasses		100.0
	Cesalpinia Germany GmbH	Blending		100.0
Greece	Tate & Lyle Greece SA	Cereal sweeteners & starches		99.0
Israel	Tate & Lyle Gadot Manufacturing	Sugar refining		65.0
Italy	Cesalpinia SrL	Blending		100.0
	Tate & Lyle Molasses Italy SrL	Molasses		100.0
Mauritius	The Mauritius Molasses Company Limited	Molasses		66.7
Mexico	Continental Colloids Mexicana SA	Blending		100.0
	Mexama, SA de CV[1]	Citric acid		65.0
	Tate & Lyle Mexico SA de CV[1]	Holding company		100.0
Morocco	Tate & Lyle Morocco SA	Cereal sweeteners & starches		100.0
Mozambique	Companhia Exportadora de Melaços	Molasses		100.0
Netherlands	Tate & Lyle Netherlands BV	Cereal sweeteners & starches		100.0
	Tate & Lyle Molasses Holland BV	Molasses		100.0
	Tate & Lyle Holland BV	Holding company		100.0
Norway	Tate & Lyle Norge A/S	Sugar distribution		100.0
Portugal	Alcântara Empreendimentos SGPS, SA[1]	Holding company		100.0
	Tate & Lyle Açucares Portugal, SA[1]	Sugar refining		100.0
	Tate & Lyle Molasses Portugal Ltda	Molasses		100.0
Singapore	Tate & Lyle Singapore Pte Ltd	High intensity sweeteners		100.0
South Africa	Tate & Lyle South Africa	Blending		100.0
Spain	Tate & Lyle Spain SA	Cereal sweeteners & starches		97.4
	Tate & Lyle Molasses Spain SA	Molasses		100.0
Trinidad	Caribbean Bulk Storage and Trading Company Ltd[1]	Molasses		100.0
USA	Tate & Lyle Custom Ingredients Inc	Blending		100.0
	Tate & Lyle Ingredients Americas, Inc	Cereal sweeteners & starches		100.0
	Tate & Lyle Inc	Cereal sweeteners & starches		100.0
	Staley Holdings Inc	Holding company		100.0
	Tate & Lyle Finance, Inc	In-house banking		100.0
	Tate & Lyle LLC	Holding company		100.0
	Tate & Lyle Holdings (US) LLP	Holding company		100.0
	Tate & Lyle Sucralose, Inc	High intensity sweeteners		100.0
	TLI Holdings Inc	In-house banking		100.0
Vietnam	Nghe An Tate & Lyle Sugar Company Limited	Cane sugar manufacture	(80.9)	60.7

1. Non-coterminous year-end.
2. Disposed of on 21 April 2007.

41 Main subsidiaries and investments (continued)

Joint ventures		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Bermuda	Astaxanthin Partners Ltd	Animal nutritional ingredients		50.0
Bosnia	Magnolia	Cereal sweeteners & starches		50.0
Bulgaria	Amylum Bulgaria AD[1, 3]	Cereal sweeteners & starches	(96.9)	47.2
Colombia	Sucromiles SA[3]	Citric acid		50.0
Czech Republic	Eastern Sugar Ceska Republika as[2, 3]	Sugar beet processing	(94.5)	47.3
France	Sedalcol SNC	Cereal processing (alcohol)		50.0
Hungary	Hungrana kft[1, 3]	Cereal sweeteners & starches	(50.0)	25.0
	Eastern Sugar Zrt[2, 3]	Sugar beet processing	(100.0)	50.0
	Eastern Sugar kft[2, 3]	Holding company	(100.0)	50.0
Ireland	Premier Molasses Company Ltd[3]	Molasses		50.0
Italy	Sedamyl SpA	Cereal sweeteners & starches		50.0
Mexico	Almidones Mexicanos SA[3]	Cereal sweeteners & starches		50.0
	Grupo Industrial Azucarero de Occidente SA de CV[3]	Cane sugar manufacture		49.0
Netherlands	Eastern Sugar BV[3]	Holding company		50.0
	Eaststarch CV	Holding company		50.0
Romania	Amylum Romania SA[1, 3]	Cereal sweeteners & starches	(99.4)	49.7
Slovakia	Amylum Slovakia spol sro[1, 3]	Cereal sweeteners & starches	(100.0)	48.7
	Eastern Sugar sro[2, 3]	Holding company	(100.0)	50.0
	Eastern Sugar Slovensko as[2, 3]	Sugar beet processing	(95.6)	47.8
Spain	Compania de Melazas SA[3]	Molasses		50.0
Turkey	Amylum Nisasta[1]	Cereal sweeteners & starches	(100.0)	50.0
USA	DuPont Staley Bio-Products Company LLC	Industrial Ingredients		50.0

The share capital held is of ordinary shares.

1. Share capital held by Eaststarch CV.
2. Share capital held by Eastern Sugar BV.
3. Non-coterminous year-end.

Associates		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Italy	Eridania Sadam	Sugars	35.0
Thailand	Tapioca Development Corporation[1]	Starch production	33.3
UK	Lumora Limited	Bio-development	39.4
USA	Microbia Precision Engineering Inc.[2]	Bio-development	14.0

1. Non-coterminous year-end.
2. The Group exercises significant influence over Microbia and the investment is accounted for as an associate.

The proportion of shares held by Tate & Lyle PLC, its subsidiaries, joint ventures and associates is shown in brackets where it is different from the percentage of equity attributable to Tate & Lyle PLC.

Those entities which have non-coterminous year-ends are consolidated in the Group accounts using management accounts for the period to 31 March.

Independent Auditors' Report to the Members of Tate & Lyle PLC: parent company financial statements

We have audited the parent company financial statements of Tate & Lyle PLC for the year ended 31 March 2007 which comprise the parent company balance sheet and the notes to the parent company financial statements. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Tate & Lyle PLC for the year ended 31 March 2007.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you as to whether in our opinion the information given in the directors' report is consistent with the parent company financial statements. The information given in the directors' report includes that specific information presented in the operating and financial review that is cross-referred from the business review section of the directors' report. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Chairman's statement, the Chief Executive's review, the operating and financial review, the corporate governance statement, the directors' report, and the unaudited part of the directors' remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the directors' remuneration report to be audited.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2007;
- the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
1 Embankment Place
London WC2N 6RH
22 May 2007

Parent company balance sheet

	Notes	Year to 31 March 2007 £m	2006 £m
Fixed assets			
Intangible assets	2	**–**	24
Tangible assets	3	**2**	2
Investments in subsidiary undertakings	4	**1 994**	2 005
		1 996	2 031
Current assets			
Debtors – due within one year	5	**62**	39
Debtors – due after more than one year	5	**11**	12
		73	51
Creditors – due within one year	6	**(359)**	(234)
Net current liabilities		**(286)**	(183)
Total assets less current liabilities		**1 710**	1 848
Creditors – due after more than one year	7	**(431)**	(453)
Provisions for liabilities and charges	9	**(1)**	(1)
Total net assets		**1 278**	1 394
Capital and reserves			
Called up share capital	12	**122**	122
Share premium account	13	**403**	400
Profit and loss account	13	**753**	872
Shareholders' funds		**1 278**	1 394

The parent company financial statements were approved by the Board of Directors on 22 May 2007 and signed on its behalf by:

Sir David Lees, Iain Ferguson, John Nicholas Directors

Registered No. 76535

The notes on pages 135 to 139 form part of these parent company financial statements.

Notes to the parent company financial statements

1 Parent company accounting policies

Accounting basis
The parent company financial statements are prepared under the historical cost convention, except as disclosed below, in accordance with the Companies Act 1985 and applicable UK accounting standards. As permitted by Section 230 of the Companies Act 1985, the Company's profit and loss account and statement of total recognised gains and losses are not presented in these financial statements. The Tate & Lyle PLC consolidated financial statements for the year ended 31 March 2007 contain a consolidated statement of cash flows. Consequently the Company has taken the exemption available in FRS1 (Revised 1996) *Cash flow statements*, and has not presented its own cash flow statement.

Intangible fixed assets
Patents and other intellectual property are shown at historical cost less accumulated amortisation and impairment losses. Where the assets are acquired as part of a business combination, historical cost is based on their fair values as at the date of the combination. Amortisation of the assets is recognised on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

Tangible fixed assets
Depreciation is provided on a straight-line basis to write off the cost of tangible fixed assets over their estimated useful life. The tangible fixed assets comprise plant and machinery which are depreciated over a period of 3 to 28 years. Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

Investments
Fixed asset investments are included in the balance sheet at cost, less any provision for impairment.

Leases
Operating lease costs are charged to profit as incurred.

Research and development
All expenditure on research and development is charged to profit as incurred.

Retirement benefits
The Company contributes to the Group pension plan operated in the UK. Details of the plan are included within note 30 of the Group financial statements. As permitted under FRS17 Retirement Benefits, the plan is accounted for as a defined contribution plan, as the employer cannot identify its share of the underlying assets and liabilities of the plan. The employer's contributions relate to the current service period only.

Deferred tax
Deferred tax is recognised on a full provision basis on timing differences between the recognition of gains and losses in the accounts and their recognition for tax purposes that have arisen but not reversed at the balance sheet date. Deferred tax is not recognised on permanent differences or on timing differences arising on unremitted profits of overseas subsidiaries. Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be sufficient future taxable profits to permit tax relief of the underlying timing differences.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the last day of the financial period (the closing rate) and other profits and losses on exchange are credited or charged to the profit and loss account.

Share-based compensation
The Company operates a number of equity-settled, share-based compensation plans. The fair value of employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, earnings targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, for options granted with non-market vesting conditions, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

2 Intangible fixed assets

	Patents £m
Cost	
At 1 April 2006	32
Disposals	(32)
At 31 March 2007	–
Amortisation	
At 1 April 2006	(8)
Charge for the year	(3)
Disposals	11
At 31 March 2007	–
Net book value at 31 March 2007	–
Net book value at 31 March 2006	24

On 31 December 2006 the Company sold patents to another Group company at net book value.

3 Tangible fixed assets

The net book value of tangible fixed assets of £2 million (2006 – £2 million) comprises plant and machinery.

4 Investments in subsidiary undertakings

	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m
At 1 April 2006	1 773	232	2 005
Additions	46	–	46
Exchange differences	(52)	(5)	(57)
At 31 March 2007	**1 767**	**227**	**1 994**

Shares in subsidiary undertakings are stated at cost or earliest ascribed value less amounts provided of £70 million (2006 – £70 million). Loans to subsidiary undertakings are stated net of amounts provided of £9 million (2006 – £9 million).

5 Debtors

	31 March	
	2007 £m	2006 £m
Due within one year		
UK taxation	**32**	31
Amounts due from subsidiary undertaking	**22**	–
Other debtors	**7**	7
Prepayments and accrued income	**1**	1
	62	39
Due after more than one year		
Deferred taxation (note 8)	**11**	12
	11	12

6 Creditors – due within one year

	31 March 2007 £m	31 March 2006 £m
Amounts owed to subsidiary undertakings	**328**	202
Other creditors	**1**	1
Accruals and deferred income	**30**	31
	359	234

7 Creditors – due after more than one year

	31 March 2007 £m	31 March 2006 £m
Amounts owed to subsidiary undertakings	**429**	451
Preference shares	**2**	2
	431	453

Amounts owed to subsidiary undertakings in the current and prior year mature after more than five years.

8 Deferred taxation

Deferred taxation charged to profit in the year was £1 million (2006 – £2 million).

9 Provisions for liabilities and charges

Provisions for liabilities and charges of £1 million (2006 – £1 million) are expected to be utilised within the next 12 months.

10 Contingent liabilities

	31 March 2007 £m	31 March 2006 £m
Loans and overdrafts of subsidiaries, joint ventures and associates and former subsidiaries guaranteed	**899**	739

Guarantees given in respect of loans and overdrafts by Tate & Lyle PLC may not exceed £1,711 million (2006 – £1,821 million).

Other trade guarantees have been given in the normal course of business by Tate & Lyle PLC at both 31 March 2007 and 31 March 2006. These are excluded from the figures given above and are in respect of Revenue and Customs and the Rural Payments Agency for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

11 Financial commitments

Annual payments made by the Company in the year ended 31 March 2007 in respect of operating leases which expire after more than five years (2006 – more than five years) were £4 million (2006 – £3 million).

12 Share capital

Authorised equity share capital

	31 March 2007 £m	31 March 2006 £m
790,424,000 ordinary shares of 25p each (2006 – 790,424,000)	**198**	198

Allotted, called up and fully paid equity share capital

	31 March 2007		31 March 2006	
	Shares	**£m**	Shares	£m
At 1 April	**488 740 116**	**122**	486 471 879	122
Allotted under share option schemes	**1 084 282**	**–**	2 268 237	–
At 31 March	**489 824 398**	**122**	488 740 116	122

13 Reconciliation of movements in shareholders' funds

	Ordinary shares £m	Share premium £m	Profit and loss account £m	Total £m
At 1 April 2006	122	400	872	1 394
Proceeds from shares issued	–	3	14	17
Share-based payments	–	–	2	2
Ordinary dividend paid	–	–	(98)	(98)
Loss for the year	–	–	(35)	(35)
Exchange	–	–	(2)	(2)
At 31 March 2007	**122**	**403**	**753**	**1 278**

The loss for the year before dividends dealt with in the financial statements of the Company amounted to £35 million (2006 – £54 million profit).

The remaining amount available for the payment of dividends by the Company at 31 March 2007 was £753 million (2006 – £872 million).

14 Related parties

As permitted by FRS8 Related Party Disclosures, disclosure of related party transactions with other companies controlled by Tate & Lyle PLC is not provided and there were no reportable transactions with other related parties.

15 Profit and loss account disclosures

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

The audit fee in respect of the parent company financial statements for the year ended 31 March 2007 was £0.1 million (2006 – £0.1 million).

The Company employed 95 staff including directors (2006 – 85) and the total staff costs are shown below:

	Year to 31 March	
	2007 £m	2006 £m
Wages and salaries	**13**	12
Social security	**1**	1
Retirement benefits	**2**	2
	16	15

Directors' emoluments disclosures are provided in the directors' remuneration report on pages 73 to 82 of this annual report and in note 9 of the Group financial statements.

16 Dividends

Details of the Company's dividends are set out in note 14 of the Group financial statements.

Ten-year review financial years to March

Share information	UK GAAP[2] 1998	1999	2000	2001	2002	2003	2004[1]	IFRS 2005[3,4,7]	2006[4,7]	2007
Pence per 25p ordinary share										
Closing share price	522.0	401.0	227.0	228.8	349.2	299.0	297.2	531.5	571.0	**575.0**
Earnings – basic[6]	31.1	30.4	24.3	(50.0)	24.7	27.8	32.7	31.0	(6.3)	**44.3**
basic, before amortisation and exceptional items[6]	35.7	28.5	30.0	14.8	22.2	33.1	34.0	37.7	42.4	**48.7**
Earnings – diluted[6]	30.6	30.4	24.2	(49.8)	24.6	27.7	32.6	30.6	(6.3)	**43.6**
diluted, before amortisation and exceptional items[6]	35.1	28.4	29.9	14.8	22.1	33.0	33.9	37.4	41.7	**47.9**
Dividend	17.0	17.2	17.8	17.8	17.8	18.3	18.8	19.4	20.0	**21.5**
Closing market capitalisation £ million	2 378	1 832	1 039	1 102	1 683	1 441	1 435	2 586	2 791	**2 816**
Including convertible redeemable preference shares £ million	32	–	–	–	–	–	–	–	–	**–**
Business ratios										
Interest cover – times	4.0	3.0	3.6	2.3	3.3	7.6	9.3	11.6	9.9	**10.1**
Profit before interest, exceptional items and amortisation divided by net finance expense[5,6]										
Gearing	92%	84%	64%	91%	59%	45%	40%	48%	92%	**90%**
Net borrowings as a percentage of total net assets										
Net margin	6.4%	5.9%	7.0%	4.3%	5.3%	7.8%	7.7%	8.3%	8.8%	**9.2%**
Profit before interest, exceptional items and amortisation as a percentage of sales[6]										
Return on net operating assets	13.7%	11.9%	13.5%	8.5%	10.5%	14.2%	15.4%	18.8%	18.9%	**18.9%**
Profit before interest and exceptional items as a percentage of average net operating assets										
Dividend cover – times										
Basic earnings per share after exceptional items and amortisation divided by dividends per share[6]	1.8	1.8	1.4	(2.8)	1.4	1.5	1.7	1.6	(0.3)	**2.1**
Basic earnings per share before exceptional items and amortisation divided by dividends per share[6]	2.1	1.7	1.7	0.8	1.2	1.8	1.8	1.9	2.1	**2.3**

1. Comparative figures for 2004 have been restated to reflect the adoption of UITF38 Accounting for ESOP Trusts.
2. Comparative figures for 1998 to 2004 have not been restated to reflect the adoption of IFRS from 1 April 2004.
3. Comparative figures for 2005 have not been restated to reflect the adoption of IAS32/39 from 1 April 2005.
4. 'Amortisation' relates to the amortisation of intangible assets arising on acquisition of businesses.
5. Under UK GAAP interest cover was calculated using only the profit before interest, exceptional items and amortisation, and the net finance expense of Tate & Lyle PLC and its subsidiaries.
6. These ratios have been calculated using the results of both continuing and discontinued operations for the years ended 31 March 2006 and 31 March 2007.
7. Comparative figures for 2005 and 2006 have been restated to reflect the adoption of IFRIC4.

In 2000, the Group changed its accounting reference date from 30 September to 31 March, resulting in an extended accounting period of 18 months to March 2000.

Results presented above are for years to 31 March and have been calculated using the Group's published interim and full-year financial statements.

In order to show the underlying trend of dividend payments, dividends shown in the above table have been adjusted as follows:

(a) to exclude from the dividend for the year to March 1997 the Foreign Income Dividend enhancement of 1.325p per share included in the Interim 1997 dividend; and
(b) to exclude from the dividend of 26.9p per share paid in respect of the 18 months to March 2000 the final dividend of 9.1p per share paid in respect of the transitional six-month period to March 2000 with the effect that the dividend of 17.8p per share for the year to March 2000 shown above is presented on an annualised basis.

Ten-year review financial years to March

	UK GAAP[2]							IFRS		
Employment of capital	1998 £m	1999 £m	2000 £m	2001 £m	2002 £m	2003 £m	2004[1] £m	2005[3,4,6] £m	2006[4,6] £m	**2007 £m**
Intangible assets and property, plant and equipment	1 821	1 892	1 854	1 860	1 699	1 565	1 414	1 461	1 480	**1 449**
Other non-current assets	–	–	–	–	–	–	–	3	21	**25**
Working capital	319	288	211	307	114	94	107	37	356	**445**
Net assets held for sale									–	**61**
Net operating assets	2 140	2 180	2 065	2 167	1 813	1 659	1 521	1 501	1 857	**1 980**
Net borrowings	(1 030)	(986)	(805)	(963)	(639)	(471)	(388)	(474)	(866)	**(900)**
Net (liabilities)/assets for dividends and tax	7	(23)	4	(142)	(93)	(144)	(155)	(44)	(51)	**(85)**
Total net assets	1 117	1 171	1 264	1 062	1 081	1 044	978	983	940	**995**
Capital employed										
Called up share capital	117	117	117	123	123	123	123	124	122	**122**
Reserves	846	904	984	885	920	889	828	827	783	**838**
	963	1 021	1 101	1 008	1 043	1 012	951	951	905	**960**
Minority interests	154	150	163	54	38	32	27	32	35	**35**
	1 117	1 171	1 264	1 062	1 081	1 044	978	983	940	**995**
Profit summary[5]										
Sales	4 560	4 359	4 090	4 146	3 944	3 167	3 167	3 339	3 465	**3 814**
Group operating profit: Before exceptional items and amortisation	260	220	237	156	180	219	214	278	300	**355**
Amortisation	–	–	–	(5)	(8)	(8)	(8)	(4)	(5)	**(9)**
Operating exceptional items	(9)	(5)	–	–	–	(39)	–	(45)	(248)	**(13)**
Group operating profit	251	215	237	151	172	172	206	229	47	**333**
Share of profits of joint ventures and associates	30	37	47	29	36	35	43	–	–	**–**
Total operating profit	281	252	284	180	208	207	249	229	47	**333**
Non-operating exceptional items: Write-downs on planned sale of business	–	–	(50)	(307)	–	(12)	–	–	–	**–**
Profit/(loss) on sale or termination of businesses	–	–	25	9	(5)	19	(6)	–	–	**–**
Profit/(loss) on sale of fixed assets	–	18	7	–	13	(1)	–	–	–	**–**
Profit/(loss) before net finance expense	281	270	266	(118)	216	213	243	229	47	**333**
Net finance expense	(65)	(73)	(65)	(67)	(55)	(29)	(23)	(24)	(33)	**(38)**
Net finance (expense)/income of joint ventures and associates	(10)	(13)	(10)	(5)	(2)	3	4	–	–	**–**
Profit/(loss) before taxation	206	184	191	(190)	159	187	224	205	14	**295**
Taxation	(60)	(49)	(63)	(40)	(39)	(57)	(69)	(55)	(60)	**(105)**
Profit/(loss) after taxation	146	135	128	(230)	120	130	155	150	(46)	**190**
Minority interests	(7)	4	(17)	(6)	(2)	2	(1)	(4)	(3)	**(3)**
Discontinued operations	–	–	–	–	–	–	–	–	19	**27**
Profit/(loss) for the period	139	139	111	(236)	118	132	154	146	(30)	**214**
Profit before tax, exceptional items and amortisation	215	171	209	113	159	228	227	254	267	**317**

1. Comparative figures for 2004 have been restated to reflect the adoption of UITF38 Accounting for ESOP Trusts.
2. Comparative figures for 1997 to 2004 have not been restated to reflect the adoption of IFRS from 1 April 2004.
3. Comparative figures for 2005 have not been restated to reflect the adoption of IAS32/39 from 1 April 2005.
4. 'Amortisation' relates to the amortisation of intangible assets arising on acquisition of businesses.
5. Profit summary information for the years ended 31 March 2006 and 31 March 2007 is presented in accordance with the presentation adopted in the 2007 Group financial statements and unless otherwise stated represents continuing operations only.
6. The comparative figures for 2005 and 2006 have been restated to reflect the adoption of IFRIC4.

Information for investors

Addresses and telephone numbers
Useful addresses and telephone numbers are set out on page 144.

Dividends on ordinary shares
Two payments were made during the tax year 2006/2007 as follows:

Payment date	Dividend description	Dividend per share
27 July 2006	Final 2006	14.1p
9 January 2007	Interim 2007	6.2p

Services
Single Company Individual Savings Account (ISA)
Tate & Lyle's ordinary shares can be held in a Single Company ISA. For information, please call Lloyds TSB Registrars ISA Helpline on 0870 24 24 244.

Shareholding enquiries
Queries on shareholdings should be addressed to Tate & Lyle's Registrar, Lloyds TSB Registrars (see page 144 for contact details).

Tate & Lyle's website (www.tateandlyle.com) and share price information
Tate & Lyle's website provides direct links to other Group company sites and to sites providing financial and other information relevant to the Company. The share price is available on the website with a 20-minute delay. Similar information is available on many specialist websites, on Teletext and in several national newspapers.

Capital gains tax
The market values on 31 March 1982 for the purposes of indexation up to April 1998 in relation to capital gains tax of Tate & Lyle PLC shares then in issue were:

Ordinary shares of £1 each	201.00p
Equivalent value per ordinary share of 25p	50.25p
6½% cumulative preference shares	43.50p

Tate & Lyle American Depositary Shares (ADSs)
The Company's shares trade in the United States on the NASDAQ over the counter (OTC) market in the form of ADSs and these are evidenced by American Depositary Receipts (ADRs). The shares are traded under the symbol TATYY. Each ADS is equivalent to four ordinary shares. For more information, contact the Bank of New York at the address given on page 144.

On 10 April 2007, Tate & Lyle was approved for the International PremierQX tier of International OTCQX. This provides a gateway to US securities markets for international companies that are listed on a qualified international exchange. Tate & Lyle's ADR is identified with an International PremierQX logo and investors can find current financial information and other disclosure on www.otcqx.com and www.pinksheets.com

Financial calendar (dates are provisional except those marked with an asterisk)

2007 Annual General Meeting	18 July 2007*
Announcement of interim results for six months to 30 September 2007	1 November 2007
Announcement of preliminary results for the year ending 31 March 2008	21 May 2008
2008 Annual General Meeting	23 July 2008

Dividend on ordinary shares	2007 final	2008 interim	2008 final
Announced	23 May 2007*	1 November 2007	21 May 2008
Payment date	26 July 2007*[1]	8 January 2008	31 July 2008[1]

1. Subject to the approval of shareholders.

Dividends on 6½% cumulative preference shares
Paid 31 March and 30 September

Index

Useful addresses and telephone numbers

Registered Office
Sugar Quay
Lower Thames Street
London EC3R 6DQ
Tel: +44 (0)20 7626 6525
Fax: +44 (0)20 7623 5213

Website
www.tateandlyle.com

Share Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

For telephone enquiries please phone 0870 600 3970. This is a Lloyds TSB Registrars Helpline service which will recognise the Company's name.

ADR Depositary
The Bank of New York
Investor Relations Department
101 Barclay Street – 11th Floor
New York, NY 10286
Tel: +1 888 269 2377

Corporate Brokers
Citigroup
33 Canada Square
Canary Wharf
London E14 5LB

Cautionary statement
This annual report and accounts contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Tate & Lyle PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this annual report and accounts should be construed as a profit forecast.

Designed and produced by
www.berghindjoseph.com

Typeset by Orb Solutions

Printed by St Ives Westerham Press Ltd

Photography by
Adrian Burke, David Rees

'Learning through art' image
on page 58 courtesy of
Richard Eaton

www.tateandlyle.com

END